EXHIBIT D

INTRODUCTION

         References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (“Mexico”). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Banco de México calculates such announced rate daily on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on October 16, 2002 (to take effect on the second business day thereafter) was Ps. 10.0757 = U.S. $1.00. See “External Sector of the Economy—Exchange Controls and Foreign Exchange Rates.”

         The volatility in international financial markets during 1998 due to economic turmoil in countries such as Russia and Brazil caused the peso to suffer a significant decline in value during that year. The peso appreciated during 1999 and 2001, depreciated slightly during 2000 and has depreciated in the first six months of 2002. Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.

         Under the Mexican Monetary Law, payments which should be made in Mexico in foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the rate of exchange for pesos prevailing at the time of payment.

         The fiscal year of the Government ends December 31. The fiscal year ended December 31, 2001 is referred to herein as “2001” and other years are referred to in a similar manner.

SUMMARY

         The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.

United Mexican States

											First half			Budget
	1997		1998		1999		2000		2001(2)		of 2002(2)			2002(1)

	(in millions of dollars or pesos)
The Economy

Gross Domestic Product (“GDP”):

Nominal	Ps.	3,179,120	Ps.	3,848,218	Ps.	4,599,449	Ps.	5,491,018	Ps.	5,771,857	Ps.	5,952,304	(15)	Ps.	6,183,700

Real(3)	Ps.	1,381,525	Ps.	1,449,310	Ps.	1,503,500	Ps.	1,603,262	Ps.	1,598,832	Ps.	1,609,729	(15)	Ps.	1,626,012

Real GDP growth		6.8%		4.9%		3.7%		6.6%		(0.3% )		0.0%			1.7%

Increase in national consumer price index		15.7%		18.6%		12.3%		9.0%		4.4%		2.6%			4.5%

Merchandise export growth(4)		15.0%		6.4%		16.1%		22.0%		(4.8)%		(2.8)%			n.a.

Non-oil merchandise export growth(4)		17.5%		11.3%		14.6%		18.7%		(3.0)%		(2.4)%			n.a.

Oil export growth		(2.8)%		(37.0)%		39.2%		65.0%		(21.9)%		(6.4)%			n.a.

Oil exports as % of merchandise exports(4)		10.2%		6.1%		7.3%		9.8%		8.1%		8.3%			n.a.

Balance of payments:

Current account		$(7,448)		$(16,090)		$(13,999)		$(18,111)		$(17,915)		$(6,804)			$(21,114)

Trade balance		$624		$(7,914)		$(5,584)		$(8,003)		$(9,954)		$(3,191)			n.a.

Capital account		$15,763		$17,652		$13,416		$17,786		$24,173		$8,740			n.a.

Change in total reserves(5)		$10,494		$2,137		$594		$2,822		$7,325		$1,843			n.a.

International reserves (end of period)(6)		$28,003		$30,140		$30,733		$33,555		$40,880		$42,723			n.a.

Net international assets(7)		$19,824		$23,480		$27,380		$35,629		$44,857		$45,630			n.a.

Ps./$ representative market exchange rate (end of period)(8)		8.083		9.865		9.514		9.572		9.142		10.000			10.1

28-day Cetes (Treasury bill) rate (% per annum)(9)		19.8%		24.8%		21.4%		15.2%		11.3%		7.0%			9.7%

											First half		Budget
	1997		1998		1999		2000		2001(2)		of 2002 (2)		2002(1)

	(in millions of pesos)(3)
Public Finance(10)

Budgetary public sector revenues	Ps.	318,119	Ps.	294,933	Ps.	312,887	Ps.	346,876	Ps.	351,435	Ps.	172,636	Ps.	368,537

% of GDP		23.1%		20.4%		20.8%		21.7%		22.0%		22.5%		22.7%

Budgetary public sector expenditures	Ps.	326,608	Ps.	312,847	Ps.	330,175	Ps.	364,532	Ps.	362,493	Ps.	166,160	Ps.	379,081

% of GDP		23.7%		21.6%		22.0%		22.8%		22.7%		21.69%		23.4%

Public sector balance as % of GDP(11)		(0.7)%		(1.3)%		(1.1)%		(1.1)%		(0.7)%		0.8%		(0.7)%

Primary balance as % of GDP(11)		3.5%		1.7%		2.5%		2.6%		2.6%		4.1%		2.7%

Operational balance as % of GDP(11)		(0.1)%		(0.4)%		(0.4)%		(0.4)%		(0.3)%		n.a		(0.2)%

						First half
	1997	1998	1999	2000	2001(2)	of 2002(2)

	(in billions of dollars)
Public Debt(12)

Net internal public debt(13)	$32.2	$34.9	$47.7	$63.3	$75.6	$73.3

External public debt(14)	$88.3	$92.3	$92.3	$84.1	$80.3	$78.0

Long-term	$84.3	$87.9	$88.0	$80.3	$76.7	$73.7

Short-term	$4.1	$4.4	$4.3	$3.8	$3.7	$4.3

Public debt as % of nominal GDP:

Net internal public debt(13)	7.4%	8.3%	9.0%	10.6%	11.6%	11.9%	(16)

External public debt(14)	20.2%	21.7%	17.4%	12.8%	11.7%	12.1%	(16)

Total public debt as % of nominal GDP	27.6%	30.0%	26.4%	23.4%	23.3%	24.0%	(16)

Interest on external public debt as % of merchandise exports(4)	5.9%	5.3%	4.7%	4.3%	4.3%	4.1%

Note:		Totals may differ due to rounding.

n.a.	=	Not available.

(1)		Budget 2002 figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (“General Economic Policy Guidelines for 2002”) and do not reflect actual results for the year or updated estimates of Mexico’s 2002 economic results.

(2)		Preliminary.

(3)		Constant pesos with purchasing power as of December 31, 1993.

(4)		Merchandise export figures include in-bond industry and exclude tourism.

(5)		Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.

(6)		International reserves are equivalent to gross international reserves minus international liabilities of the central bank with maturities under six months.

(7)		Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

(8)		“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico. Budget 2002 exchange rate represents the projected average daily exchange rate for 2002.

(9)		Annual average of weekly rates, calculated on a month-by-month basis.

(10)		Includes aggregate revenues and expenditures for the Government and budget- and administratively-controlled agencies but not off-budget revenues or expenditures.

(11)		The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General—Measures of Fiscal Balance.” Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.

(12)		Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt.

(13)		“Net internal debt” represents the internal debt of the Government and the budget-controlled agencies at the end of the indicated period, excluding Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund). In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt. Net internal debt is calculated using the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico and without consolidation with the debt of Banco de México. Figures in this table are based on this methodology, which conforms to that used by the Ministry of Finance and Public Credit in other public reports.

(14)		External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which are currently outstanding, (b) external borrowings by the public sector after June 30, 2002, including approximately U.S. $1.75 billion of capital market financings and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

(15)		Annualized.

(16)		Calculated based on estimated GDP for June 30, 2002.

Source: Ministry of Finance and Public Credit.

UNITED MEXICAN STATES

Area, Population and Society

         Mexico, a nation formed by 31 states and the Federal District (comprising Mexico City), is the fifth largest nation in the Americas and the thirteenth largest in the world, occupying a territory of 759,529 square miles (1,967,183 square kilometers). To the north, Mexico shares a border of 1,931 miles (3,107 km) with the United States of America, and to the south it has borders with Guatemala and Belize. Its coastline extends over 6,303 miles (10,143 km) along both the Gulf of Mexico and the Pacific Ocean.

         Mexico is the third most populous nation in the Americas, with a population of 97.5 million as reported by the Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Informatics) in its 2000 population and housing census. Approximately 74.7% of Mexico’s population lives in urban areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with estimated populations in 2000 of 17.3 million, 3.5 million and 3.1 million, respectively. The annual rate of population growth averaged 3.3% in the 1960s and 1970s. In the 1980s, Government efforts in the areas of family planning and birth control, together with declining birth rates among women under 35 and those living in urban areas, resulted in a reduction of the population growth rate to an estimated 1.3% in 2002.

         Mexico is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the “World Bank”).

Selected Comparative Statistics

	Mexico	Brazil	Chile	Venezuela	United States

Per capita GNP (2000)(1)	$8,790	$7,300	$9,100	$5,740	$34,100

Life expectancy at birth (2000)	73	68	76	73	77

Youth illiteracy rate (2000)(2)

Male	3%	9%	1%	3%	n.a.

Female	3%	6%	1%	1%	n.a.

Infant mortality (2000)(3)	29	32	10	19	7

n.a.	=	Not available.

(1)		Adjusted for purchasing power parity.

(2)		Ages 15-24.

(3)		Infant mortality per 1,000 live births.

Source: World Development Indicators 2002.

Form of Government

         The present form of government was established by the Political Constitution of Mexico (the “Constitution”), which took effect on May 1, 1917. The Constitution establishes Mexico as a federal republic and provides for a tripartite government, separated into executive, judicial and legislative branches. The President and the members of Congress are elected by popular vote of Mexican citizens who are 18 years of age and older.

         The President is the chief of the executive branch of the Government. The current President of Mexico is Vicente Fox Quesada, whose term expires on November 30, 2006. The Constitution limits the President to one six-year term and does not allow re-election for any additional terms. The executive branch of the Government consists of 18 ministries and the office of the legal advisor to the executive branch. The principal officials of all the ministries are appointed by the President. The appointment of empleados superiores (senior employees) of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) is subject to ratification by the Senate.

         Federal judicial authority is vested in the Supreme Court of Justice, the Circuit and District Courts and the Federal Judicial Board. The Supreme Court is comprised of 11 ministers, who serve 15-year terms (except in the case of members appointed after Constitutional amendments which took effect on December 31, 1994, whose terms range from eight to 20 years). The ministers of the Supreme Court are selected by the Senate from a pool of candidates nominated by the President. The President of the Supreme Court is limited to a single term of four years. The Federal Judicial Board, which is composed of seven members, one of whom is the President of the Supreme Court, administers the Federal judicial system and appoints Circuit Court judges and District Court judges (magistrados). The President appoints the Federal Attorney General. The office of the Federal Attorney General is autonomous.

         Legislative authority is vested in the Congress, which is composed of the Senate and the Chamber of Deputies. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. As a result of the Constitutional amendments approved in 1994, the Senate is comprised of 128 members (twice its previous size), four from each state and four from the Federal District. The Chamber of Deputies is comprised of 500 members, 300 of whom are elected directly by national electoral districts and 200 of whom are elected through a proportional representation system that allocates 200 seats to political party representatives, based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote. The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority of each chamber.

         The Partido Revolucionario Institucional (Institutional Revolutionary Party) was the dominant political party in Mexico for several decades. From 1929 to 1994, the Institutional Revolutionary Party had won all Presidential elections, and from 1929 until July 1997, the Institutional Revolutionary Party held a majority of the seats in both Chambers of the Federal Congress. Until 1989, the Institutional Revolutionary Party had also won all of the state governorships. However, in July 2000, the candidate of the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the Presidential election. In addition, the National Action Party now holds seven state governorships, and the Alianza Opositora (Opposition Alliance), an alliance formed by the Partido de la Revolución Democrática (Democratic Revolution Party) with other parties, holds eight governorships.

         Through the implementation of certain institutional mechanisms in 1994 and the ratification of certain Constitutional amendments in 1996, the processes through which federal elections are conducted underwent changes aimed at impartiality and political neutrality. The changes included:

•	the establishment of the Instituto Federal Electoral (the Federal Electoral Institute), an autonomous state agency in which the President may not participate, empowered by the Constitution to resolve electoral disputes and organize elections;

•	the introduction of holographic tamper-proof photo voter identification cards, which discourage voter fraud and aid detection of fraud;

•	the invitation of Mexican and foreign election observers to certify the electoral process;

•	the elimination of the Electoral Committee of the Chamber of Deputies, which had been responsible for ratifying the results of presidential elections;

•	the imposition of limits on expenditures on political campaigns and controls on the sources and uses of funds contributed to a political party;

•	the granting of voting rights to Mexican citizens residing abroad;

•	the reduction from 315 to 300 in the maximum number of congressional representatives who may belong to a single party and establishment of the current electoral procedure of proportional representation in the Senate; and

•	the integration into the judicial branch of the Mexican Federal Electoral Court, which had previously been part of the executive branch.

         The 1996 amendments provided for the popular election of the Chief of Government of the Federal District (i.e., Mexico City), and granted the Chief of Government of the Federal District the authority to appoint the Attorney General of the Federal District; both positions had previously been presidential appointments. In addition, Federal District legislative delegates, who represent the various boroughs of the Federal District, have been popularly elected since July 2000. In elections held in 1997 and 2000, candidates of the Democratic Revolution Party were elected to the office of Chief of Government of the Federal District.

         In the Congressional election held on July 2, 2000, all of the seats in the Senate and the Chamber of Deputies were up for election. The election resulted in the following distribution of Congressional seats:

Party Representation in Congress

	Senate		Chamber of Deputies

	Seats	% of Total	Seats	% of Total

Institutional Revolutionary Party	60	46.9%	208	41.6%

National Action Party	46	35.9	207	41.4

Democratic Revolution Party	16	12.5	54	10.8

Ecological Green Party of Mexico	5	3.9	16	3.2

Labor Party	0	0.0	8	1.6

Nationalist Social Party	0	0.0	3	0.6

Social Alliance Party	0	0.0	2	0.4

Convergence for Democracy	1	0.8	2	0.4

Total	128	100.0%	500	100.0%

Note:	Totals may differ due to rounding.

Source:	Federal Electoral Institute.

Foreign Affairs

         Mexico has diplomatic ties with 177 countries. It is a charter member of the United Nations and a founding member of the Organization of American States, the International Monetary Fund (“IMF”), the World Bank, the International Finance Corporation and the Inter-American Development Bank. Mexico is also a non-borrowing regional member of the Caribbean Development Bank. In 1986, Mexico became a party to the General Agreement on Trade and Tariffs. In 1991, Mexico became a founding member of the European Bank for Reconstruction and Development and was admitted into the Pacific Basin Economic Co-operation Conference. Mexico is a signatory, along with Canada and the United States, to the North American Free Trade Agreement, which went into effect on January 1, 1994. On April 14, 1994, Mexico was admitted as a member of the Organization for Economic Cooperation and Development, making it the first new member to be admitted into that organization since 1973. Mexico became a member of the World Trade Organization on January 1, 1995, the date on which the World Trade Organization superseded the General Agreement on Trade and Tariffs. Mexico signed a Free Trade Agreement with the European Union, which took effect on July 1, 2000.

Political Reform

         In the domestic political arena, the Government has renewed its efforts to resolve its differences with insurgents in the Chiapas region, by facilitating their participation in the political process. On September 11, 1995, the Government and the insurgents reached an agreement pursuant to which both sides accepted a common political agenda and procedural rules, and agreed to the creation of a working committee regarding the rights of indigenous peoples. An agreement on a series of measures aimed at enhancing and guaranteeing the rights of the indigenous population was signed on February 16, 1996. Talks with the insurgents continued following such agreement, but are currently on hold.

         On August 14, 2001, amendments to certain articles of the Constitution related to indigenous cultures, which were approved by the Congress in April 2001, became effective. The law recognizes the rights of indigenous villages and communities in Mexico. The law aims, among other things, to:

•	grant indigenous populations increased autonomy over their internal systems of social, economic, political and cultural organization,

•	preserve their ways of life, and

•	improve the standard of living of indigenous groups.

Although various indigenous groups have expressed concerns that the law did not go further to advance their interests, the Government believes that it represents important progress toward advancing its stated objectives.

THE ECONOMY

National Development Plan

         On May 30, 2001, the Mexican Government announced the Plan Nacional de Desarrollo (National Development Plan). The National Development Plan establishes the basic goals and objectives of the President during his six-year term. The President’s mission, as embodied in the plan, is to direct the process of transition, in a responsible and democratic manner, towards a more just and humane society and a more competitive and inclusive economy. The plan seeks to reorganize the Government’s economic and social policies and change the criteria for the allocation of public resources to achieve these goals.

         The objectives of the plan are to:

•	maintain sound public finance policies designed to achieve Mexico’s development goals;

•	design public policies with the objective of promoting dynamic economic development;

•	create political, economic and social conditions that promote national development process;

•	better integrate Mexico into the international markets;

•	remove legal and structural barriers to development in order to encourage creative processes in the promotion of economic development; and

•	encourage innovation in all areas of national life, including scientific, legal, economic, social, educational and administrative.

         The plan’s development strategy features education, and the plan seeks to promote an educational revolution that will strengthen Mexico’s international competitiveness and provide Mexicans with a higher standard of living.

         The plan recognizes that changes in the global economy, together with transformations in international trade and in the movement of investment flows across borders, have brought about fundamental changes in the structure of the markets and in the nature of competition both in Mexico and abroad, creating challenges for Mexico in achieving its development goals. The Mexican Government created three commissions to direct the Government’s efforts towards achieving the goals of the plan: the Social and Human Development Commission, the Quality Growth Commission and the Commission on Order and Respect.

         On June 11, 2002, the Government announced the Programa Nacional de Financiamiento del Desarrollo 2002-2006 (National Development Financing Program 2002-2006, or “PRONAFIDE 2002-2006”). The goals of the PRONAFIDE 2002-2006 are to:

•	generate the resources needed to finance social programs contemplated by the National Development Plan 2001-2006;

•	increase the rate of economic growth;

•	generate jobs consistent with population dynamics; and

•	consolidate a stable macroeconomic environment.

The basic strategies that the Government expects to employ in connection with the PRONAFIDE 2002-2006 are as follows:

•	implementation of structural reforms aimed at fostering a legal and economic environment favorable to the competitive participation of the private sector in productive activities;

•	promotion of public sector savings in order to increase the availability of financial resources for the private sector;

•	promotion of private sector domestic savings, with an emphasis on both popular and long-term savings;

•	promotion of external savings only as a complement to domestic savings; and

•	strengthening of the financial system and modernization of development banks in order to foster economic growth in the medium term.

         Notwithstanding these initiatives, significant new investment in infrastructure, industrial and agricultural modernization, training and environmental protection will be required for continued growth and development. The Mexican economy is also likely to continue to be subject to the effects of adverse domestic and external factors such as declines in foreign direct and portfolio investment, high interest rates and low oil prices, which may lead to volatility in the foreign exchange and financial markets and may affect Mexico’s ability to service its foreign debt.

         The PRONAFIDE 2002-2006 presents the medium-term strategy aimed at creating and strengthening domestic sources of financing within a stable macroeconomic environment and contemplates a medium-term fiscal stance that includes the following:

•	maintaining the public sector debt within sustainable levels;

•	reducing the Government’s absorption of domestic financial resources, limiting the crowding-out effect of fiscal policy to private investment in the medium term; and

•	strengthening the capacity of the Government to fulfill its social mandate.

The Role of the Government in the Economy; Privatization

         Overview

         Over the past several years, the Mexican Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures included Constitutional amendments and related legislation that have allowed the Mexican Government to privatize railways and satellite communications, new legislation permitting Mexican private-sector companies (which may be owned by non-Mexican companies or individuals) to take part in the storage, distribution and transportation of natural gas, plans to privatize power-generating plants and secondary petrochemical plants, airports, ports and highways, and new legislation on civil aviation which provides for the granting of 30-year concessions allowing private companies to operate commercial air transportation services within Mexico.

         Since 1983, the Government has set as a priority the sale to the private sector of its interest in all non-strategic commercial enterprises. In 1982, the Government owned or controlled 1,155 public-sector enterprises. By December 31, 2001, the number of Government-owned businesses had been reduced to 205.

         In January 1995, the Government announced a comprehensive privatization program intended to give new impetus to the Government’s privatization efforts, which the Government views as a key element of Mexico’s structural economic reforms. Under the privatization program, the Government has achieved more effective regulatory reform as well as improved coordination among the relevant agencies than in previous privatizations. To this end, the Government is modernizing the legal and regulatory framework applicable to certain sectors, such as telecommunications, in advance of privatization, rather than following privatization. Congress has enacted a series of laws that increase the scope for private and foreign participation in key sectors of the Mexican economy.

         In addition, in September 1995, the Government created the Fondo de Inversión en Infraestructura (Infrastructure Investment Fund, known as “FINFRA”), with the objective of encouraging greater private sector participation in the construction of basic infrastructure, such as toll roads, ports, water-treatment plants, drainage and sanitation facilities. FINFRA has participated with private investors in several infrastructure development projects in some states, including Guanajuato, México, Sonora, Tamaulipas and Veracruz. At March 12, 2002, the resources of FINFRA totaled Ps.2,970.0 million, of which Ps.599 million are committed to authorized projects, Ps.2,283 million are available for new projects and the remaining Ps.88 million are available for financing research.

         Telecommunications

         In June 1995, Congress enacted legislation to liberalize telecommunications in Mexico upon the expiration in August 1996 of the exclusive concession granted to Teléfonos de México, S.A. de C.V. (“Telmex”) to render domestic and international telephone services in Mexico. Pursuant to the legislation, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation) has granted 30-year concessions (which may be extended for an additional 30 years) for the establishment and operation of public fixed-line telecommunications networks. No license fees have been charged in connection with the granting of such concessions. In addition, the Government conducted auctions for 20-year concessions (which may be extended for an additional 20 years) to use portions of the radio spectrum to operate cellular telephone networks and for concessions to operate satellite telecommunications systems. Although the various concessions may only be granted to Mexican individuals and companies, foreigners generally may own up to 49% of the capital stock of these companies. In the case of concessions to operate cellular telephone systems, however, foreigners may increase their ownership beyond 49% with the approval of the National Foreign Investment Commission. Concessionaires are free to establish rates for the services they provide. From October 1, 1995 through December 31, 2001, 18 concessions were granted for the operation of a wide range of public telecommunications services.

         On August 9, 1996, the Ministry of Communications and Transportation announced the creation of the Federal Telecommunications Commission as a decentralized administrative entity. This commission is responsible for the regulation and supervision of telecommunications services in Mexico, with the goals of promoting competition, expanding the available services and improving efficiency in this sector. The commission has been involved in the design and supervision of administrative policies, the issuance of technical standards and the undertaking of specialized analysis relating to telecommunications issues. In addition, the commission is coordinating processes to use and operate geo-stationary orbital positions and satellite orbits assigned to Mexico, including their frequency bands and rights to broadcast and receive signals. The commission has four members, including a chairman, appointed by the President of Mexico.

         In mid-1997, the Government published rules that establish guidelines for permitting private investment in satellite communications. On October 24, 1997, the Autrey Group and Loral Space were awarded the bid to acquire 75% of the shares of Satélites Mexicanos, the Mexican satellite company, with the Government retaining the remaining 25% of the shares for the present. The Government expects to sell its remaining stake in Satélites Mexicanos through an offering in the local and international capital markets when market conditions are favorable.

         Natural Gas Industry

         Effective May 12, 1995, Congress enacted amendments to the law regarding the natural gas industry. The amendments provide that Mexican private sector companies (which may be owned by non-Mexican companies or individuals) may take part in the storage, distribution and transportation of natural gas and to that end may construct, own and operate natural gas pipelines, installations and equipment. By December 31, 2001, the Government had granted 21 12-year concessions for the construction, ownership and/or operation of natural gas distribution centers in Chihuahua; Mexicali, B.C.; Hermosillo-Guaimas-Empalme; Toluca; Río Pánuco; Tamaulipas; Monterrey; Estado de México; Cuatitlán-Texcoco; Querétaro, el Bajío; Laguna-Durango and Cananea.

         Railways

         In 1995, Congress enacted a law on railways, pursuant to which 50-year concessions may be granted (which may be extended for up to an additional 50 years) to operate sections of Mexico’s railway system. Although only Mexican individuals or companies may hold railway concessions, foreigners may own up to 49% of the capital stock of these companies and may increase their ownership share beyond this limit with the approval of the National Foreign Investment Commission. In 1995, the Government divided the railway system into three regional lines which are operated by private Mexican companies in which the Government has retained a 25% ownership interest. Through December 31, 2001, the Government had granted concessions to private sector participants covering 99% of the country’s railway freight services (in terms of the volume of transportation services) and covering 83% of the railway network.

         Aviation

         The Civil Aviation Law provides that the Government may award 30-year concessions (which may be extended for an additional 30 years) to operate regularly scheduled commercial air transportation services within Mexico. Concessions may only be granted to Mexican companies, but foreigners may own up to 25% of the capital stock of these companies.

         New regulations under the Civil Aviation Law became effective in December 1998. These regulations, which clarify the rules for private sector participation in the airline industry, are intended to encourage the entry of new service providers and promote the modernization of air transportation, which the Government hopes will lead to more efficient, safe and profitable airline service.

         The Ley de Aeropuertos (Airports Law) became effective in December 1995. It is intended to promote the development of airport infrastructure in an efficient and equitable manner, so as to make Mexican airports more competitive. The Airports Law allows for up to 49% foreign investment in Mexico’s airports, although higher participation percentages may be obtained with the approval of the National Foreign Investment Commission.

         In February 1998, the Government published the General Guidelines for the Opening of Investment in the Mexican Airport System, which clarify the rules governing private sector ownership of the concessions for 35 of the 58 airports administered by Aeropuertos y Servicios Auxiliares (Auxiliary Airport Services), a Government agency. The new rules also divided the country’s airport network into four regions (the Southeast, Mexico City, Pacific and North-Central). In each region, the concession to operate the airports in that region was granted to one of four new corporations with majority Government ownership.

         In December 1998, the Government sold 15% of the capital stock of the company which owns the concessions to operate, maintain and develop nine airports in the southeast region of Mexico to a consortium which included Triturados Basálticos y Derivados, S.A. de C.V. (Tribasa), Copenhagen Airports A/S, Groupe GTM, S.A. and Cintra Concesiones de Infraestructura de Transporte, S.A. In September 2000, the remaining 85% of the capital stock of the company was sold through an initial public offering in Mexico and abroad. The company is currently listed on the New York Stock Exchange and the Mexican Stock Exchange.

         In August 1999, the Government sold 15% of the capital stock of the company that owns the concessions to operate, maintain and develop twelve airports in the pacific region of Mexico to a consortium which included AENA, Servicios Aeronáuticos, S.A. Sociedad Unipersonal, Aeropuerto del Pacífico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V. and Grupo Dragados, S.A. The Government intends to sell its remaining 85% stake in this company through an offering in the local and international capital markets when market conditions are favorable.

         Electricity

         The Government continues to promote private sector participation in various forms of electricity generation. In mid-1996 the first large co-generation project started in the state of Tamaulipas, thus opening the field for similar endeavors. With an estimated cost of over U.S. $650 million, a consortium of domestic and foreign investors built the Samalayuca II power plant in the state of Chihuahua. The plant is now being leased to the Federal Electricity Commission.

         The Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term. Although past legislative initiatives to allow greater private sector participation in this sector have not succeeded, the executive branch of the Government introduced a new bill in Congress in August 2002 to achieve this objective, while maintaining Government control of the electricity sector.

         Insurance

         On May 24, 2002, the Mexican Government completed its privatization of Aseguradora Hidalgo, S.A. (“AHISA”). The Comisión Intersecretarial de Desincorporación (“CID”) approved the sale of AHISA shares owned by the Government and by Petroléos Mexicanos to MetLife Inc. for Ps.9,200 million.

         Shares of Grupo Financiero BBVA Bancomer

         On June 19, 2002, the Government and the Bank Savings Protection Institute, or “IPAB,” jointly carried out the sale of nearly all of their shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“BBVA Bancomer”) in the national and international markets. On July 3, 2002, the Mexican Government and IPAB sold additional shares pursuant to an over-allotment option. The Mexican Government had retained a minority interest in Bancomer, S.A. at the time of its privatization in 1991. IPAB had acquired its shares in connection with the purchase by BBVA Bancomer of Banca Promex, S.A. in 2000. The proceeds to the Mexican Government as a result of the sale totaled Ps.6,545.4 million for the shares sold internationally, Ps. 574.2 million for the shares sold in Mexico and U.S. $11.2 million for the shares sold in the United States in the form of ADSs. The proceeds to IPAB as a result of the sale totaled Ps.1,004.6 million for the shares sold internationally, Ps. 88.1 million for the shares sold in Mexico and U.S. $1.7 million for the ADSs sold in the United States.

Gross Domestic Product

         At the end of 1994 and in the first months of 1995 there was a drastic reduction and, in some instances, reversal of net capital inflows from abroad, along with a significant devaluation of the peso, causing a 6.2% contraction in economic activity in real terms in 1995 as compared with 1994. The economic recession in 1995 affected production in almost all sectors of the economy.

         The Government adopted an adjustment program in 1995 to regain economic stability and permit a rapid recovery of the economy after the economic crisis of 1994-1995, as well as to establish solid grounds for continued growth and economic development. As a result of the Government’s adjustment program, and the relatively stable and favorable external environment during 1996 and 1997, Mexico’s Gross Domestic Product (“GDP”) grew by 5.1% in real terms in 1996 and by 6.8% in real terms in 1997.

         During 1998, Mexico’s GDP grew by 4.9% in real terms. This increase was caused, principally, by an expansion of private investment, which registered a cumulative growth of 15.0% in real terms during 1998. GDP growth was lower in 1998 than in 1996 and 1997 due to adverse external factors and the fiscal and monetary adjustments that the Government adopted in response to those factors. In particular, Mexico was affected by historically low oil prices in 1998 and the reduced capital flows to emerging market economies and increased exchange rate volatility resulting from the devaluation of the Russian ruble in August 1998 and the economic crisis that followed in Brazil. GDP grew by 3.7% in real terms in 1999 and 6.6% in 2000.

         According to preliminary figures, GDP decreased by 0.3% in real terms in 2001, as compared with 2000. The financial services, insurance and real estate sector grew by 4.1%, the transportation, storage and communications sector grew by 2.8%, the agriculture, livestock, fishing and forestry sector grew by 2.5%, the electricity, gas and water sector grew by 1.7% and the community, social and personal services sector grew by 0.5%, each in real terms. The mining, petroleum and gas sector decreased by 0.6%, the commerce, hotel and restaurant sector decreased by 1.3%, the manufacturing sector contracted by 3.9% and the construction sector contracted by 4.5%, each in real terms.

         According to preliminary figures, GDP decreased by 2.0% in real terms in the first quarter of 2002 as compared with the same period of 2001. The agriculture, livestock, fishing and forestry sector grew by 4.7%, the financial services, insurance and real estate sector grew by 4.6%, the electricity, gas and water sector grew by 2.0%, and the community, social and personal services sector grew by 0.6%, each in real terms. The mining, petroleum and gas sector contracted by 1.3%, the construction sector contracted by 1.5%, the transportation, storage and communications sector contracted by 1.5%, the manufacturing sector contracted by 5.6% and the commerce, hotels and restaurants sector contracted by 6.7%, each in real terms.

         According to preliminary figures, GDP increased by 2.1% in real terms during the second quarter of 2002 as compared with the same period of 2001. The agriculture, livestock, fishing and forestry sector grew by 1.1%, the financial services, insurance and real estate sector grew by 4.7%, the electricity, gas and water sector grew by 4.4%, and the community, social and personal services sector grew by 1.8%, each in real terms. The construction sector grew by 5.0%, the transportation, storage and communications sector grew by 2.9%, the manufacturing sector grew by 2.1% and the commerce, hotels and restaurants sector grew by 0.4%, each in real terms. The mining, petroleum and gas sector contracted by 0.3% in real terms.

         The following tables set forth real GDP and expenditures, in constant pesos and percentage terms, for the periods indicated.

Real GDP and Expenditures

											First		Second
											quarter of		quarter of
	1997		1998		1999		2000		2001(1)		2002(1)		2002(1)

	(in billions of pesos)(2)
Gross domestic product	Ps.	1,381.5	Ps.	1,449.3	Ps.	1,503.5	Ps.	1,603.3	Ps.	1,598.8	Ps.	1,568.9	Ps.	1,609.7

Add: Imports of goods and services		374.2		436.2		497.6		604.5		587.3		550.6		584.5

Total supply of goods and services		1,755.7		1,885.5		2,001.1		2,207.8		2,186.1		2,119.4		2,194.3

Less: Exports of goods and services		384.5		431.0		484.6		563.8		534.9		504.0		535.6

Total goods and services available for domestic expenditure	Ps.	1,371.2	Ps.	1,454.5	Ps.	1,516.5	Ps.	1,643.9	Ps.	1,651.2	Ps.	1,615.4	Ps.	1,658.7

Allocation of total goods and services:

Private consumption	Ps.	930.2	Ps.	980.6	Ps.	1,022.8	Ps.	1,107.6	Ps.	1,145.1	Ps.	1,093.8	Ps.	1,144.0

Public consumption		143.6		146.9		153.8		157.0		154.7		144.5		150.9

Total consumption		1,073.8		1,127.5		1,176.6		1,264.6		1,299.9		1,238.3		1,295.0

Total gross fixed investment		252.8		278.8		300.3		334.4		314.8		300.3		311.0

Changes in inventory		44.6		48.2		39.7		44.9		36.5		76.8		52.7

Total domestic expenditures	Ps.	1,371.2		1,454.5	Ps.	1,516.5	Ps.	1,643.9	Ps.	1,651.2	Ps.	1,615.4	Ps.	1.658.7

Note:	Totals may differ due to rounding.

(1)	Preliminary. First and second quarter 2002 figures are annualized.

(2)	Constant pesos with purchasing power at December 31, 1993.

Source:	National Institute of Statistics, Geography and Informatics.

Real GDP and Expenditures

						First	Second
						quarter of	quarter of
	1997	1998	1999	2000	2001(1)	2002(1)	2002(1)

	(as a percentage of total GDP)
Gross domestic product	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Add: Imports of goods and services	27.1	30.1	33.1	37.7	36.7	35.1	36.3

Total supply of goods and services	127.1	130.1	133.1	137.7	136.7	135.1	136.3

Less: Exports of goods and services	27.8	29.7	32.2	35.2	33.5	32.1	33.3

Total goods and services available for domestic expenditures	99.3%	100.4%	100.9%	102.5%	103.3%	103.0%	103.0%

Allocation of total goods and services Private consumption	67.4%	67.7%	68.0%	69.1%	71.6%	69.7%	71.1%

Public consumption	10.4	10.1	10.2	9.8	9.7	9.2	9.4

Total consumption	77.8	77.8	78.3	78.9	81.3	78.9	80.4

Total gross fixed investment	18.3	19.2	20.0	20.9	19.7	19.1	19.3

Changes in inventory	3.2	3.3	2.6	2.8	2.3	4.9	3.3

Total domestic expenditures	99.3%	100.4%	100.9%	102.5%	103.3%	103.0%	103.0%

Annual percentage increase (decrease) in GDP in constant 1993 prices(2)	6.8%	4.9%	3.7%	6.6%	(0.3)%	(2.0)%	2.1%

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Constant pesos with purchasing power at December 31, 1993.

Source:	National Institute of Statistics, Geography and Informatics.

         The following table sets forth the composition of Mexico’s real GDP by economic sector for the periods indicated.

Real GDP by Sector

											First		Second
											quarter of		quarter of
	1997		1998		1999		2000		2001(1)		2002(1)		2002(1)

	(in billions of pesos)(2)
Agriculture, livestock, fishing and forestry(3)	Ps.	76.8	Ps.	77.4	Ps.	80.2	Ps.	80.6	Ps.	82.6	Ps.	79.5	Ps.	84.2

Mining, petroleum and gas		18.3		18.8		18.4		19.1		19.0		18.6		18.9

Manufacturing		265.1		284.6		296.6		317.0		304.6		288.1		316.1

Construction		55.1		57.4		60.3		63.4		60.5		58.2		61.6

Electricity, gas and water		21.6		22.0		23.7		24.0		24.3		23.2		25.4

Transportation, storage and communication		131.9		140.7		151.7		166.3		171.0		168.9		177.4

Commerce, hotels and restaurants		263.3		278.2		286.8		322.3		318.0		297.6		322.7

Financial services, insurance and real estate		200.8		210.1		217.7		229.0		238.3		244.2		247.7

Community, social and personal services		272.5		280.3		286.2		294.5		296.0		310.8		311.3

Subtotal		1,305.4		1,369.5		1,421.6		1,516.2		1,514.3		1,489.1		1,565.3

Less adjustment for banking services		(35.1)		(37.0)		(39.2)		(41.9)		(44.5)		(46.6)		(47.5)

Gross value added at basic values		1,270.4		1,332.5		1,382.5		1,474.3		1,469.8		1,442.6		1,517.8

Taxes on products, net of subsidies		111.1		116.8		121.0		129.0		129.0		126.3		132.8

Gross Domestic Product	Ps.	1,381.5	Ps.	1,449.3	Ps.	1,503.5	Ps.	1,603.3	Ps.	1,598.8	Ps.	1,568.8	Ps.	1,650.6

Note:	Totals may differ due to rounding.

(1)	Preliminary. First and second quarter 2002 figures are annualized.

(2)	Constant pesos with purchasing power at December 31, 1993.

(3)	The GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for the “agricultural years,” with the exact definition of the “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source:	National Institute of Statistics, Geography and Informatics.

         The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

						First	Second
						quarter of	quarter of
	1997	1998	1999	2000	2001(1)	2002(1)(2)	2002(1)(3)

GDP (constant 1993 prices)	6.8%	4.9%	3.7%	6.6%	(0.3)%	(2.0)%	2.1%

Agriculture, livestock, fishing and forestry	0.2	0.8	3.6	0.6	2.5	4.7	1.1

Mining, petroleum and gas	4.5	2.7	(2.1)	3.8	(0.6)	(1.3)	(0.3)

Manufacturing	9.9	7.3	4.2	6.9	(3.9)	(5.6)	2.1

Construction	9.3	4.2	5.0	5.1	(4.5)	(1.5)	5.0

Electricity, gas and water	5.2	1.9	7.9	1.0	1.7	2.0	4.4

Transportation, storage and communications	9.9	6.7	7.8	9.6	2.8	(1.5)	2.9

Commerce, hotels and restaurants	10.7	5.6	3.1	12.4	(1.3)	(6.7)	0.4

Financial services, insurance and real estate	3.7	4.6	3.6	5.2	4.1	4.6	4.7

Community, social and personal services	3.3	2.9	2.1	2.9	0.5	0.6	1.8

(1)	Preliminary.

(2)	First quarter of 2002 results as compared to the same period of 2001.

(3)	Second quarter of 2002 results as compared to the same period of 2001.

Source:	National Institute of Statistics, Geography and Informatics.

Prices and Wages

         Over the medium-term, the Mexican Government is committed to reversing the decline in real wages experienced in the 1990’s through the control of inflation, a controlled gradual upward adjustment of wages and a reduction in income taxes for the lower income brackets. The fiscal and monetary policies implemented by the Government following the 1995 peso devaluation and the subsequent crisis succeeded in lowering inflation (as measured by the increase in the national consumer price index) from 52.0% in 1995 to 4.4% in 2001.

         During 1998, the downward trend in inflation was interrupted due to increased volatility in the international financial markets. This volatility caused a significant depreciation in the value of the peso, particularly after the collapse of the Russian ruble at the end of August. The depreciation in the value of the peso created inflationary pressures, causing consumer inflation to increase by 18.6% during 1998. Banco de México responded to these pressures by adopting restrictive monetary policies. In 1999, inflation declined to 12.3% by year end, as a result of Banco de Mexico’s sustained restrictive monetary policy, continued fiscal discipline and the financial and foreign exchange markets stability.

         During most of 2000, the annual inflation rate maintained an uninterrupted downward trend in accordance with the goals established by Banco de México, and fell to 9.0% for the year. However, during the last few months of 2000, the economy experienced inflationary pressures, which led Banco de México to adopt a stricter monetary stance. Inflation during 2001 was 4.4%, 2.1 percentage points lower than the official inflation target for the year. Inflation during the first eight months of 2002 was 3.3%, 0.9 percentage points higher than during the same period of 2001.

         Producer prices increased by 1.3% during 2001, 5.1 percentage points lower than the rate observed during 2000, and the lowest annual rate of increase during the last five years. On January 1, 2002, the minimum wage increased by 5.8%.

         The following table shows in percentage terms the changes in price indices and the annual increase in the minimum wage for the periods indicated.

Changes in Price Indices

	National Producer	National Consumer	Increase in
	Price Index(1)(2)	Price Index(1)	Minimum Wage

1997	10.5%	15.7%	0.0%

1998	17.4	18.6	30.3

1999	12.5	12.3	0.8

2000	6.4	9.0	10.1

2001	1.3	4.4	7.0

2002

January	0.7	0.9	5.8

February	0.1	(0.1)	0.0

March	1.6	0.5	0.0

April	1.0	0.6	0.0

May	0.9	0.2	0.0

June	0.8	0.5	0.0

July	0.6	0.3	0.0

August	0.6	0.4	0.0

September	0.9	0.6	0.0

(1)	For annual figures, change in price index from December to December. For monthly figures, change from end of previous month.

(2)	Index includes oil prices.

Source:	Banco de México.

Interest Rates

         During 1996 and 1997, interest rates declined gradually during most of the year, except for increases caused by seasonal liquidity pressures and external factors. The favorable performance of interest rates reflected the Government’s success in reducing inflation and decreasing the volatility of the peso/dollar exchange rate after Mexico’s 1994-1995 financial crisis, through fiscal and monetary discipline and other adjustment measures, the positive results of the banking system support program and greater stability in the foreign exchange market. Nonetheless, at the end of October 1997, external events translated into an increase in volatility in the international financial markets, leading to fluctuations in domestic interest rates.

         During 1998, interest rates experienced upward pressure due to volatility in the foreign exchange markets and international financial markets resulting from the financial crises in Asia and Russia, the financial turmoil in countries such as Brazil and Venezuela and the restrictive monetary policies adopted by Banco de México. During 1998, interest rates on 28-day Cetes averaged 24.8%, as compared with 19.8% during 1997.

         After increasing sharply in January 1999 due to volatility in the international markets caused by the financial crisis in Brazil, interest rates declined during the remainder of 1999. The lower rates were attributable, in part, to lower inflationary expectations and to the favorable reaction by participants in the money market to the appreciation of the peso against the dollar resulting from the recovery of international crude oil prices and the Government’s fiscal discipline. The 28-day Cetes rate averaged 21.4% during 1999, 3.4 percentage points lower than the average during 1998.

         The 28-day Cetes rate reached 18.1%, its highest level in 2000, during the last week of November 2000. This was primarily due to the volatility in the international financial markets caused by the signs of a deceleration of economic growth in the United States and the restrictive monetary policy adopted by Banco de México. However, interest rates registered a slight decline toward the end of 2000. For 2000 as a whole, the 28-day Cetes rate averaged 15.2%, 6.2 percentage points lower than the average rate during 1999, and the 91-day Cetes rate averaged 16.2%, 6.2 percentage points lower than the average rate during 1999.

         During 2001, interest rates on 28-day Cetes averaged 11.3% and interest rates on 91-day Cetes averaged 12.2%, as compared with average rates on 28-day Cetes and 91-day Cetes of 15.2% and 16.2%, respectively, during 2000.

         During the first nine months of 2002, interest rates on 28-day Cetes averaged 7.0% and interest rates on 91-day Cetes averaged 7.3%, as compared with average rates on 28-day and 91-day Cetes of 13.0% and 13.4%, respectively, during the same period of 2001. On October 15, 2002, the 28-day Cetes rate was 7.7% and the 91-day Cetes rate was 8.3%.

         Since March 1995, Banco de México has published an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interest rate, or “TIIE”). The TIIE is calculated as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. By contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or “CPP”), an alternative measure of interest rates, lags somewhat behind current market conditions.

         The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the TIIE for the periods indicated.

Average Cetes, CPP and TIIE Rates

	28-Day	91-Day
	Cetes	Cetes	CPP	TIIE
1997:

January-June	20.8	22.2	20.8	23.2

July-December	18.8	20.3	17.4	20.6

1998:

January-June	18.8	19.9	17.2	20.7

July-December	30.7	32.5	24.9	33.1

1999:

January-June	24.3	24.7	22.2	27.3

July-December	18.6	20.0	17.2	20.9

2000:

January-June	14.7	15.8	13.8	16.8

July-December	15.7	16.5	13.6	17.2

2001:

January-June	14.6	15.2	13.0	16.0

July-December	8.1	9.3	7.3	9.8

2002:

January	7.0	7.4	5.5	8.0

February	7.9	8.2	6.0	9.0

March	7.2	7.3	5.8	8.5

April	5.8	6.2	4.9	6.8

May	6.6	6.7	5.0	7.7

June	7.3	7.5	5.4	8.4

July	7.4	7.9	5.6	7.3

August	6.7	7.1	5.1	7.6

September	7.3	7.8	5.2	8.4

Source:	Banco de México.

Employment and Labor

         Although there are no reliable statistics on unemployment and underemployment in Mexico, both are widespread and increased significantly in 1995. During 2001, unemployment and underemployment increased due to the slowdown in economic activity, with the number of permanent workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, reaching 10,713,268 in December 2001, a decrease of 313,102 from the level recorded at the end of 2000. According to preliminary information, the open unemployment rate1 (Tasa Desempleo Abierto) was 2.5% in December 2001, or 0.6 percentage points higher than the rate registered in December 2000. In 2001, the average unemployment rate was 2.5%, an increase of 0.3 percentage points from the average in 2000.

         Unemployment has been and continues to be particularly widespread in rural areas, where approximately 25.0% of the population resides. Mexico’s trade liberalization policies and the implementation of the North American Free Trade Agreement have produced structural changes in the economy that have generated unemployment. Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large numbers of persons expected to enter the labor force in the medium-term. However, the Government recognizes that addressing Mexico’s significant unemployment and underemployment problem is likely to continue to be an important challenge.

         In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled labor and management personnel, as well as high turnover rates. Since 1978, the Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. The Government recognizes that further significant investment in worker training will be required.

         A significant portion of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains certain legal limitations on strikes. Approximately 0.008% of the total working days were lost due to strikes in 2001, down from 0.025% registered in 2000.

         Mexico’s minimum wage is set by the National Wage Commission, which consists of representatives of business, labor and the Government. Mexican law requires industry to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems. The minimum wage increased by 5.8% in January 2002.

         The Ley del Seguro Social (Social Security Law) and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, together with the Social Security Law, the “Social Security Laws”), as amended in May 1992, require an employer (including any government entity) to deposit with a credit institution selected by the employer an amount equal to 2% of each worker’s base salary. The amount contributed on behalf of each worker forms a retirement sub-account that, together with the housing sub-account described in the following paragraph, constitutes a single account for each worker. Sums contributed to a worker’s retirement sub-account may be withdrawn only when the worker retires or becomes permanently disabled. This compulsory retirement savings system was designed both to improve the economic condition of Mexican workers and to promote long-term savings in the economy. These savings are expected to provide financing for investment projects in both the public and private sectors.

         The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (the National Workers’ Housing Fund Institute) was created in 1972 in order to administer housing programs for workers and address the shortage of housing, estimated as of December 2001 relying on data collected in the 2000 census, at 4.2 million housing units. The housing fund institute acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are in turn required to be deposited to an account of the housing fund institute at Banco de México. Upon a worker’s receipt of a loan from

[1]	The open unemployment rate is a measure of all unemployed persons older than 12 years of age who have searched for employment (a) during the previous month or (b) during the month prior to the previous month but not during the previous month due to reasons linked to the employment market, and who are prepared to begin work immediately.

the housing fund institute for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.

         At December 31, 2001, funds totaling approximately Ps.111.2 billion had been deposited in the pension and housing funds, with Ps.47.4 billion of such amount corresponding to deposits in workers’ retirement sub-accounts and Ps.63.8 billion corresponding to deposits in workers’ housing sub-accounts.

         A new Social Security Law became effective on July 1, 1997. As in the case of the Social Security Laws, the new law continues to specify the terms pursuant to which economic and other services and compensation are to be provided to members of the social security system. The new law also provides that each worker may maintain an independent retirement account, which is to be managed by an approved retirement fund manager. The retirement fund managers are financial institutions established, subject to Government approval, to administer individual pension accounts and manage mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds). A majority of the outstanding shares of each retirement fund manager must be owned by Mexican persons, and no single person may acquire control over more than 10% of any class of shares.

         On January 27, 1997, the Board of the National Commission for Retirement Savings System approved several retirement fund managers, and their corresponding mutual funds. Voluntary contributions were invested through the retirement fund managers beginning July 1, 1997, and mandatory contributions have been invested through the retirement fund managers since September 17, 1997.

         At December 31, 2001, 26,518,534 individual retirement accounts had been established with retirement fund managers. At December 31, 2001, the total amount of funds accumulated in the individual accounts of workers with retirement fund managers (including transfers from the pension sub-accounts established with banks under the old Social Security Laws, direct contributions under the new pension system and housing sub-accounts managed by the National Workers’ Housing Fund Institute) was Ps.392.0 billion.

         At December 31, 2001, the assets managed by retirement fund managers in mutual funds totaled Ps.248.2 billion. The mutual funds may invest up to 100% of the funds held by them in Mexican Government debt securities, up to 35% of the funds held by them in securities issued by private sector companies and up to 10% in foreign-currency denominated securities. At December 31, 2001, 89.8% of the total portfolio of the mutual funds was invested in Mexican Government securities, while the remaining 10.2% was invested in private sector and bank securities.

PRINCIPAL SECTORS OF THE ECONOMY

Manufacturing

         During 1998, the manufacturing sector grew by 7.3% in real terms. The segments of manufacturing that experienced the greatest growth were: metallic products, machinery and equipment, which recorded real growth of 11.5%, other manufacturing industries, which grew by 7.7%, non-metallic mineral products (other than petroleum derivatives and coal), which grew by 5.2%, and food, beverages and tobacco, which grew by 6.6%.

         During 1999, the manufacturing sector grew by 4.2% in real terms, as compared with 1998. Most of the categories comprising the manufacturing sector experienced growth. Metallic products, machinery and equipment grew by 6.9% in real terms. Food, beverages and tobacco grew by 4.0%. The following manufacturing categories also registered growth: paper, paper products and printing, which recorded real growth of 5.0%; other manufacturing industries, which grew by 5.8%; non-metallic mineral products (other than petroleum derivatives and coal), which grew by 1.8%; chemical products, petroleum derivatives, rubber and plastic products, which grew by 2.4% and textiles, garments and leather, which grew by 3.1%. In contrast, basic metals industries grew by 0.4% in real terms as compared with 1998 and wood industry and derivatives grew by 0.5% in real terms as compared with 1998.

         During 2000, the manufacturing sector grew by 6.9%, as compared with 1999. All of the categories comprising the manufacturing sector experienced growth. Metallic products, machinery and equipment grew by 13.5%, and other manufacturing industries grew by 8.0%, each in real terms. The followings sectors also registered real growth rates: non-metallic minerals products grew by 4.1%; textiles, garments and leather grew by 5.4%; basic metals industries grew by 3.0%; food, beverages and tobacco grew by 3.9%; chemical products, petroleum derivatives, rubber and plastic products grew by 3.2%; paper, paper products and printing grew by 2.7% and wood industry and derivatives grew by 3.9%.

         During 2001, the manufacturing sector contracted by 3.9% in real terms, as compared with 2000. The contraction in this sector was largely attributable to the slowdown in economic growth in the United States, which reduced demand for Mexican exports of manufactured goods, the continued strength of the peso and the slowdown in demand in Mexico. Food, beverages and tobacco grew by 1.8% in real terms. In contrast, other manufacturing industries contracted by 0.7%; metallic products, machinery and equipment contracted by 6.2%, paper, paper products and printing contracted by 4.1%; chemical products, petroleum derivatives, rubber and plastic products contracted by 4.3%, wood industry and derivatives contracted by 4.5%; non-metallic mineral products contracted by 4.2%; basic metal industries contracted by 5.7% and textiles, garments and leather contracted by 10.1%, each in real terms.

         In the first quarter of 2002, the manufacturing sector contracted by 5.6% in real terms, as compared with the same period of 2001. Eight categories comprising the manufacturing sector experienced decreases. Textiles, garments and leather contracted by 13.1%, metallic products, machinery and equipment contracted by 9.8%; wood industry and derivatives contracted by 9.5%; paper, paper products and printing contracted by 8.8%; basic metals industries contracted by 7.8%; other manufacturing industries contracted by 6.2%; chemical products, petroleum derivatives, rubber and plastic products contracted by 4.3% and non-metallic minerals products contracted by 1.0%, each in real terms. The one sector of manufacturing that experienced growth was food, beverages and tobacco, which grew by 1.6% in real terms.

         In the second quarter of 2002, the manufacturing sector grew by 2.1% in real terms, as compared with the same period of 2001. Six categories from the manufacturing sector experienced growth. Non-metallic minerals products grew by 5.3%; chemical products, petroleum derivatives, rubber and plastic products grew by 2.9%; wood industry and derivatives grew by 4.6%; metallic products, machinery and equipment grew by 2.2% and other manufacturing industries grew by 1.4%, each in real terms. Three categories of manufacturing experienced decreases in the second quarter of 2002. Textiles, garments and leather contracted by 2.9%; paper, paper products and printing contracted by 0.5% and basic metals industries contracted by 0.2%, each in real terms.

         The following table shows the value of industrial manufacturing output and the percentage of total output accounted for by each manufacturing sector in constant 1993 prices.

Industrial Manufacturing Output

	1997		1998		1999		2000		2001(1)		1997	2001

			(in billions of pesos)(2)								(% of total)
Food, beverages and tobacco	Ps.	65.4	Ps.	69.7	Ps.	72.5	Ps.	75.3	Ps.	76.7	24.7%	25.2%

Metallic products, machinery and equipment		75.3		83.9		89.7		101.8		95.5	28.4	31.3

Chemical products, petroleum derivatives, rubber and plastic products		40.9		43.4		44.4		45.8		43.9	15.4	14.4

Textiles, garments and leather		23.3		24.2		25.0		26.3		23.7	8.8	7.8

Non-metallic mineral products other than petroleum derivatives and coal		18.6		19.5		19.9		20.7		19.8	7.0	6.5

Basic metals industries		14.2		14.7		14.8		15.2		14.4	5.3	4.7

Paper, paper products and printing		12.3		13.0		13.7		14.1		13.5	4.6	4.4

Wood industry and derivatives		7.7		8.0		8.0		8.3		8.0	2.9	2.6

Other manufacturing industries		7.6		8.2		8.7		9.4		9.3	2.9	3.1

Total	Ps.	265.1	Ps.	284.6	Ps.	296.6	Ps.	317.0	Ps.	304.7	100.0%	100.0%

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Constant pesos with purchasing power at December 31, 1993.

Source:	National Institute of Statistics, Geography and Informatics.

         To take advantage of lower manufacturing overhead, particularly labor costs, and Mexico’s long common border with the United States, the Government has encouraged the development of in-bond industries (maquiladoras) since the early 1980s. These industries are granted special customs treatment which permits them to process semi-finished products supplied from the United States, Japan, China and Korea for re-export. The products include auto parts, electronic items, food, household appliances, finished textiles and toys. See “External Sector of the Economy—In-bond Industry.”

         Most of the growth in Mexico’s manufacturing output since 1987 resulted from increased production by plants located outside of the Valley of Mexico (where Mexico City is located). However, a significant portion of Mexico’s manufacturing output still originates from plants located in this area. In an effort to address the high pollution levels in the Valley of Mexico, the authorities have implemented regulations that require certain types of plants to reduce operations or close temporarily when the concentration of pollutants in the air rises to certain levels. Because of lower than anticipated pollution levels in 2000 and 2001, the authorities did not order industrial plants in the Valley of Mexico to reduce operations during those years, but they did so for eight days in 1999 due to high pollution levels. The Government has also followed a general policy of discouraging industry from constructing new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara.

         The concentration of industry in the Valley of Mexico, together with Mexico City’s climatic and demographic characteristics, contribute to high levels of suspended particles, sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil), airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry), carbon monoxide (produced by the incomplete combustion of gasoline)

and ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation). While the various means of transportation in and around Mexico City account for the vast majority of the air pollution in Mexico City and, indirectly, for the vast majority of ozone present in the atmosphere (and are thus the main target of anti-pollution programs), industry also produces a significant amount of pollution.

         In addition to the existing anti-pollution regulations issued pursuant to the Ley General de Equilibrio Ecológico y la Protección al Ambiente (Law on the Ecology and the Protection of the Environment), on March 11, 1992, the Government, through the Metropolitan Pollution Commission of the Valley of Mexico, entered into an agreement with representatives of industries located in the Valley of Mexico to coordinate and intensify measures to control and reduce the pollution generated by these industries.

         Moreover, the use of catalytic converters in cars has been phased in, and starting with the 1993 model year, all new cars driven in Mexico City are required to be equipped with emissions control equipment that meets U.S. performance standards. Mexico City instituted a program entitled Hoy No Circula (No Driving Today), requiring that one-fifth of the city’s private vehicles be kept out of circulation each weekday. The program has periodically been expanded to remove cars from circulation two times each week, and currently remains in effect in Mexico City and has been introduced in several other cities.

Petroleum and Petrochemicals

         General

         Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “Subsidiary Entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”) comprise Mexico’s state oil and gas company. Each of Petróleos Mexicanos and the Subsidiary Entities is a decentralized public entity of the Government of Mexico and is a legal entity empowered to own property and carry on business in its own name. PEMEX is the largest company in Mexico and one of the largest in the world.

         The law establishing Petróleos Mexicanos and the Subsidiary Entities allocates the operating functions of PEMEX among the four Subsidiary Entities. This law and related regulations grant PEMEX the exclusive right to:

•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•	explore, exploit, produce and sell (first-hand) natural gas, as well as transport and store natural gas, to the extent these activities are inextricably linked with such exploitation and production; and

•	produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that are considered “basic” petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstocks and methane, but in this last case, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

         Results of Operations (Unaudited)

         PEMEX’s total sales revenues (net of the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS Tax”)) were Ps. 350.1 billion in 2001, a decrease of 12.2% from 2000 total sales revenues (net of the IEPS Tax) of Ps. 398.7 billion. The decrease in total sales revenues from 2000 to 2001 resulted primarily from a decrease in crude oil export prices, which decreased crude oil export revenues, and a decrease in the prices of the principal petroleum products that PEMEX sold in the domestic market. In 2001, based on unaudited results, as calculated in accordance with Mexican Generally Accepted Accounting Principles and for the recognition of inflation in accordance with Mexican Financial Reporting Standard (NIF-06 BIS “A” Section A), or “Mexican GAAP,” PEMEX reported a loss of Ps. 34.1 billion on total revenues (net of the IEPS Tax) of Ps. 362.2 billion, as compared with a loss of Ps. 19.7 billion on total revenues (net of the IEPS Tax) of Ps. 409.1 billion in 2000. This 73.1% increase in losses from 2000 to 2001 resulted primarily from (1) a decrease of 24.6% in the weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to PEMEX’s trading and marketing subsidiaries (the “PMI Group”), for export, from U.S. $24.62 in 2000 to U.S. $18.57 in 2001; (2) increases in the labor reserve for pension obligations, due to higher wages and benefits paid to employees; (3) increased depreciation and amortization expenses and a loss in product inventory; and (4) an increase in net interest expense from Ps. 6.7 billion in 2000 to Ps. 13.1 billion in 2001.

         Restatement. Originally, PEMEX’s loss or income for the five-year period ended December 31, 2000 was calculated without taking into account future dismantlement and abandonment costs related to its oil and gas operations (that is, the costs of plugging and/or dismantling production facilities once production has ceased), and these costs were treated as expenses only when actually incurred because the cash expenditures were insignificant to the financial results of any prior period. However, after an extensive evaluation, PEMEX concluded that it should have recognized these future costs in its financial statements and has, therefore, determined that it should restate its 2000 financial statements to reflect these future costs. In addition, PEMEX determined to restate its 2000 financial statements to recognize at year-end 1999 the liability associated with the unpaid portion of certain derivative transactions related to an equity swap position on Repsol shares which PEMEX originally recognized in 2000 when paid.

         The restatement of PEMEX’s 2000 financial statements to recognize the effects of future dismantlement and abandonment costs will result in an additional charge to amortization expense, which will in turn lead to an increase in accumulated depreciation and amortization, a decrease in net income and a decrease in equity for each of the five years ending December 31, 2000. The restatement of PEMEX’s 2000 financial statements to recognize the unpaid portion on the Repsol derivative transactions at year-end 1999 will result in a further increase in net loss and decrease in equity for the year ended December 31, 1999, and a decrease in net loss for the year ended December 31, 2000 offsetting the increase in net loss for that year attributable to the recognition of dismantlement and abandonment costs.

         The following tables set forth the effects of the foregoing adjustments on PEMEX’s income (loss) and equity for each of the five years ended December 31, 2000. These adjustments reflect PEMEX’s preliminary estimates of the effect of that restatement, and, as such, these adjustments have not yet been audited; accordingly, the figures set forth herein are subject to change.

	Year ended December 31,

	1996		1997		1998		1999		2000

	(in millions of pesos)
Income (loss) for the year, as previously reported	Ps.	16,495	Ps.	7,946	Ps.	(10,139)	Ps.	(18,228)	Ps.	(20,117)

Adjustments due to recognition of dismantlement and abandonment costs		(867)		(813)		(1,449)		(1,321)		(1,201)

Adjustments for Repsol derivative transactions								(1,608)		1,608

Income (loss) for the year, as restated	Ps.	15,628	Ps.	7,133	Ps.	(11,588)	Ps.	(21,157)	Ps.	(19,710)

	Year ended December 31,

	1996		1997		1998		1999		2000

	(in millions of pesos)
Equity at year end, as previously reported	Ps.	155,780	Ps.	158,151	Ps.	173,615	Ps.	170,875	Ps.	159,604

Adjustments due to recognition of dismantlement and abandonment costs		(4,215)		(5,028)		(6,477)		(7,798)		(8,999)

Adjustments for Repsol derivative transactions								(1,608)

Equity at year end, as restated	Ps.	151,565	Ps.	153,123	Ps.	167,138	Ps.	161,469	Ps.	150,605

         The additional charge in respect of dismantlement and abandonment costs and adjustments related to the Repsol derivative transactions described above will not have any effect on the taxes payable by PEMEX to the Federal Government and, accordingly, will not have any effect on PEMEX’s cash flow.

         PEMEX’s loss for 2001 includes a charge of Ps. 1,349.7 million in respect of future dismantlement and abandonment costs, as compared to Ps. 1,200.7 million in 2000. After taking into account the adjustments set forth above, the total consolidated equity of Petróleos Mexicanos, Subsidiary Entities and subsidiary companies at December 31, 2001 was Ps. 122.9 billion as calculated in accordance with Mexican GAAP (unaudited), and its total capitalization (long-term debt plus equity) amounted to Ps. 246.0 billion, as compared to total equity of Ps. 150.6 billion and total capitalization of Ps. 255.0 billion at December 31, 2000, as described above.

         Based on preliminary consolidated results of Petróleos Mexicanos and the Subsidiary Entities (excluding subsidiary companies), total sales revenues (net of the IEPS Tax) for the first six months of 2002 amounted to Ps. 146.1 billion, a decrease of 19.2% from total sales revenues (net of the IEPS Tax) during the first six months of 2001 of Ps. 180.8 billion. During the first six months of 2002, the net loss of Petróleos Mexicanos and the Subsidiary Entities, as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 6.7 billion, as compared with a net loss of Petróleos Mexicanos and the Subsidiary Entities during the first six months of 2001 of Ps. 8.7 billion, subject to adjustment as described above. The decrease in loss was due primarily to a reduction in costs and expenses, which was partially offset by decreased domestic demand and lower domestic prices for petroleum and petrochemical products and a decrease in crude oil export volumes, as well as to the recognition in 2001 of the cumulative effect of the adoption by Petróleos Mexicanos of Mexican Accounting Bulletin C-2, Financial Instruments.

         Excluding the trading activities of the PMI Group, export sales by PEMEX’s Subsidiary Entities to the PMI Group and third parties decreased by 19.9% in peso terms, from Ps. 150.7 billion in 2000 to Ps. 120.7 billion in 2001, and decreased as a percentage of total sales (net of the IEPS Tax) from 40.3% in 2000 to 36.6% in 2001. In dollar terms, excluding the trading activities of the PMI Group, export sales (which are dollar-denominated) decreased by 18.9% in 2001, from U.S. $15.9 billion in 2000 to U.S. $12.9 billion in 2001. The trading and export activities of the PMI Group generated additional marginal revenues of Ps. 20.8 billion in 2001, 15.8% lower in real peso terms than in 2000, mainly due to the decrease in the prices of crude oil that PEMEX exported. The weighted average price per barrel of crude oil that Pemex-Exploration and Production sold to the PMI Group for export in 2001 was U.S. $18.57, 24.6% lower than the weighted average price of U.S. $24.62 in 2000. During the first six months of 2002, export sales decreased by 6.0%, from Ps. 64.6 billion in the first six months of 2001 to Ps. 60.7 billion in the first six months of 2002, mainly due to a decrease in crude oil export volumes.

         Domestic sales (net of the IEPS Tax) totaled Ps. 208.7 billion in 2001, a decrease of 6.5% as compared to domestic sales (net of the IEPS Tax) of Ps. 223.3 billion in 2000. In the first six months of 2002, domestic sales (net of the IEPS Tax) amounted to Ps. 85.4 billion, a decrease of 26.4% as compared to domestic sales (net of the IEPS Tax) during the same period of 2001 of Ps. 116.1 billion. Domestic prices for PEMEX’s products are set by PEMEX in conjunction with the Government, taking into consideration both macroeconomic factors and PEMEX’s production costs. It is the current policy of the Government and PEMEX to keep PEMEX’s domestic wholesale prices generally in line with the international prices of its products.

         Reserves

         Under the Political Constitution of Mexico and Mexican statutory law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the law establishing them, Petróleos Mexicanos and the Subsidiary Entities (except for Pemex-Petrochemicals) have the exclusive right to produce, not own, these reserves, and sell the production, subject to the payment of hydrocarbon duties described under “—Taxes and Duties” below. The exploration and development activities of Petróleos Mexicanos and the Subsidiary Entities are limited to reserves located in Mexico.

         Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by PEMEX’s technical staff.

         PEMEX estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure history.

         The reserves data set forth herein represent only estimates. Reserves evaluation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the date of an estimate may justify revision of an estimate.

         In September 2002, Petróleos Mexicanos announced revised estimates of Mexico’s crude oil and natural gas reserves. The revisions were made during the course of an ongoing review by the U.S. Securities and Exchange Commission (the “SEC”) of Petróleos Mexicanos’ annual report on Form 20-F for its fiscal year ended December 31, 2000. Mexico’s total proved developed and undeveloped reserves of crude oil and condensates decreased by 6.2% in 2000, from 21.5 billion barrels of oil equivalent at December 31, 1999 to 20.2 billion barrels of oil equivalent at December 31, 2000, and decreased by 7.0% in 2001, from 20.2 billion barrels of oil equivalent at December 31, 2000 to 18.8 billion barrels of oil equivalent at December 31, 2001. Mexico’s dry gas reserves decreased by 6.0% in 2000, from 18.5 trillion cubic feet at December 31, 1999 to 17.4 trillion cubic feet at December 31, 2000, and decreased by 6.4%, from 17.4 trillion cubic feet at December 31, 2000 to 16.3 trillion cubic feet at December 31, 2001.

         The following two tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.

Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	1999	2000	2001

	(in millions of barrels)
Proved developed and undeveloped reserves

At January 1	21,638	21,519	20,186

Revisions	775	(180)	(144)

Extensions and discoveries(2)	311	91	2

Production	(1,205)	(1,244)	(1,277)

At December 31	21,519	20,186	18,767

Proved developed reserves at December 31	11,414	12,312	12,622

Note:	Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Source:	Pemex-Exploration and Production

Dry Gas Reserves

	1999	2000	2001

	(in billions of cubic feet)
Proved developed and undeveloped reserves

At January 1	17,054	18,471	17,365

Revisions	2,427	3	(78)

Extensions and discoveries(1)	176	58	98

Production(2)	(1,186)	(1,167)	(1,129)

At December 31	18,471	17,365	16,256

Proved developed reserves at December 31	11,127	9,713	8,776

Note:	Numbers may not total due to rounding.

(1)	Extensions include positive and negative changes due to new data gathered through drilling of extension wells.

(2)	Natural gas production reported in other tables refers to wet, sour gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source:	Pemex-Exploration and Production

         Exploration and Drilling

         PEMEX seeks to identify new oil reservoirs through its exploration program in order to maintain an adequate level of reserves. From 1990 through 2001, PEMEX completed 2,039 exploration and development wells. During 2001, PEMEX had average success rates of 53% for exploration wells and 91% for development wells. From 1997 to 2001, PEMEX discovered 5 new crude oil and 27 new natural gas fields, bringing the total number of PEMEX’s crude oil and natural gas fields in production to 301 at the end of 2001.

         Most of PEMEX’s offshore production in the Gulf of Mexico occurs in waters less than 100 meters deep; however, PEMEX’s 2001 exploration program included exploration of regions located in deeper waters. PEMEX’s most productive crude oil and natural gas fields in the Gulf of Mexico are in the Cantarell complex, Ku-Maloob-Zaap in the Northeast Marine region and Caan, Abkatun and Chuc in the Southwest Marine region. The Cantarell complex, for example, produced 1,673 thousand barrels per day of crude oil in 2001, or 53.5% of PEMEX’s total 2001 crude oil production, and 610 million cubic feet per day of natural gas in 2001, or 13.5% of PEMEX’s total 2001 natural gas production.

         The following table summarizes PEMEX’s drilling activity for the five years ended December 31, 2001.

	Year Ended December 31,

	1997	1998	1999	2000	2001

Wells drilled	130	233	234	285	449

Wells completed	121	203	234	247	459

Exploratory wells	10	21	22	37	53

Success rate %	70	62	41	57	53

Development wells	111	182	212	210	406

Success rate %	96	98	91	95	91

Producing wells at end of period(1)	4,663	4,551	4,269	4,184	4,185

Fields in production	339	324	313	299	301

Drilling Rigs	48	60	42	43	50

Kilometers drilled	527	728	706	782	1,098

Average depth by well (meters)	3,507	3,907	3,062	2,838	2,359

Discovered Fields	—	6	5	6	23

Crude Oil	—	2	—	1	2

Natural gas	—	4	5	5	21

Crude oil and natural gas output by well (barrels per day)	852	897	920	959	978

(1)	Figures for the years ended 2000 and 2001 represent annual averages.

Source:	National Institute of Statistics, Geography and Informatics.

         Production and Refining

         PEMEX produces four types of crude oil: Maya, a heavy crude oil; Altamira, a heavy crude oil; Isthmus, a light crude oil; and Olmeca, a very light crude oil. Most of PEMEX’s production consists of Isthmus and Maya crude oil. In 2001, 63.9% of PEMEX’s total production of crude oil consisted of heavy crudes, and 36.1% consisted of light and very light crudes. During 2001, PEMEX produced an average of 3,127 thousand barrels of crude oil per day, 3.8% more than its average daily production of 3,012 thousand barrels per day during 2000.

         Pemex-Exploration and Production’s average natural gas production decreased by 3.6%, from 4,679 million cubic feet per day in 2000 to 4,511 million cubic feet per day in 2001, and condensates production in 2001 was 4.7% lower than in the same period of 2000. Refined products production increased slightly from 1,246 thousand barrels per day in 2000 to 1,267 thousand barrels per day in 2001.

         The following table sets forth production rates for crude oil, natural gas, refined products and petrochemicals.

	Year Ended December 31,

Production	1997	1998	1999	2000	2001

Crude oil (tbpd)	3,022	3,070	2,906	3,012	3,127

Natural gas(1) (mmcfpd)	4,467	4,791	4,791	4,679	4,511

Refined products(2) (tbpd)	1,276	1,329	1,284	1,246	1,267

Petrochemicals(3) (ttpy)	15,980	14,656	12,823	11,501	10,377

Notes:	Totals may differ due to rounding.

mmcfpd = million cubic feet per day.

tbpd = thousand barrels per day.

ttpy = thousand tons per year.

(1)	Reflects natural gas production by Pemex-Exploration and Production.

(2)	Includes natural gas liquids.

(3)	Excludes ethane and butane gases.

Sources:	December 2001 Indicadores Petroleros.

         Petrochemicals

         PEMEX produces basic inputs into the petrochemical production process (such as ethane, butane, natural gas liquids and pentanes), other inputs (such as oxygen, nitrogen and hydrogen), petrochemicals (such as methane derivatives, ethylene and its derivatives, aromatics and their derivatives and propylene and its derivatives) and by-products obtained in the petrochemical production process (such as hydrochloric acid and sulfur).

         At the end of 2001, PEMEX operated 114 industrial plants and auxiliary units located in six petrochemical complexes and one petrochemical unit which is presently not in operation. Pemex-Gas and Basic Petrochemicals operated 63 of these plants and auxiliary units, and Pemex-Petrochemicals operated the remaining 51 plants.

         PEMEX’s total petrochemical production (excluding ethane and butane gases) decreased by 9.8% in 2001, from 11,501 thousand tons in 2000 to 10,377 thousand tons in 2001.

         Under Mexican law, the right to manufacture “basic” petrochemical products is vested solely in the Mexican nation, which may produce them only through PEMEX or any other decentralized public entity established by law for this purpose. Basic petrochemical products have traditionally been defined as those which result from the first physical or chemical transformation of crude oil and those considered to be strategic. Since 1996, only nine products—ethane, propane, butane, pentane, hexane, heptane, naphtha, carbon black feedstocks and methane (but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry from deposits in Mexico)—have been considered “basic” petrochemicals.

         Since the end of 1993, Mexican law has permitted private investment in the manufacture of “secondary” petrochemical products. These are defined to include all petrochemical products not designated “basic” by the

Ministry of Energy. Both foreign and domestic private investors may own 100% of any petrochemical plant producing secondary petrochemicals, and companies engaged in the production of secondary petrochemicals which produce basic petrochemicals as by-products may now sell them in the production process within plants in the same unit or complex, or deliver them to PEMEX pursuant to an agreement and under terms established by the Ministry of Energy. As a result, PEMEX no longer has a monopoly on the production and initial sale of most petrochemicals in Mexico.

         In October 1992, PEMEX and the Government announced a plan to privatize the secondary petrochemical plants owned and operated by Pemex-Petrochemicals. In 1997, the board of directors of Petróleos Mexicanos approved a secondary petrochemical private-sector participation plan authorizing the creation of seven new subsidiaries of Pemex-Petrochemicals, which were created in 1997. The seven subsidiaries hold the assets and liabilities associated with the production of secondary petrochemicals, as well as the real estate corresponding to each complex or plant.

         On June 28, 2002, the board of directors of Pemex-Petrochemicals approved the merger of its seven subsidiaries into Pemex-Petrochemicals. The merger is subject to the approval of the board of directors of Petróleos Mexicanos and the board of directors and shareholders of each subsidiary.

         Commercial Activities

         Besides crude oil and natural gas, PEMEX markets a full range of oil and gas derivatives in Mexico, including gasolines, jet fuels, diesel, fuel oil and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy requirements.

         PEMEX sells approximately 44% of its crude oil in the domestic market in the form of refined products and petrochemicals; it exports the remainder of the crude oil (1.60 million barrels per day in 2000 and 1.75 million barrels per day in 2001). Total net exports averaged U.S. $7.60 billion per annum between 1997 and 2000, and were U.S. $8.34 billion in 2001.

         The following tables set forth the average volume and value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2001.

Volume of Exports and Imports

	Year Ended December 31,					2001 vs.

	1997	1998	1999	2000	2001	2000

	(in thousands of barrels per day)					(%)
Exports

Total crude oil	1,720.7	1,711.7	1,553.6	1,603.6	1,754.9	9.4

Olmeca	485.2	457.1	434.4	397.5	317.4	(20.2)

Isthmus	215.8	195.9	190.1	109.7	86.8	(20.9)

Maya(1)	1,019.7	1,058.7	929.1	1,096.4	1,350.7	23.2

Natural gas(2)	6.3	5.9	20.4	3.5	3.7	5.7

Refined products	93.0	120.0	149.7	112.5	102.5	(8.9)

Petrochemical products(3)	1,062.3	1,025.4	785.0	1,123.8	794.0	(29.4)

Imports

Natural gas(2)	16.9	22.6	22.0	34.1	43.1	26.4

Refined products	298.6	335.2	365.3	445.5	382.1	(14.3)

Petrochemical products(3)	164.7	130.8	214.9	444.4	280.3	(36.9)

Note:	Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2000 may be adjusted to reflect the percentage of water in each shipment.

(1)	In 1998, 1999, 2000 and 2001 numbers include six thousand, nine thousand, eleven thousand and twenty thousand barrels per day, respectively, of Altamira crude oil.

(2)	Fuel oil equivalent.

(3)	Thousands of metric tons.

Sources:	1997 figures: PEMEX’s 1998 Statistical Yearbook.
1998, 1999, 2000 and 2001 figures: PMI operating statistics, which are based on information in bills of lading.

Value of Exports and Imports(1)

	Year Ended December 31,
						2001 vs.
	1997	1998	1999	2000	2001	2000

	(in millions of U.S. dollars)					(%)
Exports
Crude oil(2)	$10,340.0	$6,350.0	$8,816.2	$14,546.2	$11,895.7	(18.2)

Olmeca	3,457.0	2,194.4	2,830.7	4,219.9	2,775.7	(34.2)

Isthmus	1,432.0	848.9	1,211.2	1,119.5	705.9	(36.9)

Maya(3)	5,451.0	3,306.7	4,774.3	9,206.8	8,414.1	(8.6)

Natural gas	37.0	30.9	114.3	48.8	47.8	(2.0)

Refined products	646.0	560.7	899.6	1,167.8	896.5	(23.2)

Petrochemical products	186.5	143.3	133.3	280.3	145.2	(48.2)

Total exports	$11,209.5	$7,084.9	$9,963.4	$16,043.1	$12,985.2	(19.1)

Imports

Natural gas	$107.9	$121.7	$132.2	$366.5	$423.8	15.6

Refined products	2,506.3	2,109.3	2,889.1	5,411.8	4,139.2	(23.5)

Petrochemical products	51.8	33.8	55.2	125.2	83.9	(33.0)

Total imports	$2,666.0	$2,264.8	$3,076.5	$5,903.5	$4,646.9	(21.3)

Net exports	$8,543.5	$4,820.1	$6,886.9	$10,139.6	$8,338.3	(17.8)

Note:	Totals may differ due to rounding.
(1)	Does not include crude oil, refined products, petrochemicals and natural gas purchased by PMI Trading or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in PEMEX’s financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.

(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

(3)	In 1998, 1999, 2000 and 2001, numbers include six, nine, eleven and twenty thousand barrels per day, respectively, of Altamira crude oil.
Sources: 1997 figures: PEMEX’s 1999 Statistical Yearbook. 1998, 1999, 2000 and 2001 figures: PMI operating statistics, which are based on information in bills of lading.

         The following table sets forth the weighted average price per barrel of crude oil exported by PEMEX and the average price of its benchmark, West Texas Intermediate crude oil, for the years indicated.

	Year Ended December 31, (1)

	1997	1998	1999	2000	2001

	(in U.S. dollars per barrel)
West Texas Intermediate crude oil average price	$20.61	$14.41	$19.25	$30.97	$25.93

PEMEX crude oil weighted average export price	$16.46	$10.16	$15.55	$24.78	$18.57

(1)	On October 7, 2002, the spot price for West Texas Intermediate crude oil was U.S. $29.69 per barrel and the spot price for the PEMEX crude oil basket was estimated at U.S. $25.54 per barrel.
Sources:	1997 figures: PEMEX’s 1998 Statistical Yearbook and Platt’s U.S. Market Scan (McGraw-Hill Company) 1998, 1999, 2000 and 2001 figures: PMI operating statistics, which are based on information in bills of lading, and Platt’s U.S. Market Scan (McGraw-Hill Company).

         In 2000 and 2001, PEMEX’s crude oil export sales by volume were distributed among the following countries:

Crude Oil Exports by Country

	Percentage of Exports

	2000	2001

United States of America	75.0%	75.3%

Spain	8.7	8.4

Japan	2.2	1.0

Netherlands Antilles	6.7	7.6

Canada	1.7	1.6

Others	5.7	6.1

Total	100.0%	100.0%

Note: Table amounts may not total due to rounding.

Source: PMI.

         Although it is not a member of the Organization of the Petroleum Exporting Countries (“OPEC”), since 1998 Mexico has entered into agreements with OPEC and non-OPEC members to reduce its oil exports in order to stabilize international oil prices. Under three agreements in 1998 and 1999, Mexico agreed to reduce its crude oil exports by 325 thousand barrels per day through most of 1999. These agreements were successful in raising oil prices in 1999. All three crude oil export reduction agreements expired on March 31, 2000.

         In 2000, the Secretary of Energy of Mexico announced increases in crude oil exports by a total of 225 thousand barrels per day, in line with OPEC agreements to increase crude oil production that year. By contrast, in 2001, the Secretary of Energy announced reductions in crude oil export levels totaling 185 thousand barrels per day. Mexico agreed with other oil producing countries to reduce its oil exports in conjunction with production cuts by other oil producing countries in order to stabilize oil prices, which fell sharply in December 2000.

         Following OPEC’s announcement that it would reduce crude oil production by 1.5 million barrels a day, on January 2, 2002, Mexico announced it would decrease its crude oil exports by 100 thousand barrels per day to 1.66 million barrels per day for six months beginning on January 1, 2002. Following OPEC’s announcement that it would keep crude oil production at their present level through September 2002, on June 27, 2002, Mexico announced that it would also maintain its crude oil exports at present levels for the same period. Most recently, following an OPEC announcement that it would maintain current crude oil production levels through fourth quarter 2002, Mexico affirmed that it would maintain its crude oil exports at their present levels for the same period.

         Since 1989, increasing domestic demand has led to a deficit in the petroleum products trade balance. Nevertheless, in 2001, exports and imports of petroleum products decreased at comparable rates, primarily due to a decrease in domestic demand for petroleum products. Taking into account trading activities on behalf of third parties in 2001, PMI Trading, Ltd., a PEMEX subsidiary, marketed more than 373.5 thousand barrels per day of petroleum products, including gasoline, diesel, fuel oil, jet fuel and gasoline additives, representing a 9.2% decrease as compared to 2000 volumes.

         Imports of refined products decreased in volume by 14.3% during 2001, while exports of refined products decreased in volume by 8.9%. During 2002, import volumes of refined products are likely to continue to fluctuate significantly in the short-term as a result of expected increases in future production capacity. Due to the uncertainty regarding the successful startup and initial operation of the new refining plants, it is difficult to predict import trends in the short-term from current data.

         PEMEX imports natural gas to satisfy shortfalls in domestic production and to meet demand in areas of northern Mexico which, due to the distance from PEMEX’s fields, can be supplied more efficiently through imports from the United States. PEMEX imported 292.2 million cubic feet per day of natural gas in 2001, a 26.4% increase over 231.4 million cubic feet per day in 2000. Exports of petrochemical products decreased from approximately

1,123.8 thousand tons in 2000 to approximately 794.0 thousand tons in 2001, while imports of petrochemical products decreased from approximately 444.4 thousand tons in 2000 to approximately 280.3 thousand tons in 2000.

         Capital Expenditures and Investments

         In 2001, Pemex-Exploration and Production invested Ps. 57,302 million in exploration and production, as compared to Ps. 46,626 million in 2000. Pemex-Exploration and Production’s investments comprised approximately 82.9% of PEMEX’s total capital expenditures in 2001. This represented a 22.9% increase in investment in exploration and production. An important component of PEMEX’s investment budget consists of projects financed under the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plaza, or “PIDIREGAS”). In 2001, Pemex-Exploration and Production’s PIDIREGAS investments totaled approximately Ps. 35,945 million, which included Ps. 25,867 million in investments in the Cantarell fields, Ps. 7,018 million in development of the Burgos natural gas fields, Ps. 1,466 million in the Delta del Grijalva project and Ps. 1,594 million in the Strategic Gas Program. In addition to PIDIREGAS investments, Pemex-Exploration and Production invested Ps. 17,208 million in general operating improvements and Ps. 4,149 million in strategic projects in 2001. Pemex-Exploration and Production’s strategic projects included Ps. 1,385 million in oil and gas exploration and Ps. 2,764 million in general field development and facilities.

         For 2002, the Government approved an additional 24 new PIDIREGAS, 23 of which will be carried out by Pemex-Exploration and Production, and one of which will be carried out by Pemex-Gas and Basic Petrochemicals. The 2002 budget includes approximately Ps. 82,234 million budgeted for Pemex-Exploration and Production’s PIDIREGAS. This amount includes Ps. 30,709 million for Cantarell, Ps. 12,500 million for Burgos, Ps. 16,569 million for the Strategic Gas Program, Ps. 1,469 million for Delta del Grijalva and Ps. 20,987 million for the 23 new PIDIREGAS. In addition to these PIDIREGAS investments, Pemex-Exploration and Production’s 2002 budget includes Ps. 27,512 million in general operating improvements and strategic projects. Approximately 9% of this amount is to be allocated to investments in projects relating to field development, pipelines and exploration activities, including the continuation of certain projects that began during the period from 1997 to 2001. The remaining 91% will be allocated to operating projects as well as to projects relating to maintenance facilities, industrial safety and environmental matters.

         Equity and Dividends

         In March 1990, as part of the 1989-92 Financing Package for Mexico described under “Public Debt-External Debt Restructuring and Debt and Debt Service Reduction Transactions,” U.S.$7.58 billion of the external commercial bank debt of Petróleos Mexicanos was exchanged for new 30-year bonds issued by the Government. Petróleos Mexicanos’ indebtedness to the Government was increased by the same amount and subsequently capitalized as equity or Certificates of Contributions “A” (equity participation certificates). As a condition to the capitalization, PEMEX agreed to pay a minimum guaranteed dividend to the Government equivalent to the debt service on the capitalized debt at the exchange rates in effect on the date payments are made. The total dividend to the Government in respect of the capitalized debt is approved annually by the board of directors of Petróleos Mexicanos after the close of each fiscal year, although an amount equal to the minimum guaranteed dividends is paid to the Government in monthly advance payments during the year.

         The total dividends paid by Petróleos Mexicanos to the Government in respect of the capitalized debt during 1997, 1998, 1999, 2000 and 2001 amounted to Ps. 5,804 million, Ps. 3,064 million, Ps. 5,138 million, Ps. 5,564 million and Ps. 2,153 million, respectively, which were equivalent to substantially all of Petróleos Mexicanos income after taxes and duties in each of those years. In December 1997, the board of directors of Petróleos Mexicanos and the Government agreed to an equity reduction in the capitalized debt in exchange for a cash payment from Petróleos Mexicanos to the Government of Ps. 12.12 billion (U.S. $1.5 billion). In turn, the Ministry of Finance and Public Credit, on behalf of the Government, agreed to a corresponding reduction in the future payments of the minimum guaranteed dividend. In addition, Petróleos Mexicanos and the Government agreed to modify the schedule of advance payments of the minimum guaranteed dividend for 1998, 2001 and certain future years.

         Taxes and Duties

         PEMEX must pay a number of special hydrocarbon taxes and duties to the Government, in addition to the other taxes and duties paid by some of the subsidiary companies. The rate at which the hydrocarbon taxes and duties are assessed varies from year to year, and is set after taking into consideration PEMEX’s operating budget, its capital expenditure program and its financing needs.

         If the indirect IEPS Tax that PEMEX collects is taken into account, PEMEX contributed approximately 34% of the Government’s revenues in 2001 and 37% in 2000.

         The most important taxes and duties payable by PEMEX are the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax (collectively, the “Taxes and Duties”). The sum of the Taxes and Duties must equal the Hydrocarbon Duty. For 2002, this duty is calculated by applying a rate of 60.8% to the Subsidiary Entities’ sales revenues from the PMI Group and third parties, including the IEPS Tax generated by Pemex-Refining, but excluding the value-added tax. PEMEX makes advance payments to the Government in respect of its Taxes and Duties liability up to the amount of the Hydrocarbon Duty.

         PEMEX’s advance payments are, in turn, credited against PEMEX’s liability under the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty, the Additional Hydrocarbon Extraction Duty, the Hydrocarbon Income Tax and the IEPS Tax. In the event that the sum of the Taxes and Duties is not equal to the Hydrocarbon Duty, the rates of the Hydrocarbon Extraction Duty, the Extraordinary Hydrocarbon Extraction Duty and the Additional Hydrocarbon Extraction Duty will be adjusted to ensure that the sum of the Taxes and Duties becomes equal to the Hydrocarbon Duty.

         In addition to the payment of the Hydrocarbon Duty, PEMEX must pay to the Government a duty on “Excess Gains Revenues,” which equals 39.2% of PEMEX’s revenues from crude oil export sales in excess of a threshold crude oil price set for that year, which for 2001 was U.S. $18.00 per barrel and for 2002 is U.S. $15.50 per barrel. Thus, for every dollar exceeding the threshold price, PEMEX must pay to the Government 60.8 cents in Hydrocarbon Duty and 39.2 cents in Excess Gains Revenue Duty so that all revenues above the threshold amount for that year are payable to the Government. However, for the amount up to the threshold price, PEMEX pays only the Hydrocarbon Duty.

         Starting in 1994, interest payments by PEMEX on its external debt are no longer exempt from withholding taxes. Payments made by PEMEX to the Government in respect of withholding taxes are not credited against PEMEX’s liability under the Hydrocarbon Duty, but these taxes do not represent substantial amounts in terms of PEMEX’s total tax liabilities.

         Beginning in 1995, PEMEX has been subject to municipal and state taxes, such as real property and payroll taxes. Real property taxes do not represent a substantial portion of PEMEX’s total tax burden, as most of PEMEX’s properties are located on federal property, which is not subject to municipal taxation. Similarly, payroll taxes do not represent a substantial portion of PEMEX’s total tax liability.

         Over the past few years, PEMEX and the Government have been discussing various proposals for reforming the Mexican federal tax regime applicable to PEMEX. The proposals have generally sought to change applicable tax law so that PEMEX’s fiscal burdens are similar to those of state-owned oil companies in other countries. In particular, PEMEX has presented alternative internal revenue strategies to improve the Government’s recovery of income from hydrocarbon extraction, while allowing PEMEX to finance more efficiently the development of hydrocarbon reserves and investments in property, plant and equipment. At the present time, however, the Government’s position on this issue is still under consideration. Because only the Mexican Congress has the power to enact a change in federal tax law, and given the highly politicized nature of the federal legislative process, the extent or nature of future changes, if any, to the federal taxes applicable to PEMEX cannot be predicted.

         Petroleum Workers’ Union

         The Petroleum Workers’ Union represents approximately 76% of the work force of Petróleos Mexicanos and the Subsidiary Entities. The members of the Petroleum Workers’ Union are PEMEX employees and they elect their own leadership from among their ranks. PEMEX’s relationship with its employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement with the Petroleum Workers’ Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually.

         Since the Petroleum Workers’ Union was officially established in 1938, PEMEX has not experienced labor strikes, although it has experienced work stoppages for short periods of time. Recently, following an impasse in negotiations over salaries and a threat of a strike, on September 29, 2002, PEMEX and the Petroleum Workers’ Union reached an agreement on a total salary increase of 7.3% (consisting of a 5.5% increase in wages and a 1.8% increase in benefits). PEMEX will pay this increase in wages and benefits to its workers, including retirees in accordance with the collective bargaining agreement, retroactively to August 1, 2002.

         In addition, the General Comptroller’s Office of the Mexican Government (“SECODAM”) recently announced an investigation into certain alleged improper diversions of federal monies by Union officials. Following the change in presidential administrations, in 2001, SECODAM conducted an audit of PEMEX relating to PEMEX’s operations in 2000 and previous years. As a result of that audit, SECODAM has identified a series of transactions between PEMEX and the Petroleum Workers’ Union during 2000 which it believes may have involved illicit behavior. The transactions, allegations and related proceedings are described below.

         On January 21, 2002, SECODAM announced that it had submitted a criminal complaint before the Procuraduría General de la República (the Office of the Federal Attorney General) for the alleged diversion of Ps. 1,580 million in federal monies from PEMEX to the Petroleum Workers’ Union pursuant to agreements and payments made from March 2000 to October 2000. SECODAM has alleged that the agreements and payments were not properly made under applicable Mexican laws and government regulations.

         These agreements are generally made as part of the routine negotiations between Petróleos Mexicanos and the Petroleum Workers’ Union as provided for in the collective bargaining agreement. However, the Office of the Federal Attorney General is examining whether the participation of certain former officers of PEMEX in the agreements in this case exceeded the scope of their corporate powers.

         As a result of its own investigations into these transactions, on March 20, 2002, Petróleos Mexicanos submitted three criminal complaints to the Federal Attorney General against a former Director General, a former Corporate Management Director and a former Chief Financial Officer of PEMEX. The complaints allege that these former officers acted on their own, without the consent of PEMEX’s board of directors or the Mexican Government, to illegally divert a total of Ps. 1,660 million (which included the Ps. 1,580 previously identified by SECODAM) to the Petroleum Workers’ Union and certain of its representatives. The complaint requests that the Federal Attorney General prosecute these former officers should enough evidence exist. If they are prosecuted and found guilty, these former PEMEX officers may be required to pay PEMEX the total diverted amount of Ps. 1,660 million in restitution.

         Following PEMEX’s internal investigations and a criminal complaint filed by the Federal Attorney General, in May 2002, a Mexican federal judge issued arrest warrants against certain former officers of Petróleos Mexicanos (including the former officers discussed above) for their alleged embezzlement and unlawful use of their corporate powers and privileges. On July 1, 2002, one of the defendants elected to surrender himself to U.S. federal authorities in Texas instead of federal authorities in Mexico. The Mexican Government has formally requested the U.S. authorities to temporarily detain him and any other defendant pending their extradition to Mexico for trial. As of the date of this report, he is awaiting a U.S. federal court hearing in Houston to determine whether he should be extradited to Mexico.

         On September 10, 2002, the Federal Attorney General submitted a request to the Mexican Congress that it remove the legislative immunity from prosecution of a federal Congressman, a Senator who is a member of the board of directors of Petróleos Mexicanos as a representative of the Petroleum Workers’ Union, and of a state representative. If the Mexican Congress strips these individuals of their legislative immunity, the Federal Attorney General will be able to proceed with their criminal prosecution for the allegedly illegal diversion of PEMEX funds.

Tourism

         During the last two decades, the Government has taken measures to promote the growth of the tourist industry. Through the Fondo Nacional de Fomento al Turismo (the National Fund for Tourism Development, or “FONATUR”), the Government has established tourist centers in Cancún, Ixtapa, Puerto Vallarta, Cabo San Lucas, Bahías de Huatulco and elsewhere. Mexico has increased its hotel and other lodging capacity from 132,701 rooms in 1970 to 424,117 in 2001.

         After merchandise exports (including in-bond industries), tourism is Mexico’s second largest contributor of foreign exchange. The expansion of tourism which began in late 1986 continued through 2001. During 2001, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $8.4 billion, 1.3% more than in 2000. Revenues from overnight tourists totaled U.S. $6.5 billion in 2001, a 1.6% increase over 2000. The number of overnight tourists in 2001, 10.2 million, was 4.2% lower than the level for 2000, while the average expenditure per tourist decreased by 6.0%, to U.S. $583.00. During 2001, expenditures by Mexican tourists abroad amounted to U.S. $2,767.5 million, a 13.2% increase over the level during 2000, while expenditures by Mexicans traveling abroad (both tourists and one-day visitors) amounted to U.S. $5,701.9 million. The tourism balance recorded a surplus of U.S. $2,698.7 million in 2001, a decrease of 3.5% from the U.S. $2,795.3 million surplus recorded in 2000.

Agriculture

         Mexico’s topography and climate provide an estimated 57 million acres, or about 11.7% of the country’s total area, for cultivation. In 2001, approximately 50.1 million acres were harvested, of which approximately 25.3% were irrigated. In 2001, agriculture, livestock, fishing and forestry employed approximately one-quarter of the economically active population, and accounted for 5.1% of Mexico’s GDP. According to preliminary figures, approximately 25.0% of Mexico’s population lived in rural areas in 2000.

         The output of the agriculture, livestock, fishing and forestry sector increased by 2.5% in real terms in 2001 as compared to 2000, according to preliminary figures.

         In order to improve agricultural productivity and raise the living standards of the rural population, the Government has made agriculture a national priority. Productivity increases are expected from consolidating production into larger units, expanding the national irrigation system and increasing the availability of credit. To assist rural areas, agricultural prices are reviewed by the Government to ensure they do not fall below cost. The Government has also begun to encourage private investment in the agricultural sector in the form of partnerships, joint ventures and supply arrangements between farmers and private sector companies.

         Agricultural exports accounted for 2.2% of Mexico’s merchandise exports in 2001 (including in-bond industry), with the United States representing the principal export market for Mexican agricultural products. Agricultural exports decreased by 6.1% in 2001. The principal exported agricultural goods are fresh vegetables, coffee, fresh fruits and tomatoes.

         Agricultural Reform

         In 1990, roughly half of Mexico’s agricultural lands were held through the ejido system of land tenure. Ejidos developed as a direct result of the agrarian uprisings that were an important element of the Mexican Revolution of 1910 and are provided for and protected under the Constitution. Under the ejido system, peasant farmers work individual parcels of land to which title is held by the ejido, or peasant community. As discussed below, ejido farmers had the right to use communal lands, but, prior to January 1992, could not rent or otherwise transfer their rights to use such lands except to direct descendants.

         In response to the slow growth of production by the ejido sector, attributable in part to increasing ejido populations, the subdivision of parcels into smaller and smaller units of production and disincentives to investment inherent in the ejido system, the Constitution was amended, effective as of January 1992, to permit more efficient use of ejido lands and the achievement of economies of scale. The amendments, together with the Ley Agraria (Agrarian Law) enacted by Congress and effective February 27, 1992, halt further redistribution of land and permit ejido farmers to rent their parcels, to transfer the right to use their parcels to obtain financing and, in certain cases, to sell their land. In addition, corporations are now permitted to own agricultural lands, subject to certain limitations. It is expected that modernizing the system of land tenure will foster greater investment in agriculture by permitting land owners to access new sources of capital, to transfer land to more efficient producers and to make more efficient use of inputs. Although the Government anticipates that a large number of ejido farmers will choose to transfer possession of economically nonviable parcels of land, the increased productivity of the sector expected to result from the agricultural reform, as well as the growth of agribusiness, should generate employment opportunities for many of these workers outside of major urban areas. Nonetheless, the Government has increased its expenditures for investment in rural infrastructure and modernization of the agricultural sector to aid the process of agricultural reform and expects that further significant investments will be needed in the future to further modernize the agricultural sector.

         Historically, the Government has intervened in the agricultural economy in order to assure adequate supplies of staples of the Mexican diet and maintain farm incomes through price supports. Compañía Nacional de Subsistencias Populares (“CONASUPO”) was established to purchase crops from farmers at a guaranteed minimum price and market these agricultural products to consumers. CONASUPO also imported staples in years when domestic production was inadequate to meet demand.

         The Government’s policy has since changed from one of active participation in the chain of distribution to one of encouraging the market-oriented development of the agricultural sector. In May 1999, the Government ordered the dissolution of CONASUPO. In addition, CONASUPO’s role in providing the nationwide subsidy of tortilla prices ended when the Government abolished this subsidy in December 1999.

         In April 1991, a new Government agency, Apoyo y Servicios a la Comercialización Agropecuaria (“ASERCA”), was established to help modernize the process of agricultural trade by promoting an efficient national and international market information system, fostering training and improved organization in the marketplace and planning and constructing infrastructure for the storage, financing and distribution of agricultural products. Unlike CONASUPO, ASERCA does not purchase agricultural products. Rather, it channels distribution through the former infrastructure and storage facilities of CONASUPO and promotes trading through an agricultural exchange system that reduces the need for layers of intermediaries and offers producers mechanisms to protect themselves against fluctuations in the market. To date, ASERCA has focused its activities on the marketing of soy, wheat, sorghum, rice, cotton and safflower. As a result of CONASUPO’s dissolution, ASERCA has replaced CONASUPO in the task of encouraging the market-oriented development of the agricultural sector.

         In 1993, the Government established a new program, the Programa de Apoyo al Campo (Agricultural Support Program or “PROCAMPO”). This 15-year program is under the supervision of the Secretaría de Agricultura, Ganadería y Desarrollo Rural (Agriculture Ministry). This program replaces price supports with direct economic support to producers of cotton, rice, safflower, barley, beans, corn, sorghum, soy and wheat in order to ensure a minimum income level for farmers who produce for their own consumption and a degree of profitability for commercial farmers. The substitution of price supports with direct payments to producers was designed to result in greater responsiveness of Mexican producers to market conditions and more efficient allocation of Mexico’s agricultural resources. The economic support each farmer receives depends on the area of land under cultivation as well as regional climate and economic conditions.

         On October 31, 1995, the Government, the state governments and representatives of Mexico’s agricultural and rural sectors established a national rural development program known as Alianza para el Campo (Rural Alliance). The Rural Alliance is a key element of the Government’s strategy to improve the economic and social conditions of less developed sectors of the Mexican society. Its purposes are to increase productivity, fight poverty, raise the income of families living in Mexico’s rural zones, produce enough basic foods for the population and promote exports of agricultural products. Since its creation, the Rural Alliance has initiated several programs designed to increase production of basic grains, coffee, sugar and milk by providing technological assistance and subsidies for the purchase of farming and irrigation equipment to small- and medium-sized agricultural sector participants.

         Sugar Industry

         In September 2001, the Government announced its decision to expropriate 27 sugar mills, roughly 46.7% of the sugar industry of the country, that were experiencing structural and financial problems. The 27 mills are being administered by a government-owned development bank as trustee for the Fondo de Empresas Expropiadas del Sector Azucarero, a trust established to administer the expropriated assets of the sugar mills.

         This industry is heavily indebted. The Government will attempt to reorganize and restructure the industry while preserving employment in the industry during the restructuring process.

         Several parties connected to the Mexican sugar industry, including the shareholders of 25 of the 27 companies named in the expropriation decree, have filed claims seeking to prevent the implementation of the expropriation process. Those claims are currently pending in the Mexican courts. Other parties, including creditors of the sugar companies, have threatened litigation. In addition, GAMI Investment, Inc., a U.S. shareholder of one of the companies affected by the expropriation, has submitted a claim under Chapter 11 of the North American Free Trade Agreement. The Government believes that it has valid defenses to all such claims, and does not believe that such claims will have a material adverse effect on the Government.

         Five subsidiaries of Grupo Azucarero México, S.A. de C.V. (“GAM”) are included in the expropriation decree. GAM, which is a private sector company, offered and sold outside of Mexico in 1998 approximately $145 million of notes originally scheduled to mature in 2005. Fifteen subsidiaries of GAM guaranteed the notes. In 1999, GAM repurchased and retired approximately $77 million of the notes through a tender offer. In 2000, GAM and its subsidiaries filed for bankruptcy protection under the Mexican bankruptcy law then in effect, suspending their obligation to make payments under the notes and creating an event of default under the notes.

         The five subsidiaries of GAM included in the expropriation decree are currently part of the Mexican bankruptcy proceeding related to GAM and are guarantors of the notes. The Mexican bankruptcy courts will determine the nature and scope of the liabilities of the expropriated subsidiaries generally, including their responsibilities under the GAM notes. It is possible that litigation relating to the GAM notes could arise out of the expropriation procedures, including claims under the North American Free Trade Agreement, but Mexico believes it has valid defenses to any such claims that might be made and therefore believes that any such claims would not have a material adverse effect on the Government.

         Under certain of Mexico’s outstanding obligations, including its Collateralized Fixed Rate Bonds due 2019 (“Brady Bonds”), it would be an event of default if the holders of 25% or more of any publicly issued debt of Mexico or of any Governmental Agency accelerate such debt as a result of a payment default thereunder. For these purposes, non-financial institutions owned or controlled by a Mexican government-owned bank are not considered “Governmental Agencies”. Mexico believes that the expropriated subsidiaries of GAM will not constitute Governmental Agencies, because these companies are being administered by a Mexican development bank as trustee for the Fondo de Empresas Expropiadas del Sector Azucarero and because the shares will be owned by a Mexican development bank and will therefore not be deemed to constitute a governmental investment. The Mexican development bank’s ownership of these shares will be temporary and will be subject mainly to private law regulation in Mexico. Moreover, Mexico believes that any acceleration of the GAM notes that might have occurred prior to the publication of the expropriation decree would have occurred at a time when the GAM subsidiaries could not have constituted Governmental Agencies. Accordingly, Mexico believes that the expropriation will not have a material adverse effect on Mexico’s outstanding debt or financial condition.

Transportation and Communications

         Mexico’s road network, in large part built and maintained by the Government, totaled an estimated 208,519 miles (335,777 km) at December 31, 2001, of which approximately 66,989 miles (107,873 km) were paved, and included approximately 3,627 miles (5,840 km) of toll expressways. The principal Mexican cities are served by domestic and international airlines, and many smaller communities also benefit from scheduled service by domestic airlines. The Government operates facilities at the principal seaports, and at December 31, 2001, the capacity of the Mexican merchant marine fleet (vessels larger than 100 tons) totaled an estimated 0.5 billion tons.

         By the end of the 1980’s, the extent and condition of Mexico’s road infrastructure was insufficient to support the growth and modernization of the Mexican economy and the increased traffic resulting from the opening of the economy to foreign trade and investment. Lacking public resources to finance the expansion of the roads and highways, the Government embarked on an ambitious program under which private sector companies were granted long-term concessions for construction, operation and maintenance of toll roads. The program helped expand Mexico’s toll expressways by approximately 3,355 miles (5,400 km) from their length ten years earlier.

         The new toll expressways financed by the private sector, however, experienced almost from their inception financial problems due to their high tolls (which discouraged their use), higher than expected construction costs and lower traffic volumes than originally projected. In response to this problem, in 1997, the Government approved a toll road restructuring program aimed at providing financial relief for concessionaires of toll roads to guarantee the maintenance of the toll roads and to establish the foundation for further development of the country’s highway infrastructure. Under the program, the Government has reacquired 23 of the 52 concessions granted through 1994. The total financial cost of the restructuring program was estimated at Ps.19,000 million in 1997, although the amount could be less if traffic on toll roads increases as tolls decline in real terms.

         Until 1995, Mexico’s railroad system, which carries an estimated 20% of all freight moved in Mexico, was operated through the state-owned railroad monopoly, Ferrocarriles Nacionales de México (“Ferronales”). In 1995, the Government divided the railway system into three regional lines, which are operated by private Mexican companies in each of which the Government has retained a 25% ownership interest. Through December 31, 2001, the Government had granted concessions to private sector participants covering 99% of the country’s railway freight services (in terms of the volume of transportation services) and covering 83% of the railway network. See “The Economy-The Role of the Government in the Economy; Privatization-Railways.”

         The Government has promoted an increased role of the private sector in the development, management and improvement of Mexico’s port facilities. The 1993 Ley de Puertos (Ports Law) permits the Government to grant concessions for the construction and operation of port facilities. In exchange for the 15- to 20-year concessions, the concessionaires are expected to develop and modernize the port facilities and surrounding transportation infrastructure. In 1993, 62 such concessions were granted for the construction, management and operation of port facilities and terminals. Six additional concessions were granted in 1995, one concession was granted in 1996, five concessions were granted in 1997, two concessions were granted in 1999, six concessions were granted in 2000, and one concession was granted in 2001.

         At December 31, 2001, Mexico had an estimated 13.7 telephone lines in service per 100 inhabitants, as compared with an estimated 9.5 telephone lines in service per 100 inhabitants at December 31, 1996. Telmex, which held the exclusive concession for domestic and international long-distance telephone services in Mexico until August 1996, was privatized in December 1990. In June 1995, Congress enacted a telecommunications liberalization law. Since 1996, the Federal Telecommunications Commission has regulated and supervised telecommunications services. See “The Economy-The Role of the Government in the Economy; Privatization.”

         According to preliminary figures, the transportation, storage and communications sector grew by 2.8% in real terms in 2001, as compared with 9.6% growth in 2000. The slower rate of growth of this sector in 2001 is explained in part by lower increases in shipments by air than in the previous years, as export levels decreased. At the same time, the communications sector grew due to strong demand for telephone services, both traditional and cellular.

Construction

         Construction is subject to cyclical trends and has been among the sectors most affected by the changes in Government and private sector expenditures. The construction sector has benefited from the reconstruction, modernization and expansion of the federal highway network, as well as from other infrastructure, residential and industrial plant construction projects. According to preliminary figures, the construction sector grew by 5.1% in real terms in 2000. However, construction activity decreased by 4.5% in 2001, reflecting the general economic downturn.

Mining

         Mexico has substantial and varied mineral resources. It is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron. The mining, petroleum and gas sector grew by 3.8% in real terms in 2000, as both the petroleum and gas industry and the mining industry grew, in part due to increased levels of exports. Extractive mineral exports (excluding crude oil) decreased by 28.5% in real terms in 2001, as compared to 2000. Extractive minerals accounted for 0.2% of total merchandise exports (including in-bond industry exports) in 2001.

         Under the Constitution and applicable Mexican laws, mining may only be carried out by the Government or pursuant to concessions that may be granted only to Mexican individuals or corporations. Foreign investment in mining companies is generally limited to a 49% or 34% interest, depending on the minerals being exploited. However, the foreign investment and mining regulations permit foreign investors to hold, on a temporary basis, majority interests in companies engaged in mining activities. These regulations are aimed at promoting the development of the mining industry by intensifying and broadening exploration, finding new sources of financing and investment and fostering the development of domestic technology. The Mining Law permits exploration concessions of up to six years and exploitation concessions of up to 50 years.

Electric Power

         Approximately 98% of Mexico’s urban population and 83% of Mexico’s rural population (or 95% of the total population) have access to electric power. Further electrification remains a Government priority. Installed generating capacity at December 31, 2001 was 36,236 megawatts, up 4.1% from 1997. Electric production for 2001 was 190,881 gigawatt hours, up 18.3% from 1997. Domestic generation in 2001 was supplemented by imports of electric power of 327 gigawatt hours. Mexico exported 271 gigawatt hours of electricity during 2001. Electric power production grew by 0.5% in 2001.

         In the year 2001, gross generation of electricity was 190,881 gigawatt hours. Of that total generation, 14.6% was produced by hydroelectric plants, 2.9% by geothermal plants, 9.7% by coal fired plants, 4.6% by nuclear power plants, 7.4% by dual plants (oil or coal fired) and 60.8% by oil and gas plants. Diversification of energy resources is an important objective of the Government.

         The Constitution and applicable laws provide that the generation, transmission, transformation and distribution of electric power constituting a public service are reserved solely to the Mexican nation. At December 31, 2001, almost all of electric generating capacity (97.9%) was held by the public sector through the Comisión Federal de Electricidad, the Federal Electricity Commission, a decentralized public agency of the Government that plans and coordinates the electric power sector in Mexico. The balance of generating capacity is in privately owned facilities. The executive branch of the Government introduced a new bill in Congress in August 2002 that, if approved, would permit greater private sector participation in the electricity sector. Similar legislative initiatives have failed in the past.

         On December 24, 1992, amendments to the Ley del Servicio Público de Energía Eléctrica (Electric Energy Public Service Law, or “Electric Energy Law”) became effective, giving private investors the ability to participate more broadly in the electric energy sector by narrowing the definition of “public service” as it relates to the production of electric energy. Under the Electric Energy Law, as amended, electric energy can be produced by self-suppliers, cogenerators, independent producers and de minimis producers. However, self-suppliers and cogenerators must sell all excess production to the Federal Electricity Commission, independent producers must sell their production to the Federal Electricity Commission or export it (when authorized) and de minimis producers must sell their production to the Federal Electricity Commission, to small rural communities or to isolated areas without electric energy. The amendments also loosen restrictions on the import and export of electric energy and contemplate the possibility of foreign investment in the Mexican electric energy industry. It is expected that 10,947 megawatts of additional capacity will be privately financed between 2001 and the year 2005. These new plants, to be leased and then transferred at the end of the lease term to the Federal Electricity Commission, are expected to contribute to the expansion and diversification of electric service in Mexico.

         A consortium of U.S. and Mexican companies built the first such plant, the Samalayuca II 700 megawatt combined cycle thermoelectric power generation facility near Ciudad Juarez, Mexico, which is now being leased to the Federal Electricity Commission. In addition, generation projects are planned using internal combustion (with diesel fuel) technology at the San Carlos II and Guerrero Negro facilities and using geothermal energy at the Three Virgins facility, each to be financed by the private sector under “build-lease-transfer” structures. Moreover, combined cycle thermoelectric power generation projects are planned at the Río Bravo, El Sauz, Saltillo and Hermosillo facilities.

         Luz y Fuerza del Centro, a decentralized public agency, is responsible for the supply of electricity to Mexico City’s metropolitan area and neighboring states. However, because the agency has limited generating capacity, it purchases from the Federal Electricity Commission most of the electricity required to supply the metropolitan area.

FINANCIAL SYSTEM

         Mexico’s financial system is comprised of commercial banks, national development banks, securities brokerage houses, development trust funds and other non-bank institutions, such as insurance companies, bonding companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies and limited-scope financial institutions. In 1990, Mexico adopted legislation aimed at achieving the benefits of universal banking, the Ley Para Regular las Agrupaciones Financieras (Law to Regulate Financial Groups), which permits three or more different types of financial services companies to operate under a single financial services holding company (or two or more different types, if each of the two institutions is a commercial bank, a securities firm or an insurance company).

         The financial authorities are the Ministry of Finance and Public Credit, Banco de México, the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission, known as the CNBV), the Comisión Nacional del Sistemo del Ahorro para el Retiro (Retirement Savings Commission) and the Comisión Nacional de Seguros y Fianzas (National Insurance and Bonding Commission).

         Under the Organic Law of the Federal Public Administration, the Ministry of Finance and Public Credit is responsible for the coordination and supervision of Mexico’s financial system and for the formulation of Mexico’s fiscal policy.

Central Bank and Monetary Policy

         Banco de México, chartered in 1925, is the central bank of Mexico and, at December 31, 2001, had assets totaling Ps.665,454 million (U.S. $72.789 billion).

         Banco de México is Mexico’s primary authority for the execution of monetary policy and the regulation of currency and credit. It is authorized by law to regulate interest rates payable on time deposits, to establish minimum reserve requirements for credit institutions and to provide discount facilities for certain types of bank loans.

         Effective August 23, 1993, a constitutional amendment relating to Banco de México’s activities and role within the Mexican economy was passed. The amendment’s purpose was to reinforce the independence of Banco de México to enable it to act as a counterbalance to the executive and legislative branches in monetary policy matters. The amendment significantly strengthened Banco de México’s authority with respect to monetary policy, foreign exchange and related activities and the regulation of the financial services industry. On April 1, 1994, a new law governing the activities of Banco de México became effective. The new law put into effect the greater degree of autonomy granted to Banco de México under the constitutional amendment described above and established a Foreign Exchange Commission charged with determining the nation’s exchange rate policies.

         The principal objective of the Mexican Government’s monetary policy has been to reduce inflation. Banco de México has tightened domestic credit when the exchange rate depreciated, capital outflows took place or inflation was higher than projected. New reserve requirements (which are intended to limit the amount of overdrafts by banks of their accounts at Banco de México) were introduced by Banco de México to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. In addition, Banco de México has established quarterly targets for the expansion of net domestic credit since 1996.

         In July 1999, Banco de México announced new definitions of Mexico’s monetary aggregates. The new definitions measure financial savings provided by the internal and external financial markets, separating savings of residents and nonresidents of the country in both markets. In addition, the new monetary aggregates permit a differentiation of financial savings generated by the public and private sectors. The new monetary aggregates can be described as follows:

•	M1a consists of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards;

•	M2a consists of M1a, plus bank deposits, securities issued by the Federal Government, securities issued by firms and non-bank financial intermediaries and liabilities of the Federal Government and INFONAVIT related to the SAR;

•	M3a consists of M2a, plus financial assets issued in Mexico and held by non-residents; and

•	M4a consists of M3a, plus deposits abroad at foreign agencies of Mexican banks.

         The following table shows Mexico’s M1a and M4a money supply aggregates at each of the dates indicated.

Money Supply

	December 31,
											August 30,
	1997		1998		1999		2000		2001(1)		2002(1)

	(in millions of nominal pesos)
M1a:

Notes and coins	Ps.	94,197	Ps.	115,936	Ps.	164,198	Ps.	182,058	Ps.	199,151	Ps.	190,658

Checking deposits

in domestic currency		181,671		202,833		245,272		282,771		339,708		317,936

in foreign currency		24,810		37,662		43,785		49,706		86,057		83,503

Interest-bearing deposits		31,152		40,948		48,735		66,321		80,319		80,500

Total M1a	Ps.	331,830	Ps.	397,379	Ps.	501,990	Ps.	580,856	Ps.	705,236	Ps.	672,597

M4a:	Ps.	1,541,212	Ps.	1,911,865	Ps.	2,281,331	Ps.	2,568,074	Ps.	2,979,581	Ps.	3,160,908

Note:	Totals may differ due to rounding.
(1)	Preliminary.
Source:	Source: Banco de México.

         2001 Monetary Program

         Banco de Mexico’s monetary policy during 2001 continued to target a sustainable reduction in inflation. In this context, Banco de Mexico maintained the “short” mechanism as its principal monetary policy instrument. Under the mechanism, the daily average of the net total balance of the current accounts of banks accumulated during a certain period is a negative number, exerting an upward influence on interest rates. This mechanism allows Banco de México to combat disorderly conditions in the money and foreign exchange markets and to help ensure that changes in the monetary base follow a path consistent with the assumed inflation rate. Banco de México increased the “short” once during 2001, from Ps.350 million to Ps.400 million on January 12, 2001. The increase in the “short” was in response to internal and external factors that could have threatened the achievement of the inflation target for 2001. The factors identified by Banco de México included:

•	increased aggregate demand;

•	increased inflationary pressures in the United States and in other principal developed economies; and

•	increases in the prices of certain fruits and vegetables.

The central bank’s restrictive monetary policy played an important role in reducing short-term and medium-term inflationary expectations.

         Banco de México subsequently reduced the “short” on two occasions during the year, from Ps.400 million to Ps.350 million on May 18, 2001, and from Ps.350 million to Ps.300 million on July 31, 2001, in response to the slowdown in economic growth and decreased aggregate demand.

         At the end of December 2001, the monetary base had grown to Ps.225,580 million, a 3.4% increase in real terms as compared to the level at December 29, 2000. The net domestic credit of Banco de Mexico registered a negative balance of Ps.185,735 million at December 31, 2001, as compared to a negative balance of Ps.133,443 million at the end of 2000. The increase in the negative balance was attributable primarily to the accumulation of net international assets by Banco de Mexico during this period, inasmuch as the monetary base remained within the limits established in the monetary program.

         During 2001, the M1a money supply increased by 16.3% in real terms, as compared with the 6.2% real growth observed in 2000. This increase was due primarily to the effects of a decrease in interest rates during the second half of the year and the impact of the difference between the rate of return on checking accounts and on time deposits. Checking account deposits denominated in pesos increased by 15.1% in real terms during 2001.

         The growth in financial savings, defined as the difference between the monetary aggregate M4a and bills and coins held by the public, increased from 3.1% in real terms in 2000 to 11.7% in 2001. Savings generated by Mexican residents increased by 11.7% in real terms, whereas savings generated by non-residents decreased by 15.9% in real terms in 2001.

         Since April 2000, Banco de México has been publishing quarterly reports on inflation.

         2002 Monetary Program

         Mexico’s monetary program for 2002 has as its principal objective the achievement of an inflation rate not exceeding 4.5% by the end of 2002. The following elements are considered necessary conditions to meet the inflation target for 2002 and to be in a better position to achieve the targeted inflation rate of approximately 3.0% for 2003:

•	a monetary policy compatible with the proposed goals;

•	an adjustment of prices administered by the public sector that is consistent with the Government’s inflation objectives;

•	salary increases that are compatible with sustained productivity increases and inflationary objectives;

•	the absence of severe external disturbances — such as a significant depreciation of exchange rate or a sharp reduction in the supply of foreign capital — that could cause a considerable depreciation in real exchange rates; and

•	a sound fiscal stance.

         Banco de México will continue to publish quarterly reports on inflation in 2002, which will evaluate the consequences of any failure to satisfy any of the conditions stated above.

         Banco de México will continue to use the “short” mechanism to induce the necessary changes in interest rates to achieve inflation objectives. The Board of Governors of Banco de México decided to increase the “short” to Ps.360 million as of February 8, 2002 in order to avoid a deterioration of inflationary expectations and a negative effect on price levels in general.

         In response to the decline in interest rates and inflationary expectations, the Board of Governors of Banco de Mexico decided to decrease the “short” from Ps.360 million to Ps.300 million as of April 12, 2002. However, it increased the “short” to Ps. 400 million on September 23, 2002 in response to an increase in inflationary expectations for the last quarter of 2002. If internal or external events or a change in inflationary expectations were to threaten the achievement of the inflation target, Banco de Mexico could again increase the “short” mechanism.

         At September 27, 2002, the monetary base totaled Ps. 211,864 million, a 6.1% nominal decrease as compared to the level of Ps.225,580 million at December 31, 2001. Banco de México estimates that the monetary base will total approximately Ps.248,138 million at December 31, 2002.

         During the first eight months of 2002, the M1a money supply increased by 15.5% in real terms, as compared with the same period of 2001. This trend was due primarily to the lower interest rates observed during the first eight months of 2002 and the increase in the rate of economic growth in the second quarter of 2002. In addition, checking account deposits denominated in pesos increased by 10.6% in real terms during the first eight months of 2002, as compared with the same period of 2001.

         During the first eight months of 2002, financial savings increased by 7.7% in real terms, as compared with the same period of 2001. Savings generated by Mexican residents increased by 8.4% in real terms, whereas savings generated by non-residents decreased by 10.7% in real terms.

Banking System

         In September 1982, the Government decreed the nationalization of the private Mexican commercial banks. In November 1982, the Constitution was amended to implement the nationalization, under which the Government was granted a monopoly on the provision of banking and credit services. The number of banking institutions was reduced from 68 to 29 in the first two years of nationalized banking, and to 18 by 1988. Of the 18 remaining banks, six were nationwide banks, five were regional banks and seven were multi-regional banks.

         Effective June 28, 1990, the Constitution was amended to permit Mexican individuals and financial holding companies to own controlling interests in Mexican commercial banks. Subsequently, the Ley de Instituciones de Crédito (Law of Credit Institutions, or “Banking Law”) was enacted to regulate the ownership and operation of Mexican commercial banks. Pursuant to the Banking Law, Mexico began the process of privatizing the commercial banks. By July 6, 1992, the Government had privatized all 18 state-owned commercial banks, with the proceeds from the sale of the banks exceeding U.S. $12 billion.

         In connection with the implementation of the North American Free Trade Agreement, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. On April 20, 1994, the Ministry of Finance and Public Credit issued regulations which implemented these amendments, as well as provisions of the North American Free Trade Agreement dealing with financial services and any future trade agreements incorporating similar provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions established pursuant to the North American Free Trade Agreement and other trade treaties, excluding Mexican banks acquired pursuant to a program approved by the Ministry of Finance and Public Credit, must not exceed 25% of the total net capitalization of all Mexican banks until January 1, 2000.

         In December 1998, Congress approved legislation introducing a package of financial and banking reforms which supplemented reforms in place since 1995. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law and the North American Free Trade Agreement regulations discussed above. Under the 1998 reforms, all remaining restrictions on foreign ownership of the largest Mexican banks were removed. Foreign ownership was previously restricted in any Mexican bank whose net capital exceeded 6% of the aggregate net capital of all Mexican banks. In addition, the aggregate foreign shareholdings of Mexican-controlled banks was limited to 49% and no foreign shareholder was authorized to own, directly or indirectly, more than 5% of the equity of any Mexican bank (or 20%, with the approval of the Ministry of Finance and Public Credit). Those limits did not, however, apply to a foreign financial institution that acquired control (i.e., more than 51% of the common stock) of a smaller-sized Mexican bank (i.e., one whose net capital did not exceed 6% of the Mexican banking system’s aggregate net capital).

         The Banking Law was amended on June 4, 2001 to:

•	enhance corporate governance by (1) expanding minority shareholders’ rights, (2) introducing independent board members, and (3) requiring an audit committee of the board of directors;

•	improve the framework for banking operations by (1) providing adequate regulation regarding the provision of banking services using new technologies, (2) allowing banks to offer additional services, and (3) setting a new framework for related operations; and

•	strengthen regulation and surveillance while reducing their cost by (1) introducing prompt corrective actions based on banks’ capitalization levels, (2) defining responsibilities and activities of the various financial authorities, and (3) expanding the role of external auditors.

         In addition to commercial banks, the Mexican banking system includes various development banks, the substantial majority of the capital of which is owned by the Government. The most important development banks are Nacional Financiera, S.N.C. (“NAFIN”), Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) and Banco Nacional de Obras y Servicios Públicos S.N.C. (“Banobras”). Among NAFIN’s principal activities are the granting of credits to small- and medium-sized businesses, promoting the development of the securities market and serving as financial agent of the Government in certain international transactions. Bancomext’s principal activities are granting export- and import-related credits and issuing guaranties to private- and public-sector entities in the promotion of foreign trade. Banobras’ principal activities consist of providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments and granting credits for low-income housing.

         Under the laws establishing NAFIN, Bancomext and Banobras, the Government is responsible, at all times, for the transactions entered into by those development banks with foreign private, governmental and inter-governmental institutions, among others.

Banking Supervision and Support

         Under the Banking Law, the CNBV is the entity responsible for the supervision of commercial and development banks. It is empowered to impose sanctions for failure to comply with existing banking regulations. The CNBV is administered by a board of directors comprised of ten members in addition to its president and two of its vice presidents. Five of the members are appointed by the Ministry of Finance and Public Credit, three members are appointed by Banco de México, one member is appointed by the National Commission for the Retirement Savings System and one member is appointed by the National Insurance and Bonding Commission.

         Amendments to the Banking Law in 1995 granted the CNBV powers of administrative and management intervention in financial holding companies similar to the CNBV’s existing powers with respect to banks and securities dealers. Mexican financial groups are organized in a holding company structure, and the new powers of intervention give the CNBV the option of intervening and carrying out such interventions at either the holding company or operating company level.

         In 1991, the Government promulgated rules setting forth the procedures to be followed in classifying loans as “non-performing” and the reserves required therefor, and the implementation of capital adequacy requirements conforming to those recommended under the Basel Accord. These rules were intended to improve the Mexican banking system and to make standards applicable to Mexican commercial banks consistent with those applicable to banks in other countries. A new series of rules to be followed by Mexican development banks to determine and classify the risk of non-payment of loans made by these banks and requiring development banks to establish loan loss reserves became effective on June 1, 1993. Rules establishing capital adequacy standards for Mexican development banks became effective on October 1, 1994, pursuant to which such banks are required to maintain capitalization levels equal to at least 10% of their risk-weighted assets.

         The 1994-1995 peso devaluation and ensuing financial crisis created concerns about the stability of the Mexican banking system. The devaluation, higher domestic interest rates and contraction in real GDP combined to weaken the quality of the assets of Mexican banks, caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.

         The weakening of the banking system prompted the Government to enact policies aimed at increasing the capitalization of Mexican banks. New reserve requirements were introduced by Banco de México to facilitate the regulation of liquidity. Pursuant to these requirements, which took effect on March 11, 1995, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México’s daily net extension of credit. In addition, effective January 1, 1997, Banking Circular 1343 issued by the CNBV adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.

         In response to the 1994-95 financial crisis, the Government took a number of other steps to support the banking system, including:

•	The establishment of the Temporary Capitalization Program, or “PROCAPTE,” a voluntary program to assist viable but undercapitalized banks, under which the Banking Fund for the Protection of Savings, or “FOBAPROA,” advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. In March 1995, five commercial banks obtained support through PROCAPTE. By May 1995, the value of bonds issued through PROCAPTE reached Ps.7,008 million. In February of 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.

•	Through FOBAPROA, the Government made foreign exchange available through a foreign exchange credit window to help banks meet dollar liquidity needs. Outstanding drawings under this program reached their highest point of U.S. $3.8 billion in April 1995, and were completely repaid by August 31, 1995. No such drawings were made after that date.

•	Mexican law was amended to broaden the scope for investment by foreign and Mexican investors in the equity of Mexican financial institutions.

•	The CNBV was, through amendment of the banking laws, granted enhanced powers of administrative and management intervention in financial holdings companies. The CNBV also increased its supervisory activities through closer and more frequent inspections and heightened reporting requirements.

•	Beginning in March 1995, the Government announced a series of debtor support programs designed to help financial institutions and their debtors restructure the large number of past-due loans caused by the financial crisis and the ensuing increase in domestic interest rates and economic recession. For a discussion of these programs, see “-Debtor Support Programs.”

•	In 1995 and 1996, the Ministry of Finance and Public Credit approved recapitalization plans for twelve of Mexico’s financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large amounts of the loan portfolios of the affected banks.

•	Beginning in 1994, the CNBV exercised its authority to intervene in the management of a number of Mexican financial institutions, including the Cremi/Union financial group in 1994, Grupo Financiero Asemex-Banpaís, S.A. de C.V. and its banking and insurance subsidiaries in 1995 and Banco Capital, S.A. and Banco del Sureste, S.A. in 1996.

         In 1998, the Mexican Government’s program to rescue troubled banks, which was first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the Bank Savings Protection Institute, or “IPAB,” which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms. IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits are being introduced gradually. By 2005, deposit insurance will be limited to 400,000 Unidades de Inversión (“UDIs”, units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. At October 9, 2002, one UDI was worth Ps. 3.1761.

         The Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At June 30, 2002, IPAB’s debt totaled Ps.810.9 billion.

         In addition to Mexico’s auctions of debt securities in the domestic market, IPAB announced on January 6, 2000, that it planned to sell peso-denominated debt securities in Mexico. On March 1, 2000, IPAB conducted its first offering of peso-denominated debt securities, placing Ps.1.0 billion of three-year Savings Protection Bonds. These Savings Protection Bonds pay interest monthly at a rate (reset monthly) equal to the higher of the 28-day Cetes rate or the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB is using the proceeds of these sales to service its maturing obligations, to improve the maturity profile of its indebtedness and to reduce its financing costs. IPAB’s securities are sold through auctions conducted by Banco de México.

         In addition to its other activities, IPAB is now in the process of disposing of the loan portfolios and other assets acquired by FOBAPROA during the 1994-96 period. Significant transactions include the following:

•	In October 1999, Banco Mercantil del Norte, S.A., (“Banorte”), won the bidding to administer, for a period of four years, part of the loan portfolio of Banca Serfin, S.A. IPAB took control of Serfin in July 1999, but the loans sold were assumed by IPAB’s predecessor, FOBAPROA, between June 1995 and January 1997. Banorte bid Ps.2,582 million for the administrative and collection rights to the portfolio, which consisted of Ps.25 billion face value of non-performing loans. The proceeds of the sale are being applied to IPAB’s liabilities.

•	In November 1999, a consortium of financial institutions led by Goldman, Sachs & Co. won the bidding to administer and collect, for a period of four years, part of the loan portfolio of Banco Union, S.A. The consortium bid Ps.842.6 million for the administrative and collection rights to the portfolio, which consisted of Ps.7,639 million face value of non-performing loans. In addition to the proceeds of the sale, IPAB will receive a portion of the loan repayments collected by the consortium.

•	In March 2000, Firstcity Commercial Corporation won the bidding to acquire part of the loan portfolio of Banco Santander Mexicano. Firstcity Commercial Corporation submitted a bid of Ps.1,431.8 million for the loan portfolio, which bears a principal amount of Ps.6,943 million.

•	On March 9, 2000, IPAB announced that Deutsche Bank, in association with JE Robert, signed a contract with BanCrecer, S.A. (“BanCrecer”), to administer and collect part of the loan portfolio of BanCrecer. IPAB had taken control of BanCrecer in November 1999. Fénix Administración de Activos, a subsidiary of Deutsche Bank and JE Robert, will assume the administration of the portfolio for a period of four years. BanCrecer’s portfolio is valued at Ps.51,416 million.

•	In May 2000, Grupo Financiero Santander Mexicano won the bidding to acquire 100% of the stock of Grupo Financiero Serfin, S.A. Grupo Financiero Santander Mexicano bid Ps.14,650 million, representing 159% of Grupo Financiero Serfin, S.A.’s book value at March 31, 2000.

•	In August 2000, Grupo Financiero Bancomer acquired 100% of the stock of Banca Promex for Ps.562.2 million, representing the value of Banca Promex’s capital, plus a premium payment of Ps.1,424.3 million and 145,775,000 shares of Grupo Financiero Bancomer’s Series O stock. The total purchase price represented approximately 500% of the value of Banca Promex’s stock at June 30, 2000.

•	Grupo Financiero Inverlat (“GFI”) was recapitalized on November 30, 2000 through the acquisition by The Bank of Nova Scotia (“Scotiabank”) of 55% of GFI’s capital stock. In that transaction, IPAB received Ps.1,836 million plus an additional U.S. $40 million from Scotiabank for a 45% interest in GFI, which, in addition to a 10% interest already held by Scotiabank, resulted in Scotiabank controlling 55% of the outstanding capital stock of GFI. IPAB still retains a 36% interest in GFI, which it intends to sell by the end of 2003. The remaining 9% of the capital stock of GFI is to be distributed among the eligible original shareholders of GFI. In addition to the proceeds from the GFI transaction, from January through September 2000, IPAB received Ps.1,460 million from GFI’s loan recoveries and asset sales.

•	In June 2001, IPAB announced that Firstcity Commercial was the winning bidder in the auction to acquire three bundles of commercial and industrial loans of Banco Santander Mexicano. Firstcity Commercial submitted a bid of Ps.474 million for the loan portfolio, which has a face value of Ps.3,075 million.

•	In September 2001, IPAB transferred 100% of the shares of BanCrecer to Banco Mercantil del Norte, S.A. (“Banorte”). Banorte had bid Ps.1,650 million for the shares. Once the shares have been transferred to Banorte, IPAB will receive proceeds from the sale of loan portfolios and assets as well as the collection rights to the administered portfolios. The net value of the assets to be transferred is expected to reach approximately Ps.2,500 million.

•	In October 2001, IPAB announced the sale of a bundle of commercial and industrial loans of BanCrecer and its trust division, for which IPAB was offered Ps.198 million at auction. The net proceeds from this transaction represent 16% of the portfolio’s face value of Ps.1,239 million.

•	In December 2001, IPAB announced the sale, directly and through its trust division, of commercial and industrial property loans of BanCrecer. GMAC Commercial Mortgage submitted a bid of just over Ps.179 million for the portfolio. 236 loans comprised the portfolio, and the proceeds from the transaction represent 14.01% of the portfolio’s face value at July 31, 2001 of Ps.1,278 million.

         The Ministry of Finance and Public Credit issued new rules governing the capitalization requirements of Mexican commercial banks effective January 1, 2000. These rules require Mexican commercial banks to:

•	gradually reduce to 20% the amount of deferred taxes arising from fiscal losses that may be included as Tier 1 capital by January 1, 2003;

•	include all new issuances of subordinated convertible debt as Tier 2 capital. Outstanding subordinated mandatorily convertible debt, subject to current limitations, will remain as Tier 1 capital until its maturity or conversion;

•	gradually remove investments in non-financial companies and companies whose shares are not traded on the Mexican Stock Exchange from Tier 1 capital by January 1, 2003, except where those investments result from the capitalization of restructured loans; and

•	remove from Tier 2 capital certain specific assets, including credit card debt, mortgages and commercial loans, and establish general loan loss reserves for these types of assets.

         The new rules also allow Mexican commercial banks, as part of a capitalization program, to issue cumulative and noncumulative subordinated debt securities through a special purpose vehicle, providing them with a new financing alternative in international markets. These new instruments will have a minimum maturity of 10 years, will be unsecured and deeply subordinated and will provide for the deferral (cumulative) or cancellation (noncumulative) of interest payments in certain circumstances and payment of the face value at the maturity date. Subject to limitations, noncumulative instruments may be included as Tier 1 capital.

         During the second half of 2000, the Government continued to establish rules and criteria for the regulation of banking institutions in accordance with accepted international practices. In September 2000, the Government issued new rules for classifying the quality of loan portfolios of commercial banking institutions. At the same time, the rules governing the capitalization requirements of commercial banks were modified. In October 2000, the Government announced new rules for classifying the credit portfolios of developments banks as well as new capitalization requirements for development banks.

         The new rules require development banks to:

•	maintain a minimum net capital that reflects the market and credit risks of their operations;

•	gather the information necessary to grant or restructure various types of credit, both guaranteed and non-guaranteed;

•	maintain adequate records, implement procedures by which to verify recorded information, and make such records available to certain identified creditors;

•	establish procedures by which to manage risk and perform their credit activity; and

•	implement a system of internal controls on operations.

         At December 31, 2001, calculated in accordance with the accounting criteria applicable to credit institutions since the beginning of 1997, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps.47,150 million, as compared with Ps.54,700 million at December 31, 2000. This decline was primarily due to write-offs and recoveries made by some banks. On the other hand, the total loan portfolio of the banking system decreased by 1.2% in real terms during the last quarter of 2001. As a consequence, the past-due loans ratio of commercial banks was 5.1% at December 31, 2001, as compared with 5.8% at December 31, 2000. Loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps.58,377 million at December 31, 2001, as compared with Ps.63,117 million at December 31, 2000. At this level, commercial banks had reserves covering 123.8% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

         At the end of June 2002, and as reported in accordance with the accounting criteria applicable to credit institutions since the beginning of 1997, the total amount of past-due loans of commercial banks (excluding banks under Mexican Government intervention and those in special situations) was Ps.47,925 million, as compared with Ps.47,150 million at December 31, 2001. This increasing trend was primarily due to the raises in commercial past-due loans registered by some banks. The total loan portfolio of the banking system decreased by 1.1% in real terms during the first half of 2002. This decrease was the result of reductions observed in mortgage loans as well as loans to the Government and IPAB. The past-due loan ratio of commercial banks was 5.1 % at June 30, 2002, as compared with 5.0% at December 31, 2001. The amount of loan loss reserves created by commercial banks (excluding banks under Mexican Government intervention and those in special situations) totaled Ps.64,120 million at the end of June 2002, as compared with Ps.58,377 million at December 31, 2001 and Ps.63,117 million at December 31, 2000. At this level, commercial banks have reserves covering 133.8% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

         On June 1, 2001, the Organic Law of the Banco Nacional del Ahorro y Servicios Financieros (National Saving and Financial Services Bank) became effective. This law seeks to improve and strengthen the institutional framework for popular savings and to incorporate more people into the formal financial system by creating a National Savings and Financial Services Bank. The purpose of the law is to:

•	provide savings and lending services to people who do not have access to traditional financial institutions; and

•	create a financial culture among low-income sectors.

         On June 4, 2001, the Mutual and Investment Funds Law went into effect. The reform aims to develop financial intermediaries other than banks, thus allowing retail investors to participate in a more transparent and liquid securities market. The goals of the reform are to:

•	introduce the concept of investment fund distributors; and

•	avoid conflicts of interest between investment funds and operating companies by (1) requiring that one third of the members of the board of each investment fund be independent and (2) precluding brokerage houses and banks from acting directly as operating companies.

Debtor Support Programs

         On March 30, 1995, the Government announced a debt restructuring program covering five types of past-due loans: small- and medium-size business loans, mortgage loans, certain debt of states and municipalities, foreign-currency denominated loans and four categories of debt owed to development banks. Restructured loans were converted into UDIs. UDI loans were designed to mitigate the short-term effect of inflation on borrowers and improve the asset quality of banks, although banks retained the payment risk associated with restructured loans. Under an UDI-based loan, the borrower’s nominal peso principal balance is converted to an UDI principal balance and interest on the loan is calculated on the outstanding UDI balance of the loan. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIs at the stated value of UDIs on the day of payment.

         UDI loans have been made by special trusts set up by commercial banks for this purpose and were funded through long-term UDI bonds purchased by the Government through Banco de México. The outflow of money to commercial banks was in turn neutralized by the purchase by such banks of Government bonds. In 1999, the Government estimated that the aggregate cost to it of the UDI program (in present value terms) would be Ps.33.6 billion (0.9% of 1998 GDP).

         On August 23, 1995, the Government announced the Acuerdo de Apoyo Inmediato a los Deudores de la Banca (Accord for the Immediate Support of Bank Debtors), a debt restructuring program designed to help borrowers restructure their payment obligations under certain loans at subsidized interest rates. This program covered four types of peso- or UDI-denominated bank loans: credit card loans, personal and consumer loans, business loans (particularly loans to small- and medium-sized businesses) and mortgage loans. Pursuant to this program, most borrowers with existing loans in good standing could benefit from the subsidized interest rates for a period of 13 to 18 months beginning in September 1995. In 1999, the Government estimated that the aggregate cost to it of this program (in present value terms) would be approximately Ps.6.0 billion (0.2% of 1998 GDP).

         On May 16, 1996, the Government announced an additional debt restructuring program for the benefit of mortgage loan debtors. This program increased the size of the August 1995 program for mortgage loans from UDI 43 billion to UDI 100 billion and covered loans restructured through September 30, 1996. In 1999, the Government estimated that the net present value of the aggregate cost of this program would be approximately Ps.45.5 billion (1.2% of 1998 GDP).

         On July 23, 1996, the Government announced the Programa de Apoyo Financiero al Sector Agropecuario y Pesquero (Financial Support Program for the Agriculture and Fishing Sector), a debt restructuring program for borrowers in the agriculture and fishing sector. This program covered the total portfolio of loans granted by Mexican banks for agriculture and fishing purposes outstanding as of June 30, 1996, including dollar-denominated credits, provided that the loans were restructured by December 30, 1996. Under this program, holders of agricultural and fishing loans could elect to convert their loans into UDIs or restructure their debts under terms agreed with the respective banks and, in any case, banks would waive their rights to collect interest on late payments. The costs of the reductions in outstanding principal amounts of restructured loans were absorbed principally by the banks unless they granted new credits to the agriculture and fishing sector, in which case the Government absorbed a larger share of such costs. In 1999, the Government estimated that the net present value of the aggregate cost of the agricultural and fishing sector support program would be approximately Ps.18.6 billion (0.5% of 1998 GDP).

         On August 16, 1996, the Government announced the Acuerdo de Apoyo Financiero y Fomento a la Micro, Pequeña y Mediana Empresa (Agreement of Financial Support and Development for Micro-, Small- and Medium-Size Firms), which became effective on October 1, 1996. This program was intended to benefit 97.8% of the businesses with indebtedness of up to Ps.6 million. Borrowers from commercial or development banks whose loans were made before July 31, 1996 could benefit from this program, as could borrowers of loans granted by commercial banks and non-bank financial intermediaries with resources obtained from development banks and Government trusts. Debtors that were past due in their credits were entitled to restructure their debt from October 1, 1996 until January 31, 1997. In 1999, the Government estimated that the net present value of the aggregate cost of this program would be approximately Ps.9.1 billion (0.2% of 1998 GDP). The banking system will absorb a similar amount.

         As part of the 1998 banking reforms discussed above, the Mexican Government and Mexican commercial banks launched a final program to assist mortgage loan debtors, borrowers in the agricultural and fishing sector and small- and medium-size corporate debtors. This program, which went into effect on January 1, 1999, applied to loans denominated in UDIs or in pesos and is funded in part by the Government and in part by Mexican commercial banks. The program benefited mortgage debtors whose loans were made before April 30, 1996, borrowers in the agricultural and fishing sector whose loans were made before June 30, 1996 and small- and medium-size corporate debtors whose loans were made before July 31, 1996, but applied only to those loans that were restructured by September 30, 1999, either under bank programs or the economic development trusts formed by the Government. In 1998, the Government estimated that the net present value of the aggregate cost of this program would be approximately Ps.41 billion, of which approximately Ps.31 billion will be paid by the Government and Ps.10 billion by the commercial banks.

Recent Commercial Legislation

         On April 27, 2000, the Mexican Congress passed into law the Commercial Reorganization and Bankruptcy Act, a new framework for business reorganizations and for bankruptcy proceedings, which is intended to result in greater legal certainty and swifter case resolution for debtors and creditors involved in the insolvency process. The new law replaces one that had been in place since 1943. Among its provisions, the new law limits the period of time during which insolvent debtors may reach a reorganization agreement with their creditors before a liquidation of the debtor is imposed. The new law also establishes a Federal Institute of Reorganization and Bankruptcy Specialists, which is intended to coordinate the provision of certain technical support in reorganization cases and to ensure that the professionals assigned to provide such support meet certain ethical and professional requirements.

         On April 30, 2000, the Mexican Congress passed into law the Miscellany of Secured Lending, which amends the Commerce Code, the General Law of Negotiable Instruments and Credit Transactions and the Banking Law. The new law is intended to promote the availability of credit to small- and medium-size businesses by allowing a wider range of assets which may be used as collateral for new borrowing. It recognizes two new types of security interests, a pledge while the borrower retains possession of the collateral and a collateral trust where a trustee holds the collateral for the benefit of the lender. Under the new law, if a debtor defaults on its obligation to a creditor who holds either type of security interest, the obligation may be satisfied by the transfer of the collateral to the creditor. In such a case, if the value of the collateral exceeds the value of the obligation, the creditor will be obligated to compensate the debtor for the difference. The new law also provides for an expedited procedure for creditors to execute judgments against security interests.

Credit Allocation by Sector

         The following table shows the allocation by sector of credit extended by commercial and development banks at each of the dates indicated.

Credit Allocation by Sector(1)

	December 31,

	1997			1998			1999			2000			2001(2)

	(in billions of pesos and % of total)
Agriculture, mining, forestry and fishing	Ps.	76.7	6%	Ps.	66.2	4%	Ps.	64.2	5%	Ps.	59.8	4%	Ps.	54.5	4%

Energy		10.2	1		13.6	1		10.2	1		16.9	1		23.3	2

Industry		173.4	13		193.5	13		188.5	13		180.2	13		163.6	13

Services and other activities		235.5	18		269.0	18		352.7	25		367.8	27		396.0	31

Commerce		152.4	12		131.7	9		125.4	9		117.3	9		103.5	8

Government		241.7	19		305.0	20		315.1	22		289.9	22		255.0	20

Others		407.0	31		512.5	34		371.4	26		312.2	23		279.3	22

Total	Ps.	1,296.9	100%	Ps.	1,491.5	100%	Ps.	1,427.5	100%	Ps.	1,344.1	100%	Ps.	1,275.1	100%

Note:	Totals may differ due to rounding.
(1)	Includes commercial and development banks.

(2)	Preliminary.
Source:	Banco de México.

Insurance Companies and Auxiliary Credit Institutions

         The Insurance Company Law was amended in December 1999 in order to better regulate the provision of health insurance and managed health services. The amendments provide that insurance companies that wish to provide health services, such as medical care and hospitalization services, may do so only with the approval of the Ministry of Finance and Public Credit and may offer those services only through companies whose activities are limited to the provision of those services (including without limitation the ownership and operation of hospitals) and medical and health insurance. Under the amendments, any company providing health services must have:

•	segregated into separate companies its insurance activities (other than medical and health insurance activities) and its health and medical insurance and provision of health services activities;

•	formed a new company to which it has transferred its health services and related insurance activities;

•	disposed of its health services activities, by assigning its contracts to another institution that exclusively provides these services and which has already been approved by the Ministry of Finance and Public Credit; or

•	disposed of its insurance activities (other than medical and health insurance activities) in a transaction approved by the Ministry of Finance and Public Credit.

         Pursuant to amendments to the Insurance Company Law in 1995, foreign investors may purchase up to 49% of the capital stock of Mexican insurance companies. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the capital stock of a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue nonvoting or limited voting shares, as well as subordinated obligations. In addition, foreign insurance companies are now permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

         The Ley General de Organizaciones y Actividades Auxiliares del Crédito (Auxiliary Credit Organizations Law) was amended in 1993 to promote the growth of financial intermediaries and increase customer protection. Pursuant to the amended law:

•	no individual or entity is permitted to hold directly or indirectly more than 10% of the paid-in capital of financial intermediaries without the prior authorization of the Ministry of Finance and Public Credit;

•	auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital;

•	financial leasing companies are able to enforce judicially the repossession of goods leased in the event of a default by the lessee; and

•	the CNBV is entitled to prevent auxiliary credit institutions from using misleading documentation.

         Pursuant to amendments to the Auxiliary Credit Organizations Law in 1995, foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the shares representing capital stock of an auxiliary credit institution.

         In connection with the implementation of the North American Free Trade Agreement, amendments to several laws relating to financial services became effective on January 1, 1994, and implementing regulations were issued by the Ministry of Finance and Public Credit on April 20, 1994. Under the measures, non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities, including the provision of insurance, in Mexico.

The Securities Markets

         The Mexican Stock Exchange is Mexico’s only stock exchange and is located in Mexico City. The Mexican Stock Exchange is organized as a corporation with shares owned by 31 brokerage firms, each of which is authorized to trade on the exchange floor. Both debt and equity securities are traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.

         The Securities Market Law was amended in 1993 to include more flexible rules for the repurchase by Mexican companies of their own shares and new rules relating to privileged information. In addition, under these amendments, brokerage houses are authorized to act as trustees in transactions related to their trading activities, and the listing of foreign securities on the Mexican Stock Exchange is permitted upon the authorization of the Ministry of Finance and Public Credit, the National Banking and Securities Commission and Banco de México. The amendments also include the creation of an international quotation system. In addition, beginning in July 1994 foreign securities firms were permitted to establish representative offices in Mexico with the prior approval of the Ministry of Finance and Public Credit. As of December 31, 2001, the Ministry of Finance and Public Credit had authorized seven foreign securities firms to establish representative offices.

         Effective June 1, 2001, the Securities Market Law was amended to promote the securities market by making it more transparent, liquid and efficient and to include stricter corporate governance rules, which are intended to strengthen the rights of minority shareholders of public companies and brokerage houses, among other things. The amendments require issuers of securities to appoint an audit committee of the board which will have full access to the issuer’s information, appoint independent board members and limit the amount of non-voting and voting-restricted stock they issue. In addition, the reforms introduce provisions that are intended to regulate the duties of board members and the legal responsibility of board members when acting in violation of such duties. The amendments also broaden the scope of insider trading provisions and introduce more severe penalties for insider trading violations.

         In conjunction with the 1995 and 1998 amendments to the Banking Law, certain restrictions on the shareholding structure of securities firms were relaxed. These restrictions mirror those that apply to Mexican commercial banks. See “—Banking System” for a discussion of the current shareholding structure and foreign ownership restrictions.

         The market capitalization of the Mexican Stock Exchange was U.S. $126.6 billion at the end of 2001, representing an 0.7% increase in dollar terms from its year-end 2000 level. The value of transactions on the Mexican Stock Exchange reached U.S. $72.6 billion in 2001, 38.5% more than in 2000. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 1.1% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 98.9% of transactions.

         The Mexican Stock Exchange publishes a market index (the “Stock Market Index”) based on a group of the 35 most actively traded shares. At December 31, 2001, the Stock Market Index stood at 6,372.28 points, representing a 12.7% increase in nominal peso terms and 8.0% increase in real peso terms from the level at December 31, 2000.

         At August 30, 2002, the Stock Market Index stood at 6,216.43 points, representing a 2.4% decrease in nominal peso terms and a 5.6% decrease in real peso terms from the level at December 31, 2001.

         The following graph charts the Stock Market Index for the periods indicated.

Source: Mexican Stock Exchange

EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

         The import substitution economic development model that Mexico adopted in the 1940s to promote industrialization through protection of local industries, and which in its latter stages was financed by the expansion of oil exports and debt accumulation, gave way in the late 1980s to a more outward-looking approach concentrating on export-led growth.

         To foster non-oil exports, the Government has promoted a comprehensive set of trade, fiscal, financial and promotional measures designed to create a macroeconomic environment in which exports will be more competitive. The Government’s decision to join the General Agreement on Trade and Tariffs in 1986 resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. A five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Average tariff rates declined from 22.6% in 1986 to 13.1% in 1992. By 2000, approximately 99.4% of tariff items and 94.5% of imports by value were exempt from import permits and other non-tariff barriers.

         The following table provides information about the value of Mexico’s merchandise imports and exports (excluding tourism) for the periods indicated.

Exports and Imports(1)

						First half
	1997	1998	1999	2000	2001(2)	2002(2)

	(in millions of dollars, except average price of Mexican oil mix)
Merchandise exports (f.o.b.)

Oil and oil products	$11,323	$7,134	$9,928	$16,383	$12,799	$6,492

Crude oil	10,334	6,368	8,859	14,887	11,591	5,868

Other	989	766	1,069	1,496	1,208	624

Non-oil products	99,108	110,325	126,463	150,072	145,644	71,686

Agricultural	3,828	3,797	3,926	4,217	3,903	2,465

Mining	478	466	453	521	389	186

Manufactured goods	94,802	106,062	122,085	145,334	141,353	69,035

In-bond industry	45,166	53,083	63,854	79,467	76,881	37,723

Other	49,637	52,979	58,231	65,867	64,472	31,312

Total merchandise exports	110,432	117,460	136,391	166,455	158,443	78,178

Merchandise imports (f.o.b.) Consumer goods	9,326	11,109	12,175	16,691	19,752	9,672

Intermediate goods	85,366	96,935	109,270	133,637	126,149	61,277

In-bond industry	36,332	42,557	50,409	61,709	57,599	28,470

Other	49,034	54,379	58,860	71,929	68,550	32,807

Capital goods	15,116	17,329	20,530	24,130	22,496	10,421

Total merchandise imports	109,808	125,373	141,975	174,458	168,397	81,369

Trade balance	$624	$(7,914)	$(5,584)	$(8,003)	$(9,954)	$(3,191)

Average price of Mexican oil mix(3)	$16.46	$10.17	$15.62	$24.62	$18.57	$19.79

Note:	Totals may differ due to rounding.

(1)	Includes exports and imports of in-bond industry.

(2)	Preliminary.

(3)	Weighted average price (in dollars per barrel) of the Mexican oil mix.

Source:	Banco de México.

         As a result of the export promotion strategy referred to above, non-oil exports have increased nearly twenty-fold since 1982, reaching U.S. $145.6 billion (or 91.9% of total merchandise exports including in-bond industries) in 2001. During the period from 1997 through 2001, non-oil exports, including in-bond industries, grew at a compound annual rate of 10.1%.

         Over the last several years, the composition of Mexico’s non-oil exports has also changed. In 2001, U.S. $141.4 billion (or 97.1%) of Mexico’s non-oil exports (including in-bond industry) were represented by manufactured goods, as compared with U.S. $5.8 billion (or 77.1%) in 1982. Exports of transport vehicles, equipment, machinery and metallic goods increased from approximately 27.0% of total manufactured exports (excluding in-bond industry) in 1982 to approximately 67.0% in 2001.

         In 2000, the trade balance registered a deficit of U.S. $8.0 billion, 43.3% higher than the deficit registered in 1999. The increase in the trade deficit was largely attributable to increased domestic demand, as total merchandise imports grew 22.9% from U.S. $141,975 million to U.S. $174,458 million in 2000. The effect of the increased demand on the trade deficit was mitigated by the 22.0% increase in total merchandise exports, which in turn was partially attributable to elevated crude oil prices. During 2000, petroleum exports increased by 65.0% and non-petroleum exports increased by 18.7%, in each case as compared with 1999. Exports of manufactured goods increased by 19.0% from 1999 to 2000. Imports of intermediate goods increased by 22.3%, imports of capital goods increased by 17.5% and imports of consumer goods increased by 37.1%, each as compared to 1999.

         In 2001, Mexico registered a trade deficit of U.S. $10.0 billion, 24.4% greater than the deficit registered in 2000. Mexican exports decreased by 4.8% in 2001, to U.S. $158.4 billion, mainly due to the slowdown in growth in the United States, its principal trading partner, and a 24.6% decrease in the weighted average price per barrel of Mexican crude oil exports. Petroleum exports decreased by 21.9% in 2001, non-petroleum exports decreased by 3.0% and exports of manufactured goods decreased by 2.7%, in each case as compared with 2000. Imports decreased by 3.5% in 2001 as compared with 2000, to U.S. $168.4 billion, largely due to decreased levels of internal production and demand, as reflected in the 0.3% contraction in real GDP during 2000, as well as a decrease in exports of manufactured goods utilizing imported intermediate goods. Imports of capital goods fell by 6.8%, largely due to decreased levels of private investment.

         Imports of intermediate goods decreased by 5.6%, imports of capital goods decreased by 6.8% and imports of consumer goods increased by 18.3% in 2001, each as compared with 2000.

         During the first six months of 2002, Mexico registered a trade deficit of U.S. $3,191 million, as compared with a trade deficit of U.S. $3,968 million for the same period of 2001. Merchandise exports decreased by 2.8% during the first six months of 2002, to U.S. $78,178 million, as compared with U.S. $80,417 million in the first six months of 2001. During the first six months of 2002, petroleum exports decreased by 6.4% and non-petroleum exports decreased by 2.4%, in each case as compared with the same period of 2001. Exports of manufactured goods, which represented 88.3% of total merchandise exports, decreased by 2.4% during the first six months of 2002, as compared with the same period of 2001. Total imports were U.S. $81,369 million during the first six months of 2002, a 3.6% decrease as compared with the same period of 2001. Imports of intermediate goods decreased by 3.9%, imports of capital goods decreased by 8.0% and imports of consumer goods increased by 4.1% during the first six months of 2002, each as compared with the first six months of 2001.

Geographic Distribution of Trade

         The United States is Mexico’s most important trading partner. In 2001, trade with the United States accounted for approximately 88.5% of Mexico’s total exports and 67.5% of Mexico’s total imports.

         The following table shows the distribution of Mexico’s external trade for the periods indicated:

Distribution of Trade(1)

	1997	1998	1999	2000	2001(2)

Exports (f.o.b.):

U.S.A.	85.6%	87.8%	88.3%	88.7%	88.5%

Canada	2.0	1.3	1.8	2.0	1.9

EU	3.6	3.3	3.8	3.4	3.4

Of which:

Spain	0.9	0.6	0.6	0.9	0.8

U.K.	0.6	0.6	0.6	0.5	0.4

Germany	0.7	1.0	1.5	0.9	0.9

France	0.4	0.3	0.2	0.2	0.2

Japan	1.0	0.7	0.6	0.6	0.4

Others	7.8	6.9	5.6	5.3	5.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (f.o.b.):

U.S.A.	74.8%	74.4%	74.2%	73.1%	67.5%

Canada	1.8	1.8	2.1	2.3	2.5

EU	8.5	8.8	9.0	8.6	9.7

Of which:

Spain	0.9	1.0	1.0	0.8	1.1

U.K.	0.8	0.8	0.8	0.6	0.8

Germany	3.6	3.6	3.5	3.3	3.6

France	1.1	1.1	1.0	0.8	0.9

Japan	3.9	3.6	3.6	3.7	4.8

Others	11.0	11.4	11.2	12.3	15.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Totals may differ due to rounding.

(1)	Includes in-bond industry on a gross basis.

(2)	Preliminary.

Source:	National Institute of Statistics, Geography and Informatics.

         On December 17, 1992, the North American Free Trade Agreement, known as the NAFTA, was signed by the Presidents of Mexico and the United States and by the Prime Minister of Canada. On January 1, 1994, following approval by the legislative branches of all three countries, the NAFTA entered into force. Mexico, the United States and Canada also negotiated and entered into supplemental accords to the NAFTA on labor and environmental issues, as well as separate understandings on emergency actions in response to import surges and the funding of environmental infrastructure projects in the Mexico-U.S. border region. In addition, different combinations of the three countries have also reached understandings, or have agreed to pursue further discussions, on various specific issues.

         The NAFTA:

•	removes most customs duties imposed on goods traded among Mexico, the United States and Canada;

•	removes or relaxes many investment restrictions, including restrictions on foreign investment in banking, insurance and other financial service activities;

•	liberalizes trade in services and provides for protection of intellectual property rights;

•	provides a specialized means for resolution of trade disputes arising under the NAFTA; and

•	promotes trilateral, regional and multilateral cooperation.

         Mexico has enacted laws and promulgated regulations to implement the NAFTA and intends to continue this process. Certain provisions of the NAFTA are being phased in over a period of years. It is anticipated over the long term that the NAFTA will have a favorable effect on employment, wages and economic growth in Mexico by providing improved and more predictable access of Mexican exports to U.S. and Canadian markets. On the other hand, Mexican producers and service providers are subject to increased foreign competition as tariffs and other restrictions which provided a measure of protection for certain industries from foreign competition are reduced. This increased competition, the effects of which have already been felt in many segments of the Mexican economy after Mexico’s entry into the General Agreement on Trade and Tariffs in 1986, contributed to increased unemployment in Mexico in the short term, but has led to favorable changes in the composition of Mexican economic activity.

         Since the NAFTA entered into force in 1994, trade between Mexico, the United States and Canada increased each year between 1994 and 2000.

         A free trade agreement between Mexico and Chile went into effect on January 1, 1992. A free trade agreement with Colombia and Venezuela and a similar agreement with Bolivia entered into force on January 1, 1995. In 1992, Mexico signed a framework free trade agreement with Costa Rica, El Salvador, Honduras, Guatemala and Nicaragua as a step towards establishing a free-trade area by the end of 1997. Mexico entered into a free trade agreement with Costa Rica in April 1994 and with Nicaragua in July 1998. Mexico is currently negotiating a free trade agreement with Panama. On November 18, 1993, Mexico was admitted as a member of the Asian Pacific Economic Cooperation Association. Mexico became a member of the World Trade Organization on January 1, 1995, the date the World Trade Organization superseded the General Agreement on Trade and Tariffs.

         In February 2000, Mexico and Israel signed a free trade agreement, which took effect on July 1, 2000. The agreement covers tariffs on industrial and agricultural products exported by Mexico to Israel and on agricultural technology, medical and agricultural equipment and agricultural products exported by Israel to Mexico. In March 2000, Mexico and the European Union signed a free trade agreement, which took effect on July 1, 2000. The agreement covers industrial tariffs, agricultural goods, services, public procurement, rules of competition and investment, intellectual property, rules of origin and dispute resolution. In June 2000, Mexico signed a free trade agreement with Guatemala, Honduras and El Salvador, which took effect on January 1, 2001. The agreement covers tariffs on industrial and agricultural products traded among the four countries, as well as rules governing the export and import of services among the four countries.

         The Ley de Comercio Exterior (Foreign Trade Law) was approved by the Mexican Congress on July 13, 1993 to replace and consolidate certain earlier statutes addressing the same topics and to clarify the division of responsibilities between the customs authorities and the foreign trade authorities. The Foreign Trade Law grants broad powers to the President to establish import and export duties and other restrictions. Under the law the Ministry of Economy is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties. The Foreign Trade Law created the Foreign Trade Commission, an agency now within the Ministry of Economy, to administer these procedures. In addition, the Foreign Trade Law specifically defines and regulates unfair trade practices, making Mexico’s regulatory framework more consistent with current international practices and standards. The Foreign Trade Law was drafted in response to the increasing importance of international trade in the Mexican economy and the increasing number of international trade agreements to which Mexico has become a party.

In-bond Industry

         Mexico’s maquiladora or in-bond industry imports components and raw materials without duty and exports finished products with the manufacturer paying tariffs only on the value added in Mexico. Initially established along the border with the United States, in-bond plants are now being established in other regions of the country, where they have access to a larger and more diverse labor pool and are able to take greater advantage of inputs available from Mexican suppliers. Although in 1982 only 71 in-bond plants were in non-border regions, by 2001 that number had increased to 914. More than half of the value added by in-bond industry is in the production of auto parts, transportation equipment and electronic products.

         At December 31, 2001, the number of in-bond plants totaled 3,450, down from 3,703 at December 31, 2000. As of December 31, 2001, in-bond plants employed approximately 1,081,526 workers, down from 1,307,982 at December 31, 2000. These decreases are largely attributable to increasing wages, which makes production in Mexico more expensive, as well as the slowdown in the U.S. economy. Nevertheless, net revenues from maquiladora operations in 2001 totaled U.S. $19,282.4 million, an increase of 8.6% as compared with 2000.

Balance of International Payments

         Since 1988, Mexico has registered deficits in its current account, due primarily to increases in imports by the private sector and the Government’s trade liberalization policies. Mexico’s current account registered a deficit of U.S. $13,999 million in 1999, U.S. $2,091 million less than the current account deficit in 1998. The decrease in the current account deficit in 1999 was primarily attributable to a 29.4% reduction in the trade deficit, from U.S. $7,914 million in 1998 to U.S. $5,584 million in 1999. The capital account registered a surplus of U.S. $13,416 million in 1999, U.S. $4,236 million less than the surplus registered in 1998. Direct foreign investment during 1999 totaled U.S. $12,703 million, an increase of U.S. $1,101 million over 1998. Portfolio investment during 1999 registered an inflow of U.S. $12,005 million, as compared with an outflow of U.S. $579 million in 1998.

         According to preliminary figures, during 2000, Mexico’s current account registered a deficit of 3.1% of GDP or U.S. $18,111 million, U.S. $4,112 million more than the current account deficit in 1999. The capital account surplus for 2000 totaled U.S. $17,786 million, as compared with a surplus of U.S. $13,416 million during 1999. During 2000, direct foreign investment totaled U.S. $14,911 million and portfolio investment (including securities placed abroad) registered a negative balance (i.e., a net outflow) of U.S. $436 million, as compared to net inflows of U.S. $12,703 million of direct foreign investment and U.S. $12,005 million of portfolio investment in 1999.

         According to preliminary figures, during 2001, Mexico’s current account registered a deficit of U.S. $17,915 million, or 2.9% of GDP, U.S. $196 million less than the current account deficit registered in 2000. The capital account registered a surplus of U.S. $24,173 million in 2001, as compared with a surplus of U.S. $17,786 million in 2000. The increase was principally due to an inflow of long-term external resources, such as foreign direct investment flows. In addition, there was an inflow of resources resulting from the reduction of assets held abroad by Mexican residents. At the same time, there was a modest inflow of foreign portfolio investment in equity securities and significant reductions in indebtedness of the public sector and Banco de México. Total foreign investment in Mexico reached U.S. $28,636 million in 2001, as a result of an inflow of U.S. $24,731 million in direct foreign investment and an inflow of U.S. $3,882 million of net foreign portfolio investment.

         According to preliminary figures, during the first half of 2002, Mexico’s current account registered a deficit of 2.1% of GDP, or U.S. $6,804 million. The capital account surplus for the first half of 2002 totaled U.S. $8,740 million. During the first half of 2002, direct foreign investment totaled U.S. $6,134 million and portfolio investment (including securities placed abroad) registered an outflow of U.S. $835 million.

         The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

						First half of
	1997	1998	1999	2000(1)	2001(1)	2002(1)

	(in millions of dollars)
I. Current Account(2)	$(7,448)	$(16,090)	$(13,999)	$(18,111)	$(17,915)	$(6,804)

Credits	131,535	140,069	158,940	193,281	185,602	91,811

Merchandise exports (f.o.b.)	110,432	117,460	136,391	166,455	158,443	78,178

Non-factor services	11,270	11,523	11,692	13,712	12,660	6,558

Tourism	7,593	7,493	7,223	8,294	8,401	4,559

Others	3,678	4,030	4,469	5,418	4,260	2,000

Factor Services	4,560	5,047	4,517	6,091	5,139	2,080

Interest	3,750	4,034	3,736	5,025	4,075	1,452

Others	811	1,013	781	1,066	1,064	627

Transfers	5,273	6,040	6,340	7,023	9,360	4,996

Debits	138,983	156,159	172,939	211,392	203,516	98,615

Merchandise imports (f.o.b.)	109,808	125,373	141,975	174,458	168,397	81,369

Non-factor services	11,800	12,428	13,491	16,036	16,218	8,271

Insurance and freight	3,312	3,699	4,109	5,006	4,643	2,089

Tourism	3,892	4,209	4,541	5,499	5,702	2,960

Others	4,596	4,519	4,840	5,530	5,873	3,222

Factor services	17,350	18,331	17,447	20,869	18,880	8,956

Interest	12,436	12,500	12,946	13,722	12,748	6,041

Others	4,914	5,831	4,501	7,148	6,132	2,915

Transfers	26	27	27	30	22	18

II. Capital Account	15,763	17,652	13,416	17,786	24,173	8,740

Liabilities	9,047	17,221	17,420	10,687	27,612	2,007

Loans and deposits	(8,820)	6,197	(7,287)	(3,788)	(1,024)	(3,292)

Development banks	(1,021)	240	(765)	920	(1,289)	(563)

Commercial banks	(1,978)	(143)	(1,546)	(1,803)	(2,861)	(2,018)

Banco de México	(3,487)	(1,072)	(3,685)	(4,286)	0	0

Non-financial public sector	(5,036)	1,270	(4,027)	(3,528)	(1,228)	(1,472)

Non-financial private sector	2,702	5,902	2,737	4,908	4,353	761

Foreign investment	17,867	11,023	24,707	14,475	28,636	5,299

Direct	12,830	11,602	12,703	14,911	24,754	6,134

Portfolio	5,037	(579)	12,005	(436)	3,882	(835)

Equity Securities	3,215	(666)	3,769	447	151	1,280

Debt securities in pesos	585	214	(917)	(46)	941	(228)

Public sector	490	290	(942)	(25)	941	(228)

Private sector	95	(76)	25	(21)	0	0

Debt securities in foreign currency	1,237	(128)	9,153	(837)	2,790	(1,888)

Public sector	(1,659)	198	4,725	(4,151)	1,274	(2,561)

Private sector	2,896	(326)	4,427	3,314	1,516	673

Assets	6,716	432	(4,005)	7,099	(3,439)	6,733

III. Errors and Omissions	2,197	576	1,176	3,150	1,067	(102)

IV. Change in net international reserves(3)	10,494	2,137	594	2,822	7,325	1,843

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include in-bond industry.

(3)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver as well as adjustments in their value are not reflected in items I, II and III.

Source:	Banco de México.

         Since 1996, the Government has established quarterly targets for the expansion of net domestic credit. In addition, the definition of “net domestic credit” has been changed to be more consistent with international standards. “Net domestic credit” is now defined as the variation of the monetary base (currency in circulation plus bank deposits at the central bank) less the variation of Banco de México’s “net international assets.” “Net international assets” is defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

         In August 1996, the Foreign Exchange Commission, comprised of members of the Ministry of Finance and Banco de México, announced a plan to increase Mexico’s reserves by conducing monthly auctions of options to sell U.S. dollars to Banco de México. The auctions took place among commercial banks, which could assign their rights arising therefrom.

         The auctions allowed Banco de México to accumulate international assets without creating distortions in the currency markets. Through this mechanism, Banco de México has accumulated U.S. $12,117 million in reserves since the auctions were introduced in 1996. At May 11, 2001, the net international assets of Banco de México totaled U.S. $40,732 million, a level sufficiently high to justify the suspension of the accumulation by this mechanism. Accordingly, on May 18, 2001, the Foreign Exchange Commission decided to suspend until further notice the sale of options after the auction held June 29, 2001.

         In February 1997, the Foreign Exchange Commission established a program enabling Banco de México to sell up to U.S. $200 million of dollars to Mexican commercial banks pursuant to an auction mechanism on any day in which the peso/dollar exchange rate applicable to the payment of obligations denominated in foreign currencies exceeds the corresponding rate on the preceding business day by more than 2%. This mechanism was adopted with the aim of moderating the volatility of the peso/dollar exchange rate, while maintaining the Government’s freely floating exchange rate regime.

         On August 26, 1998, the Foreign Exchange Commission decided to allow Banco de México to increase the number of currency auctions held per day from two or three, in order to increase the likelihood that Banco de México would sell the entire maximum amount of U.S. $200 million on any day it chose to use the auction program. From October 27, 1997 through July 2, 2001, Banco de México sold U.S. $1,900 million under this program, auctioning dollars on October 27 and 30 and November 6, 1997, January 12, May 27, August 21 and 26, September 10 and 21 and October 8, 1998 and on January 12 and 13 and May 25, 1999. On June 8, 2000, Mexico sold U.S. $50 million, the first such sale of dollars under this program since May 25, 1999.

         On September 10, 1998, in response to continuing steep declines in the value of the peso, Banco de México sold a total of U.S. $478 million. U.S. $200 million of this amount was sold under the auction program, and the remainder was sold as an extraordinary direct sale of dollars at market rates, the first extraordinary intervention by Banco de México in the foreign currency market since December 1995.

         The Foreign Exchange Commission resolved on May 18, 2001 to suspend use of the mechanism for the contingent sale of dollars, effective as of July 2, 2001.

         At December 31, 2001, Mexico’s international reserves totaled U.S. $40,880 million, an increase of U.S. $7,325 million from the level at December 29, 2000. The net international assets of Banco de México were U.S. $44,857 million at December 31, 2001, an increase of U.S. $9,228 million from December 29, 2000. At October 11, 2002, Mexico’s international reserves totaled U.S. $44,706 million, an increase of U.S. $3,826 million from the level at December 31, 2001. The net international assets of Banco de México totaled U.S. $47,042 million at October 11, 2002, an increase of U.S. $2,185 million from December 31, 2001.

         The following table sets forth the international reserves and net international assets of Banco de México at the end of each period indicated.

International Reserves and Net International Assets(3)

	End-of-Period	End-of-Period
	International	Net International
Year	Reserves(1)(2)	Assets

	(in millions of dollars)
1997	$28,003	$19,824

1998	30,140	23,480

1999	30,733	27,380

2000	33,555	35,629

2001	40,880	44,857

2002

January	41,710	47,334

February	42,129	47,171

March	42,229	46,310

April	41,379	45,193

May	41,594	45,027

June	42,723	45,630

July	43,740	46,160

August	44,273	46,597

September	45,108	46,737

(1)	International reserves of Banco de México include gold, Special Drawing Rights and foreign exchange holdings.

(2)	International reserves are equivalent to gross international reserves minus international liabilities of the central bank with maturities under six months.

(3)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

Source:	Banco de México.

Direct Foreign Investment in Mexico

         On December 28, 1993, the Foreign Investment Law became effective. The Foreign Investment Law establishes a set of rules to provide legal certainty to foreign investors and promote the country’s competitiveness. The law liberalizes certain restrictions on foreign investment in Mexico, permitting, if certain conditions are satisfied, the ownership by foreign investors of 100% of the capital stock of a Mexican company. The law also sets forth which activities of the economy continue to be reserved to the Government or to Mexican investors and lists the different activities in which foreign investment may not exceed 10%, 25%, 30% and 49% of the total investment. The Government recognizes that Mexico is competing for capital with many other countries, including China and the newly independent nations in Eastern and Central Europe, but believes that, because of the increased competitiveness and productivity of its economy, Mexico will be able to maintain access to sources of investment capital.

         If certain requirements are met, the Foreign Investment Law allows foreign investors to purchase equity securities traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors. Thus, with the authorization of the Ministry of Commerce and Industrial Development, investment trusts may be established by Mexican banks acting as trustees. These trusts issue ordinary participation certificates that may be acquired by foreign investors; the certificates grant only economic rights to their holders and do not confer voting rights in the companies whose stock is held by the trusts (such voting rights being exercisable only by the trustee).

         During 2001, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $24.8 billion. Total accumulated direct foreign investment in Mexico during the 1997-2001 period amounted to approximately U.S. $72.3 billion. Of the total direct foreign investment accumulated during the 1997-2001 period, excluding that in securities, 48.6% has been channeled to industry, 50.4% to services, 0.7% to mining and 0.3% to agriculture and fishing.

         During 2001, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $28.6 billion, and was comprised of direct foreign investment of U.S. $24.8 billion and portfolio investment of U.S. $3.9 billion.

         The following table shows, by country of origin, direct foreign investment in Mexico notified in 2001 and the cumulative totals from January 1, 1997 through December 31, 2001.

Direct Foreign Investment(1)

	Direct Foreign
	Investment Notified		Cumulative Total
	in 2001		1997-2001

	(in millions of dollars)
United States	$19,663.1	79.4%	$50,196.3	69.5%

United Kingdom	87.7	0.4	2,147.2	3.0

Germany	(190.3)	(0.8)	1,394.3	1.9

Japan	152.0	0.6	2,249.6	3.1

Switzerland	104.5	0.4	402.4	0.6

France	332.1	1.3	(1,897.5)	(2.6)

Netherlands	2,578.3	10.4	7,278.7	10.1

Spain	363.8	1.5	3,694.5	5.1

Canada	832.1	3.4	2,407.4	3.3

Sweden	(139.0)	(0.6)	270.5	0.4

Italy	15.1	0.1	127.4	0.2

Others	954.4	3.9	4,001.9	5.5

Total	$24,753.8	100.0%	$72,272.7	100.0%

Note:	Totals may differ due to rounding.

(1)	Excluding portfolio investment. The direct foreign investment corresponds to investments notified to the National Foreign Investment Register (including temporary net imports of machinery and equipment of the in-bond industry and capital stock). Since 1999, direct foreign investment figures include reinvestment of profits and intercompany accounts.

Source:	Ministry of Commerce and Industrial Development.

Subscriptions to International Institutions

         At December 31, 2001, Mexico’s subscription to the IMF was 2.585 billion Special Drawing Rights (“SDR”) (approximately U.S. $3.25 billion). On August 30, 2000, Banco de México repurchased its entire outstanding IMF repurchase obligations.

         Mexico’s subscription to the capital of the World Bank was U.S. $2.27 billion at December 31, 2001. Of this amount, U.S. $139.0 million has been paid in, and the balance is callable only if required by the World Bank to meet its obligations for funds borrowed or loans guaranteed. At December 31, 2001, excluding cancellations, the World Bank had authorized gross loans to Mexico totaling U.S. $33.4 billion, of which U.S. $26.8 billion had been disbursed.

         At December 31, 2001, Mexico’s contribution to the capital of the International Development Association was U.S. $153.4 million and its subscription to the capital of the International Finance Corporation was U.S. $27.6 million, all of which was paid. Both the International Development Association and the International Finance Corporation are affiliates of the World Bank. At December 31, 2001, the International Finance Corporation had authorized credits to and made investments in Mexico totaling U.S. $4.2 billion.

         Mexico’s subscription to the capital of the Inter-American Development Bank was U.S. $7.0 billion at December 31, 2001, one of the largest subscriptions of the Inter-American Development Bank’s Latin American members. Of that subscription, U.S. $299.0 million has been paid in and the balance is callable if required to meet the Inter-American Development Bank’s obligations. Mexico’s contribution to the Inter-American Development Bank Fund for Special Operations was U.S. $323.4 million at December 31, 2001. The Inter-American

Development Bank had authorized gross loans to Mexico at December 31, 2001 totaling U.S. $13.4 billion (excluding cancellations), of which U.S. $10.6 billion had been disbursed. Mexico’s contribution to the capital of the Inter-American Investment Corporation, an affiliate of the Inter-American Development Bank, was U.S. $19.6 million at December 31, 2001, and the Inter-American Investment Corporation had made investments in Mexico totaling U.S. $142.2 million at December 31, 2001.

         Mexico has also contributed capital to the Caribbean Development Bank and the European Bank for Reconstruction and Development. In addition, Mexico has subscribed to a total of U.S. $225 million of capital, of which 78% has been paid in, of the North American Development Bank, whose purpose is to improve environmental conditions along the United States-Mexico border. Banco de México has also been a member of the Bank for International Settlements since 1996, when Banco de México subscribed to 3,000 shares of the Bank for International Settlements’ third tranche of capital.

Exchange Controls and Foreign Exchange Rates

         Since December 22, 1994, the Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. The Mexican Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).

         In February 1997, the Foreign Exchange Commission established a program enabling Banco de México to sell up to U.S. $200 million of dollars to Mexican commercial banks pursuant to an auction mechanism on any day on which the peso/dollar exchange rate applicable to the payment of obligations denominated in foreign currencies exceeds the corresponding rate on the preceding business day by more than 2%. This mechanism was adopted in order to moderate the volatility of the peso/dollar exchange rate and maintain the Mexican Government’s freely floating exchange rate regime. On June 8, 2000, Banco de México sold U.S. $50 million, the first such sale of dollars under this program since May 25, 1999. Effective July 2, 2001, the use of the auction mechanism was suspended. See “—Balance of International Payments.”

         In 1998, volatility in the international financial markets due to economic turmoil in countries such as Russia and Brazil caused a depreciation in the peso/dollar exchange rate. The peso/dollar exchange rate was Ps.9.865 = U.S. $1.00 at the end of 1998, a decline in dollar terms in the value of the peso of approximately 22.2% from the exchange rate recorded at the end of 1997.

         The speculative attacks against the Brazilian real put pressure on the peso/dollar exchange rate in early 1999. The peso/dollar exchange rate registered a high of Ps.10.60 = U.S. $1.00 on January 15, 1999, a depreciation of 7.5% as compared to its value at the end of 1998. During the following months, the value of the peso relative to the dollar strengthened. The Government believes the strengthening of the value of the peso was due to the increase in international oil prices, investors’ expectations of a decrease in Mexican inflation, the announcement of the financial strengthening program for 1999-2000, the recovery of the United States stock market and a general improvement in investor confidence for the outlook for Mexico. The peso/dollar exchange rate closed at Ps.9.5143 = U.S. $1.00 on December 30, 1999, a 3.7% appreciation in dollar terms as compared to the rate at the end of 1998.

         Following a period of relative stability, during June and the first two weeks of July of 2000, pressures on the peso-dollar exchange rate resumed, due primarily to uncertainty generated by financial problems in Argentina. In December of 2000, the exchange rate experienced new pressures due primarily to unfavorable external factors, notably the growing evidence of the U.S. economic deceleration and the downward correction in the price of oil. The peso/dollar exchange rate closed at Ps.9.572 = U.S. $1.00 on December 31, 2000, a decline in dollar terms in the value of the peso of approximately 0.6% as compared to the exchange rate at the end of 1999.

         The peso/dollar exchange rate closed at Ps.9.142 = U.S. $1.00 on December 31, 2001, a 4.7% appreciation in dollar terms as compared to the exchange rate at the end of 2000. The appreciation was primarily attributable to an increase in capital inflows, which in turn was largely due to favorable medium-term projections for the economy and the strength of the Government’s external accounts.

         During the first six months of 2002, the monthly average peso/U.S. dollar exchange rate was Ps.9.284 = U.S. $1.00, a 1.5% depreciation in dollar terms as compared to the exchange rate at the end of 2001. The exchange rate fell to Ps. 10.000 = U.S. $1.00 at June 30, 2002. The depreciation over the first six months of 2002 reflected increased volatility in the United States financial markets and in emerging markets generally, in particular due to the Argentine economic crisis and market volatility in Brazil and Uruguay. The peso/U.S. dollar exchange rate announced by Banco de México on October 16, 2002 (to take effect on the second business day thereafter) was Ps. 10.0757 = U.S. $1.00.

         The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Exchange Rates

	Representative Market Rate

Year	End-of-Period	Average

1997	8.083	7.918

1998	9.865	9.136

1999	9.514	9.561

2000	9.572	9.456

2001	9.142	9.339

2002:

January	9.171	9.161

February	9.082	9.106

March	9.030	9.081

April	9.320	9.132

May	9.613	9.490

June	10.000	9.738

July	9.694	9.798

August	9.899	9.826

September	10.167	10.043

Source:	Banco de México.

PUBLIC FINANCE

General

         Budget Process

         The Government’s fiscal year is the calendar year. The budget process involves the participation and coordination on both an overall and a sectoral basis of all the federal ministries and agencies. The Ministry of Finance and Public Credit prepares the revenue bill, which sets forth the revenues to be received by the Government and budget-controlled agencies during the succeeding fiscal year. The various ministries prepare expenditure estimates for their own operations and all of the budget-controlled agencies under their jurisdiction, within the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. These expenditure requests are then reviewed by the Ministry of Finance and Public Credit, which prepares the expenditure bill for the Government and the budget-controlled agencies.

         Upon passage by both houses of Congress, the revenue bill becomes the Federal Annual Revenue Law, which provides the necessary authority for collecting taxes and other revenues and for contracting loans. Upon passage by the Chamber of Deputies, which under the Constitution is the only chamber required to approve it, the expenditure bill becomes the Federal Expenditure Budget, which provides the authority for incurring expenses during the relevant fiscal year. In addition, the Chamber of Deputies is obligated to review on a yearly basis the Public Account, which sets forth the expenditures actually made by the ministries and the budget-controlled agencies.

         Under the Constitution, no payment may be made by any ministry or budget-controlled agency unless it is included in the Federal Expenditure Budget or approved under a law subsequently passed by Congress. However, under the Federal Expenditure Budget for 2002 and the Federal Annual Revenue Law for 2002, approved by the Congress on January 1, 2002 (collectively, the “2002 Budget”), the President is authorized to approve additional expenditures for investment in projects having a social benefit or in programs considered to have priority or to be strategically important to the Government, such as rural development, marketing of agricultural products, education, health, housing, transportation and communications, infrastructure and the environment, if there are excess revenues with respect to certain items specified in the Federal Expenditure Budget. At the time the Public Account is submitted for review, the President must inform the Chamber of Deputies of any expenditures made pursuant to this authority.

         Treatment of Public Sector Agencies and Enterprises

         The federal budget includes the revenues and expenditures of the Government and of certain agencies and enterprises, including for example, Petróleos Mexicanos, whose budgets require specific legislative approval (“budget-controlled agencies”). The overall public sector budget and the revenues and expenditures information included herein are prepared on a consolidated basis, including not only the revenues and expenditures of the Government and budget-controlled agencies, but also of other public sector agencies and enterprises whose budgets are not subject to legislative approval (“administratively controlled agencies”), such as NAFIN, Bancomext and the Mexico City subway system. The budgets of administratively controlled agencies are subject to Governmental review and, as with the budget-controlled agencies, the Ministry of Finance and Public Credit must approve their borrowings. In some instances, borrowings of budget- and administratively controlled agencies are guaranteed by Mexico whether by law or pursuant to contractual arrangements.

         Measures of Fiscal Balance

         Mexico reports its fiscal balance using three principal measures:

•	Public sector balance, which equals consolidated public sector revenues minus expenditures, including public sector interest expense, but excluding proceeds of privatizations and the effects of financial intermediation. A deficit in the public sector balance is also referred to as the Public Sector Borrowing Requirement.

•	Primary balance, which is the public sector balance less the net borrowing costs of the Government, that is, the balance of revenues and expenditures of the non-financial public sector, excluding interest payments. The primary balance is also reported without giving effect to proceeds of privatizations. This balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

•	Operational balance, which is similar to the primary balance but excludes only the inflationary component of interest payments on domestic debt of the non-financial public sector. This balance is used to correct the distortions that affect the measurement of public finances in an inflationary environment.

Public Finance Indicators 1997-2002
(percentage of GDP)

(1)	Preliminary.

(2)	2002 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (“General Economic Policy Guidelines for 2002”) and do not reflect actual results for the year or updated estimates of Mexico’s 2002 economic results.

Source: Ministry of Finance and Public Credit.

Fiscal Policy

         The rationalization of public expenditure and the augmentation of revenue have been important components of the Government’s economic stabilization strategy. The Government’s fiscal policy has had two fundamental objectives: to establish the macroeconomic foundation for sustained growth and to focus the Government’s resources on those sectors in which the Government can have the greatest impact in supporting social development and the competitiveness of the Mexican economy.

         At present, the Government’s principal short-term fiscal policy objectives, in addition to countering inflation, are:

•	strengthening economic activity and exports;

•	maintaining an adequate surplus in the Government’s primary balance and incurring only a moderate public sector deficit;

•	continuing the promotion of fiscal federalism; and

•	increasing the efficiency and competitiveness of the economy and the effectiveness of the tax collection system.

         The Government’s principal fiscal policy objectives over the medium-term are:

•	significantly reducing the inflation rate to levels approximating those of Mexico’s major trading partners;

•	consolidating the process of sustainable economic growth;

•	promoting private sector savings;

•	continuing to modernize the economy; and

•	strengthening social policy through increased real spending on social development.

2002 Budget

         The principal objectives of the 2002 Budget are to maintain sound public finances and a tight fiscal stance in order to promote a more stable economic environment, higher domestic savings and investment rates and higher employment rates. The 2002 Budget contemplates a public sector deficit of 0.65% of GDP for 2002.

         In response to the decline in international oil prices at the end of 2001, the 2002 Budget was based upon an estimated weighted average price of Mexico’s oil exports of U.S. $15.50 per barrel and an estimated volume of oil exports of 1.725 million barrels per day. Because both of these estimates are lower than the estimates used to formulate the Government’s proposed budget, the 2002 Budget assumes Ps.20 billion less in revenue than originally forecast in the Government’s proposed budget. This anticipated shortfall has been partially compensated through the utilization of Ps.8 billion from Mexico’s oil stabilization fund. In order to raise additional revenue to compensate for the budget shortfall, the 2002 Budget also includes the following measures, among others:

•	modifications to the income tax law, such as the equalization of the maximum tax rates for individuals and corporations, a reduction in the number of tax brackets and the implementation of an immediate private investment deduction;

•	elimination of certain government subsidies paid to private sector employees;

•	new or increased excise taxes on telecommunications, soft drinks (temporarily suspended by presidential decree on March 5, 2002), cigars, cigarettes and alcohol;

•	a 5% tax on certain luxury goods and services; and

•	replacement of the accrued simplified system for collecting value added taxes with a cash flow based system.

         Under the 2002 Budget, the Government estimates that it will devote Ps.258,691 million (25.2% of total budgetary programmable expenditures) to education and Ps.284,355 million (27.7% of total budgetary programmable expenditures) to health and social security.

         The Government also expects that it will devote Ps.67,752 million (6.6% of total budgetary programmable expenditures) to regional and urban development and Ps.16,425 million (1.6% of total budgetary programmable expenditures) to social spending and nutrition. In addition, the 2002 Budget contemplates that Ps.176,478 million will be used for the debt service of the Government, including the debt service of IPAB, and that Ps.29,933 million will be used for the debt service of the public sector agencies included in the 2002 Budget.

         The assumptions and targets underlying the 2002 Budget, as embodied in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2002, the results for 2000 and preliminary results for 2001 and the first half of 2002 are set forth below.

	2000		2001	First half of	2002
	Results		Results(1)	2002(1)	Budget

Real GDP growth (%)	6.6	%(1)	(0.3)%	0.0%	1.7%

Increase in the national consumer price index (%)	9.0%		4.4%	2.6%	4.5%

Average export price of Mexican oil mix (U.S.$/barrel)	U.S.$24.62	(1)	U.S.$18.57	U.S.$19.79	U.S.$15.50

Current account deficit as % of GDP	3.1	%(1)	2.9%	2.1%	3.4%

Average exchange rate (Ps./$1.00)	9.456		9.339	9.284	10.1

Average rate on 28-day Cetes (%)	15.2%		11.3%	7.0%	9.7%

Public sector balance as % of GDP	(1.1)%		(0.7)%	0.8%	(0.7)%

Primary balance as % of GDP	2.6%		2.6%	4.1%	2.7%

(1)	Preliminary.

Source:	Ministry of Finance and Public Credit.

Revenues and Expenditures

         General

         The following table sets forth revenues and expenditures and total borrowing requirements for the consolidated public sector for the five fiscal years ended December 31, 2001 and budgetary estimates for 2002.

Selected Public Finance Indicators

			As a %			As a %			As a %
	1997		of GDP	1998		of GDP	1999		of GDP

	(in billions of pesos)(3)
1. Budgetary revenues	Ps.	318.1	23.1%	Ps.	294.9	20.4%	Ps.	312.9	20.8%

Federal Government		218.8	15.9		205.3	14.2		220.6	14.7

Public enterprises and agencies		99.3	7.2		89.6	6.2		92.3	6.1

2. Budgetary expenditures		326.6	23.7		312.8	21.6		330.2	22.0

(a) Budgetary primary expenditures (excluding interest payments)		270.0	19.6		270.9	18.7		276.4	18.4

Programmable		224.4	16.3		224.2	15.5		230.5	15.3

Non-programmable		45.6	3.3		46.7	3.2		45.9	3.1

(b) Interest payments (budgetary sector)		56.6	4.1		41.9	2.9		53.8	3.6

3. Budgetary primary surplus (1-2(a))		48.1	3.5		24.0	1.7		36.5	2.4

4. Off-budgetary primary surplus		0.3	0.0		0.7	0.1		1.2	0.1

5. Total primary surplus(3+4)		48.4	3.5		24.7	1.7		37.7	2.5

6. Total interest payments (budgetary and off-budgetary)		56.8	4.1		42.1	2.9		54.0	3.6

7. Statistical discrepancy		(1.7)	(0.1)		(0.7)	(0.1)		(0.7)	(0.1)

8. Public sector balance (on a cash basis) (5-6+7)		(10.0)	(0.7)		(18.0)	(1.3)		(17.0)	(1.1)

[Additional columns below]

[Continued from above table, first column(s) repeated]

			As a %			As a %	Budget		As a %
	2000		of GDP	2001(1)		of GDP	2002(2)		of GDP

	(in billions of pesos)(3)
1. Budgetary revenues	Ps.	346.9	21.7%	Ps.	351.4	22.0%	Ps.	368.5	22.7

Federal Government		253.6	15.8		260.1	16.3		269.2	16.6

Public enterprises and agencies		93.3	5.8		91.3	5.7		99.3	6.1

2. Budgetary expenditures		364.5	22.8		362.5	22.7		379.1	23.4

(a) Budgetary primary expenditures (excluding interest payments)		305.8	19.1		310.4	19.4		324.9	20.0

Programmable		251.4	15.7		255.5	16.0		264.5	16.3

Non-programmable		54.4	3.4		54.9	3.4		60.4	3.7

(b) Interest payments (budgetary sector)		58.7	3.7		52.1	3.3		54.1	3.3

3. Budgetary primary surplus (1-2(a))		41.1	2.6		41.0	2.6		43.6	2.7

4. Off-budgetary primary surplus		0.8	0.1		0.6	0.0		0.2	0.0

5. Total primary surplus(3+4)		41.9	2.6		41.7	2.6		43.8	2.7

6. Total interest payments (budgetary and off-budgetary)		58.9	3.7		52.3	3.3		54.4	3.4

7. Statistical discrepancy		(0.7)	0.0		—	(0.1)		—	—

8. Public sector balance (on a cash basis) (5-6+7)		(17.7)	(1.1)		(11.6)	(0.7)		(10.5)	(0.7)

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2001. These estimates have not been revised to reflect actual results in 2002.

(3)	Constant pesos with purchasing power at December 31, 1993.

Source:	Ministry of Finance and Public Credit.

         A 38.2% decline in international oil prices during 1998 caused a significant reduction in public sector revenues. In order to ensure achievement of the Government’s fiscal goals, and promote a more orderly adjustment of the economy to the external shocks, the Ministry of Finance and Public Credit announced, in January, March and July 1998, three successive adjustments to discretionary spending aggregating Ps.29,775 million. As a result of these timely adjustments to the expenditure budget, higher than expected non-petroleum revenues due to the growth in economic activity, improved tax collection and a real reduction in the financial cost of public sector debt, the Government achieved a public sector deficit equivalent to 1.24% of GDP, slightly lower than its original target of 1.25% of GDP.

         Revenue policy in 1999 was aimed at increasing permanent government revenues, while expenditure policy focused on making social development expenditures a higher priority. During 1999, the overall public sector fiscal deficit was approximately Ps. 52.5 billion in nominal terms (approximately 1.15% of GDP), Ps. 17.0 billion in constant 1993 pesos. The improved public sector balance was due primarily to an increase in oil revenues obtained as a result of higher oil prices and lower financing costs in pesos of foreign currency denominated debt, resulting from the appreciation in the value of the peso. The public sector primary surplus during 1999 was approximately Ps. 116.8 billion in nominal terms (approximately 2.5% of GDP) and Ps. 37.7 billion in constant 1993 pesos, an increase of 52.5% in real terms over the surplus recorded in 1998.

         The increase in international oil prices and the strength of economic activity in Mexico favorably influenced the public finance results in 2000. During 2000, the public sector recorded an overall deficit of Ps.60.6 billion in nominal pesos or 1.1% of GDP, slightly higher than the deficit recorded in 1999. The overall primary balance registered a surplus in 2000 of Ps.143.4 billion in nominal pesos (approximately 2.6% of nominal GDP) and Ps.41.9 billion in constant 1993 pesos, 11.3% greater in real terms than the primary surplus registered in 1999.

         In 2001, public sector revenues were negatively affected by: (1) less dynamic economic activity; (2) the strength of the Mexican peso with respect to the U.S. dollar; and (3) the reduction in the volume of oil exports agreed with other oil producing countries to stabilize medium-term oil prices. These factors caused budgetary revenues to be Ps.33.8 billion lower than projected in the 2001 budget.

         In accordance with the automatic adjustment mechanism contained in Article 32 of the 2001 budget, and in response to the lower than projected revenues, the Government cut expenditures in order to meet the fiscal targets for 2001. Mexico cut expenditures by Ps.3.4 billion during the first quarter of 2001, by Ps.6.8 billion during the second quarter of 2001 and by Ps.3.0 billion during the third quarter of 2001. As a result of these adjustments, the public sector recorded an overall deficit of Ps.42.1 billion, or 0.7% of GDP, in 2001, slightly lower than the deficit recorded in 2000.

         The overall primary balance registered a surplus in 2001 of Ps.150.4 billion in nominal pesos (approximately 2.6% of nominal GDP) and Ps.41.7 billion in constant 1993 pesos, 0.6% lower in real terms than the primary balance registered in 2000.

         The public sector registered an overall surplus of Ps.23.9 billion in nominal pesos in the first half of 2002, and the primary balance registered a surplus of Ps.121.0 billion in nominal pesos, 0.7% lower in real terms as compared to the same period of 2001.

         In accordance with the automatic adjustment mechanism contained in Article 32 of the 2002 Budget, and in response to the lower than projected revenues, the Government cut expenditures by Ps.10.1 billion during the first quarter of 2002 in order to meet its fiscal targets for 2002. This expenditure reduction is not reflected in the expenditure estimates described elsewhere in this section. Due to higher than expected revenues in the second quarter of 2002, the Government did not cut expenditures in the second quarter of 2002. However, further expenditure reductions could be required if revenues were to deteriorate.

          Revenues

         The following table shows the composition of public sector budgetary revenues for each of the five fiscal years ended December 31, 2001, and the projected revenues set forth in the 2002 Budget.

Consolidated Public Sector Revenues

											2002
	1997		1998		1999		2000		2001(1)		Budget(2)

	(in billions of pesos)(3)
Budgetary revenues	Ps.	318.1	Ps.	294.9	Ps.	312.9	Ps.	346.9	Ps.	351.4	Ps.	368.5

Federal government		218.8		205.3		220.6		253.6		260.1		269.2

Taxes		135.6		152.3		170.7		169.9		181.3		211.5

Income tax		58.7		63.8		70.7		75.6		79.2		96.5

Value-added tax		42.5		45.1		49.5		55.4		57.7		58.7

Excise taxes		19.7		28.9		34.9		23.8		30.4		40.7

Import duties		7.9		8.1		8.9		9.6		8.1		7.6

Export duties		0.0		0.0		0.0		0.0		0.0		0.0

Luxury goods and services		n.a		n.a.		n.a.		n.a.		n.a.		2.3

Other		6.9		6.3		6.7		5.5		5.9		5.8

Non-tax revenue		83.2		53.1		49.9		83.7		78.9		57.7

Fees and tolls		57.5		39.5		34.8		61.6		56.6		37.0

Rents, interest and proceeds of assets sales		3.7		4.5		2.6		2.1		1.4		1.6

Fines and surcharges		22.0		9.0		12.6		20.0		20.8		19.1

Other		0.0		0.0		0.0		0.0		0.0		0.0

Public agencies, including PEMEX		99.3		89.6		92.3		93.3		91.3		99.3

PEMEX		37.0		30.9		33.1		31.7		28.2		37.8

Others		62.3		58.7		59.2		61.6		63.1		61.5

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2001.

(3)	Constant pesos with purchasing power at December 31, 1993.

Source:	Ministry of Finance and Public Credit.

         In 2001, revenue policy was aimed at increasing permanent government revenues, whereas expenditure policy was directed towards making social development expenditures a higher priority.

         Public sector budgetary revenues increased by 1.3% in real terms during 2001. Oil prices decreased by 24.6% in 2001, from a weighted average price of $24.62 per barrel in 2000 to $18.57 per barrel in 2001, and the share of oil-related public sector revenues (PEMEX’s revenues plus taxes and duties paid by PEMEX to the Federal Government) in total public sector budgetary revenues decreased from 26.9% in 2000 to 26.0% in 2001.

         Public sector budgetary revenues have decreased as a percentage of GDP over the past five years, from 23.1% of GDP in 1997 to 22.0% of GDP in 2001.

         Taxation

         Mexico’s federal tax structure includes both direct taxation through income taxes and indirect taxation through the value-added tax. Income taxes consist of the corporate tax and the individual tax. The corporate tax is levied at a flat rate and the individual tax is levied at progressive rates. On December 31, 1998 and in conjunction with the 1999 budget, the Congress approved reforms to the income tax laws with the primary objective of increasing fiscal revenues. These reforms included the reduction of some corporate deductions, the elimination of full tax consolidation for corporations with subsidiaries and an increase in the highest marginal tax rate for high income individuals to 40%. In addition, the corporate tax rate was reduced from 34% to 32% for corporations meeting certain conditions and was further reduced in 2000 from 32% to 30%. Withholding taxes related to interest payments made by Mexican companies to non-residents of Mexico generally is imposed at a rate of 15% (or at a lower rate if specified in a tax treaty between Mexico and the country of the applicable non-resident), and at rates ranging from 4.9% to 40% for other obligations.

         The value-added tax is imposed at a fixed rate which is passed through the manufacturing and distribution chain until it becomes part of the purchase price to the consumer. Certain goods and services qualify for an exemption from or a reduced rate of value-added tax, such as exports, which are exempt from value-added tax.

         In 1989, Mexico introduced the Ley del Impuesto al Activo (the Asset Tax Law), an alternative form of minimum income tax on corporations and individuals engaged in business activities, aimed at reducing tax evasion. This tax is assessed at a rate of 2% on the aggregate book value of the assets owned by a company in each fiscal year. Income taxes payable by the company may be credited against the asset tax. The Government believes that this tax has been helpful in increasing tax collections.

         During 2000 and 2001, fiscal policy in Mexico was oriented towards strengthening and consolidating economic growth, while advancing a more equitable and efficient tax system. To this end, the Government increased its efforts to fight tax evasion in the informal sector of the economy, facilitated compliance with the tax laws by simplifying tax collection procedures and provided greater legal certainty to taxpayers.

         Certain changes to the tax laws to strengthen the income of the states and their participation in the tax system eliminated the exclusive power of the Government to impose certain special taxes. Since 1997, local governments have been permitted to impose (in addition to the federal taxes on these items) taxes on lodging services and new vehicles. Moreover, local governments are now able to require retail commercial establishments selling alcoholic beverages to obtain local licenses. Finally, a percentage of excise tax collections are directly allocated to the states.

         Since 1990, Mexico has negotiated bilateral treaties for the avoidance of double taxation with various countries. Double taxation treaties between Mexico and Canada, the United States, Germany, France, Sweden, Spain, the Netherlands, the United Kingdom, Switzerland, Italy, Norway, South Korea, Japan, Denmark, Belgium, Singapore, Finland, Ireland, Chile, Ecuador and Israel are in effect. Double taxation treaties with the Czech Republic, Poland, Portugal and Romania have been signed and ratified by the Mexican Senate, while double taxation treaties with Australia and Indonesia have been signed but not yet ratified. Negotiation of double taxation treaties with India, Venezuela, Greece and Luxembourg has been completed. Tax treaties with Brazil, China, Hungary, Malaysia, Nicaragua, Austria and Russia are under negotiation. Finally, Mexico expects to negotiate tax treaties with Panama and Colombia.

         The following chart illustrates the changes in the composition of tax revenues between 1997 and 2001.

Composition of Tax Revenues

Source: Ministry of Finance and Public Credit.

         Expenditures

         The following table shows the composition of consolidated public sector budgetary expenditures for each of the five fiscal years ended December 31, 2001, and the projected expenditures set forth in the 2002 budget.

Consolidated Public Sector Expenditures

											2002
	1997		1998		1999		2000		2001(1)		Budget(2)

	(in billions of pesos)(3)
Budgetary expenditures	Ps.	326.6	Ps.	312.8	Ps.	330.2	Ps.	364.5	Ps.	362.5	Ps.	379.1

Current expenditures		279.6		268.6		289.6		322.4		321.0		345.2

Salaries		50.6		49.1		55.2		55.5		59.5		63.1

Federal Government		15.9		17.0		17.7		20.8		20.9		27.3

Public agencies		34.7		32.1		37.5		34.7		38.6		35.8

Interest		56.6		41.9		53.8		58.7		52.1		54.1

Federal Government		49.6		36.0		47.4		51.5		46.2		46.3

Public agencies		6.9		5.9		6.4		7.2		5.9		7.9

Current transfers, net		64.6		74.6		80.7		90.2		91.8		97.0

Total		86.1		95.9		102.0		113.1		115.3		121.2

To public sector		21.5		21.3		21.3		22.9		23.5		24.3

States’ revenue sharing		41.1		42.8		46.0		52.0		54.5		57.5

Acquisitions		22.6		22.6		18.6		23.4		24.3		21.6

Federal Government		2.4		2.2		2.0		1.9		2.0		1.5

Public agencies		20.3		20.4		16.6		21.4		22.3		20.1

Other current expenditures		44.0		37.5		35.4		42.6		38.8		51.9

Federal Government		12.5		8.8		4.4		10.3		6.6		12.6

Public agencies		31.5		28.7		31.0		32.3		32.2		39.3

Capital expenditures		47.1		44.3		40.6		42.1		41.5		38.7

Federal Government		24.8		23.7		22.8		23.9		25.5		24.8

Public agencies		22.3		20.6		17.8		18.2		16.0		13.9

Payments due in previous years		0.0		0.0		0.0		0.0		0.0		(4.8)

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2001.

(3)	Constant pesos with purchasing power at December 31, 1993.

Source:	Ministry of Finance and Public Credit.

         According to preliminary figures, public sector expenditures decreased by 0.6% in real terms during 2001. Public sector expenditure policy focused on improving the allocation of resources and limiting expenditure increases to strategic areas for national development. Spending on social programs, which include education, public health and social security, accounted for 61.1% of total programmable expenditures. In 2001, public sector financing costs decreased by 12.1% in real terms as compared with 2000, largely due to lower domestic and international interest rates and the strengthening of the peso’s value.

         According to preliminary figures, in 2001 expenditures for agricultural and natural resource development totaled Ps.34.3 billion and expenditures for urban development totaled Ps.64.4 billion, as compared with expenditures of Ps.25.1 billion for agriculture and natural resource development and Ps.55.6 billion for urban development in 2000.

         In the first half of 2002, the financial cost of public sector debt decreased by 10.7% in real terms with respect to the same period of 2001.

         Health and Labor, Education and Other Social Welfare Expenditures

         The Government administers almost all of the country’s social security and welfare programs. The Government directly funds welfare and social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government were for health, labor and social security, on which $.247.5 billion (or 26.8% of budgetary programmable expenditures) was spent in 2001, and for education, on which $.251.8 billion (or 27.3% of budgetary programmable expenditures) was spent in 2001.

         The principal social security institutions are the Instituto Mexicano del Seguro Social (Mexican Institute of Social Security), the Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado (Institute of Social Security and Services for State Employees) and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital services, health and maternity insurance and preventive health services. In seeking to provide health services to more of the population, the Government is coordinating the activities of various public agencies and is organizing a national system of health services. The Government also provides pension payments, which represent a small portion of social security outlays. Despite these advances, Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. Significant reforms to Mexico’s retirement system became effective in 1997, which were designed to promote private savings and, over time, lead to a fully funded pension system. See “The Economy—Employment and Labor.”

         The Government devotes a significant share of its resources to education and vocational training. The Government’s immediate goals include providing elementary and secondary education to all children and providing increased technical training tailored to the changing demands of the Mexican economy. Based on estimates from the 2000 census, 90.5% of the population of 15 years of age or older is literate.

         The Ley General de Educación (General Education Law), effective July 14, 1993, introduced educational federalism to the Mexican educational system. Educational federalism is based on the premise that it is the responsibility of each state to provide for the education of its population. The education law also encourages the participation of teachers, parents and social workers in improving the educational system. The education law requires every Mexican to attend school for at least 9 years (primary and secondary school) and establishes basic directives concerning educational programs.

         To improve living conditions for the low income population and provide loans for property and housing on reasonable terms, the Government established the National Workers’ Housing Fund Institute in 1972. The fund managed by the Institute is supported by contributions from all employers equivalent to 5% of all salaries paid. In 2001, the National Workers’ Housing Fund Institute granted 230,003 loans for housing purchases, construction and repair. See “The Economy—Employment and Labor.”

Government Agencies and Enterprises

         The following chart shows for each of the principal Governmental agencies and enterprises outside of the financial sector, its principal business, the percentage of Government ownership, its size (based on total assets at its latest fiscal year end), its net contribution or expense to the public sector primary balance and the amount of its outstanding borrowings that is guaranteed or otherwise the responsibility of the Government.

Principal Government Agencies and Enterprises
At December 31, 2001

		% of Government		Primary	Outstanding
Agency/Enterprise	Principal Business	Ownership	Total Assets(1)(2)	Surplus(1)(2)(3)	Guaranteed Debt

			(in millions of dollars)
PEMEX	Production, refining and	100.0%	$48,960.5	$1,296.0	$292.5
	distribution of crude oil
	and derivatives
Federal Electricity	Production and sale	100.0	56,810.3	778.3	0.0
Commission	of electricity
Caminos y Puentes	Administration of	100.0	2,939.2	368.6	0.0
Federales(4)	toll highways

Aeropuertos y Servicios Auxiliares(4)	Airport services	100.0	1,035.8	67.5	0.0

(1)	Preliminary.

(2)	Financial data calculated in accordance with Mexican financial reporting standards for public sector entities, which differ in material respects from Mexican GAAP and U.S. GAAP. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican GAAP presented elsewhere herein.

(3)	Surplus after Government transfers, less interest payments.

(4)	Primary surplus before deposits to the Tesoreria de la Federación, the Treasury of the Federation.

Source: Ministry of Finance and Public Credit.

         Privatization Program

         Mexico is a mixed economy in which the private sector plays a major role. The areas where the private sector is dominant include agriculture, forestry, fishing, manufacturing, construction, commerce, commercial banking and other services. Since the privatization of Mexico’s commercial banks beginning in the middle of 1991, the private sector has again returned to dominance in the field of financial services. By the middle of 1992, the Government had privatized all eighteen state-owned commercial banks.

         The size of the public sector in Mexico has greatly diminished, with the number of public entities having decreased from 1,155 in December 1982 to 205 at December 31, 2001. The divestiture of Government enterprises has had an important impact on public finances. Significant revenues have been obtained from the sale of privatized companies to private investors, and the Government has been freed of the ongoing obligations to support distressed entities and fund investments needed for modernization and expansion. As a result of the above and of the efforts to strengthen public finances, the share of expenditures of the Government and public agencies included in the federal budget, excluding interest payments, decreased from 30.0% of GDP in 1982 to 19.4% of GDP in 2001.

         Some of the more important public enterprises privatized were: Renault de Mexico (automobiles) in 1983; Nacional Hotelera (hotels) in 1985; Cementos Anáhuac del Golfo (cement) in 1986; Finacril (synthetic fibers) and Grupo Atenquique (paper products) in 1987; Ingenio El Potrero (sugar) and Tereftalatos Mexicanos (petrochemicals) in 1988; Aeroméxico and Mexicana de Aviación (airlines), Grupo Dina (trucks and tractors) and Minera Lampazos (mining) in 1989; Compañía Minera de Cananea (copper), Industrias Conasupo (foodstuffs) and Telmex (telecommunications) in 1990; Altos Hornos de México (steel) and Sicartsa (steel) in 1991; the 18 Government-owned commercial banks, in 1991 and 1992; Aseguradora Mexicana (insurance), Compañía Minera Autlán (mining), and a group of state-owned media companies, including Operadora de Teatros (a theater management company), Televisión Azteca (the national television network) and Estudios América (a film studio) in 1993; and Satelites Mexicanos (satellites) in 1997 and 1998. Firms in the fishing and sugar industries were also sold. Aseguradora Hidalgo (insurance) was sold in 2002.

PUBLIC DEBT

General

         Mexico’s General Law of Public Debt, effective January 1, 1977, is designed to improve control of the public sector’s access to domestic and international financial markets. Public borrowing programs contained in the Federal Annual Revenue Law must be submitted annually to Congress for approval. The executive branch, through the Ministry of Finance and Public Credit, formulates a financial program on the basis of this authorization. The General Law of Public Debt also requires that the President (a) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the Public Account and proposing the Federal Annual Revenue Law and (b) report to Congress on a quarterly basis on the status of such indebtedness. See “Public Finance—General—Budget Process.”

         The General Law of Public Debt specifies that the ministries comprising the Government may only contract financings through the Ministry of Finance and Public Credit. Budget- and administratively controlled agencies may only incur external indebtedness after obtaining the prior authorization of the Ministry of Finance and Public Credit.

Internal Public Debt

         Internal debt is presented herein on a “net” basis, and includes the internal debt of the Government and budget-controlled agencies, excluding Banco de México’s general account balance (which was positive at June 28, 2002, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). In addition, net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). See footnote 2 to the table “Net Internal Public Debt” below. Internal debt does not include the debt of IPAB. See “Financial System—Banking Supervision and Support.”

         The outstanding principal amount of Tesobonos (short-term notes denominated in dollars but payable in pesos indexed to the value of the dollar) was reduced sharply during 1995, from U.S. $29.2 billion at December 31, 1994 to U.S. $246 million at December 31, 1995, a cumulative 99.2% decrease. By February 16, 1996, there were no outstanding Tesobonos, and Mexico has not issued Tesobonos since that date. At December 31, 2001, 100% of Mexico’s net internal debt was denominated and payable in pesos, as compared with only 44.3% of such debt at the end of 1994.

         In 2001, the Mexican Government continued to pursue an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Government in the past has introduced new instruments of longer maturities. In the last quarter of 1999, the Government offered for the first time 10-year UDI-denominated securities and guaranteed 30-year UDI-indexed bonds. In January 2000, the Government began offering three-year fixed rate peso-denominated bonds.

         In addition to the three-year fixed rate peso-denominated debt securities that were first issued in January 2000, the Government issued five-year fixed rate peso-denominated securities in May 2000. In July 2001, the Ministry of Finance and Public Credit, through Banco de México, executed the first auction of ten-year fixed rate peso-denominated bonds. This was the first time that an instrument of this type was offered in the domestic market. With the issuance of these securities, the Government intends to establish a long-dated benchmark yield curve and to begin to develop a long-term private domestic debt market. The Government anticipates that the issuance of these instruments will also encourage:

         •     increased use of long-term fixed rate contracts;

         •     the issuance of long-term peso-denominated securities by Mexican companies;

         •     the development of long-term financial hedging products; and

         •     the potential to direct long-term savings toward the financing of long-term investment projects.

         At December 31, 2001, the net internal debt of the Government totaled U.S. $75.6 billion, an increase of U.S. $12.3 billion (or 19.4%) from the U.S. $63.3 billion outstanding at December 29, 2000. The increase in net internal debt was attributable to the fact that, as was the case in previous years, the Government financed its deficit primarily through borrowings in the domestic market. At the end of December 2001, the average maturity of internal debt was 748 days, as compared with 538 days at December 29, 2000.

         At June 28, 2002, the net internal debt of the Government was U.S. $73.3 billion, as compared with U.S. $75.6 billion outstanding as of December 31, 2001. At the end of June 2002, the average maturity of internal debt was 793 days, as compared with 748 days at December 31, 2001.

         The following table summarizes the net internal public debt of the Government and the budget-controlled agencies at each of the dates indicated.

Net Internal Public Debt

	December 31,
						June 28,
	1997	1998	1999	2000	2001(1)	2002(1)

			(in billions of dollars)
Total net internal debt(2)	$32.2	$34.9	$47.7	$63.3	$75.6	$73.3

Government	32.1	34.8	47.7	63.3	75.6	$73.3

Peso-denominated	32.1	34.8	47.7	63.3	75.6	$73.3

Foreign currency-denominated

(Tesobonos)(2)	0.0	0.0	n.a.	n.a.	n.a.	n.a.

Budget-controlled agencies	0.1	0.1	n.a.	n.a.	n.a.	n.a.

Peso-denominated	0.0	0.0	n.a.	n.a.	n.a.	n.a.

Foreign currency-denominated	0.1	0.1	n.a.	n.a.	n.a.	n.a.

Note: Totals may differ due to rounding.

n.a.	= Not available.

(1)	Preliminary.

(2)	Does not include Tesobonos sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately U.S. $12.0 billion at December 31, 1994. Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

Source: Ministry of Finance and Public Credit.

External Public Debt

         The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies and the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included unless and until the Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.

         The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Government, budget-controlled agencies and administratively controlled agencies and a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of IPAB. See “Financial System—Banking Supervision and Support.” See footnote 1 to the table “Summary of External Public Debt” below.

Summary of External Public Debt(1)
By Type

	Long-Term Direct
	Debt of the Federal	Long-Term Debt of Budget	Other Long-Term Public			Total Long- and
	Government	Controlled Agencies	Debt(2)	Total Long-Term Debt	Total Short-Term Debt	Short- Term Debt

			(in millions of dollars)
December 31,

1997	48,827	9,514	25,920	84,261	4,060	88,321

1998	52,043	10,557	25,297	87,897	4,398	92,295

1999	52,738	11,101	24,158	87,997	4,293	92,290

2000	46,065	10,853	23,386	80,304	3,754	84,058

2001	44,070	10,361	22,224	76,655	3,684	80,339

June 28, 2002	42,334	9,765	21,560	73,659	4,291	77,950

By Currency(3)

	December 31,										June 28,

	1997		1998		1999		2000		2001		2002

	(in millions		(in millions		(in millions		(in millions		(in millions		(in millions
	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)	of $)	(%)

U.S. Dollars	71,750	81.3	74,551	80.8	75,853	82.2	71,065	84.0	69,933	87.0	67,903	87.1

Japanese Yen	6,881	7.8	6,956	7.5	7,124	7.7	5,878	7.0	4,708	5.9	4,175	5.4

Deutsche Marks	3,940	4.4	4,132	4.5	3,201	3.5	1,270	1.5	390	0.5	0	0

Pounds Sterling	903	1.0	838	0.9	743	0.8	144	0.2	140	0.2	149	0.2

French Francs	1,909	2.2	1,910	2.1	1,521	1.7	628	0.7	170	0.2	38	0

Swiss Francs	268	0.3	265	0.3	214	0.2	27	0.0	135	0.2	147	0.2

Others	2,670	3.0	3,642	3.9	3,634	3.9	5,588	6.6	4,863	6.0	5,538	7.1

Total	$88,321	100.0	$92,295	100.0	$92,290	100.0	$84,600	100.0	$80,339	100.0	$77,950	100.0

Note: Totals may differ due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Bancode México with the IMF (none of these were outstanding at June 28, 2002), (b) external borrowings by the public sector after June 28, 2002, including approximately U.S. $1.75 billion in capital market financings and (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt (see “—External Debt Restructuring and Debt and Debt Service Reduction Transactions” below) and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Government.

(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

         Since 1990, the majority of the public sector’s new external borrowings have consisted of debt securities placed in the international capital markets, although during Mexico’s 1995 financial crisis official and multilateral creditors provided significant amounts of financing to Mexico. At December 31, 2001, commercial banks held approximately 11.7% of Mexico’s total public sector external debt (excluding bonds issued in debt exchange transactions), multilateral and bilateral creditors (excluding the IMF) held 23.1%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held 62.1% and others held the remaining 3.1%.

         At December 31, 2001, Mexico’s gross external public debt totaled U.S. $80.3 billion, a decrease of U.S. $3.8 billion from the U.S. $84.1 billion outstanding at December 29, 2000. The 4.5% reduction in the stock of gross external public debt was largely due to the Government’s repurchase and redemption of more than U.S. $8.6 billion of Brady Bonds, in a series of transactions during 2001 and prior years, as part of the Government’s debt management initiatives. Overall, total public debt (gross external debt plus net internal debt) at December 31, 2001, represented approximately 23.3% of nominal GDP.

         At June 28, 2002, commercial banks held approximately 10.5% of Mexico’s total public sector external debt (excluding bonds issued in debt exchange transactions), multilateral and bilateral creditors (excluding the IMF) held 23.8%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held 61.2% and others held the remaining 4.6%.

         Outstanding gross external debt decreased by approximately U.S. $2.4 billion in the first half of 2002, from U.S. $80.3 billion at December 31, 2001, to U.S. $78.0 billion at June 28, 2002. Of this amount, U.S. $73.7 billion represented long-term debt and U.S. $4.3 billion represented short-term debt at December 31, 2001.

         In September 2002, the Government issued U.S. $1.75 billion of 8.00% Global Notes due 2022. The Government used a portion of the proceeds of this offering to repurchase approximately U.S. $1.31 billion of its U.S dollar-denominated Collateralized Fixed Rate Bonds Due 2019.

         In November 1997, the Government arranged with a group of commercial and investment banks a U.S. $2.66 billion standby credit facility (the “Liquidity Facility”) to provide liquidity to Mexico in the event that external events or volatility in the international capital markets should limit Mexico’s access to other sources of credit. The Liquidity Facility had a term of 18 months and could be prepaid by Mexico at any time. On October 7, 1998, the Government drew down the entire amount (U.S. $2.66 billion) of the Liquidity Facility.

         In April 1999, Mexico cancelled approximately U.S. $1,877 million principal amount of loans outstanding under the Liquidity Facility pursuant to a loan exchange offer dated February 26, 1999. In addition, simultaneously with the exchange pursuant to the loan exchange offer, Mexico cancelled, pursuant to Section 3 of the Liquidity Facility, additional loans outstanding under the Liquidity Facility in the principal amount of approximately U.S. $228 million. Loans cancelled pursuant to Section 3 were exchanged by the tendering banks for approximately U.S. $228 million aggregate principal amount of Floating Rate Notes due 2000. In April 2000, Mexico paid the remaining U.S. $557 million of loans outstanding under the Liquidity Facility after the exchanges described above.

Amortization Schedule of Total Public Sector External Debt(1)

(in millions of dollars)

	Outstanding
	as of
	June 30,
	2002	2002	2003	2004	2005	2006	2007

Public Sector Total	77,950	7,005	8,729	6,726	5,634	5,482	5,134

A. Private Creditors(2)	44,219	2,516	3,746	3,597	3,049	2,986	3,203

Capital Markets(Bonds)	41,108	1,312	2,742	3,232	2,894	2,837	3,114

Commercial Banks	3,111	1,204	1,004	365	155	149	89

Direct	1,875	1,128	466	199	21	18	11

Syndicated	886	76	188	166	134	131	78

Guaranteed Commercial Paper	350	0	350	0	0	0	0

B. Multilateral Creditors	16,069	899	1,745	1,799	1,842	1,850	1,655

Inter-American Development Bank	6,055	253	519	533	564	583	571

World Bank	10,014	646	1,226	1,266	1,278	1,267	1,084

C. External Trade	6,640	2,372	1,371	824	384	315	219

Eximbanks	2,456	238	471	399	220	197	129

Commercial Banks(3)	3,738	2,134	657	222	164	118	90

Guaranteed Commercial Paper(3)	446	0	243	203	0	0	0

D. Restructured Debt	8,847	395	515	506	359	331	57

Brady Bonds	6,586	0	0	0	0	0	0

Multi-Year Restructure Agreements (MYRAs)	541	183	116	121	60	61	0

New Money	312	57	113	113	29	0	0

Other(4)	1,408	155	286	272	270	270	57

E. Other(5)	2,175	823	1,352	0	0	0	0

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	Other Years

Public Sector Total	5,060	4,572	4,040	3,396	2,042	835	376	215	2,491	314	15,899

A. Private Creditors(2)	3,414	2,687	2,931	2,529	1,512	363	0	0	2,395	242	9,049

Capital Markets(Bonds)	3,370	2,654	2,904	2,500	1,500	363	0	0	2,395	242	9,049

Commercial Banks	44	33	27	29	12	0	0	0	0	0	0

Direct	8	8	8	8	0	0	0	0	0	0	0

Syndicated	36	25	19	21	12	0	0	0	0	0	0

Guaranteed Commercial Paper	0	0	0	0	0	0	0	0	0	0	0

B. Multilateral Creditors	1,440	1,710	891	739	425	370	284	146	62	40	172

Inter-American Development Bank	565	541	504	400	260	209	197	104	40	40	172

World Bank	875	1,169	387	339	165	161	87	42	22	0	0

C. External Trade	203	172	138	125	102	100	90	67	34	32	92

Eximbanks	125	110	82	76	72	70	63	61	28	27	88

Commercial Banks(3)	78	62	56	49	30	30	27	6	6	5	4

Guaranteed Commercial Paper(3)	0	0	0	0	0	0	0	0	0	0	0

D. Restructured Debt	3	3	80	3	3	2	2	2	0	0	6,586

Brady Bonds	0	0	0	0	0	0	0	0	0	0	6,586

Multi-Year Restructure Agreements (MYRAs)	0	0	0	0	0	0	0	0	0	0	0

New Money	0	0	0	0	0	0	0	0	0	0	0

Other(4)	3	3	80	3	3	2	2	2	0	0	0

E. Other(5)	0	0	0	0	0	0	0	0	0	0	0

Note: Totals may differ due to rounding. Note: Totals may differ due to rounding.

(1)	External debt of Mexico is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amounts. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been cancelled. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 28, 2002), (b) external borrowings by the public sector after June 28, 2002, including approximately U.S. $1.75 billion of capital market financings and (c) loans from the Commodity Credit Corporation to private sector Mexican banks. Mexico only updates this table semi-annually (in June and December); for this reason data included in the public debt section may not be reflected in this table.

(2)	Excludes foreign trade and restructured debt.

(3)	Includes foreign trade lines, revolving credits and other short-term credits.

(4)	Includes debt assumed by the Federal Government.

(5)	Refers to changes in direct debt, related to long-term productive infrastructure projects (PIDIREGAS).

Source: Ministry of Finance and Public Credit.

The Government’s debt policy during the past few years, together with the dynamic behavior of exports, have made possible a significant reduction of interest payments on external public sector debt as a percentage of total exports, with these payments decreasing from 6.1% of total exports in 1997 to 4.4% in 2001. In 2001, interest payments on public sector external debt totaled U.S. $7.4 billion, a 3.4% decrease in nominal terms from the amount of these payments in 2000. Debt service payments on public sector debt were equivalent to 3.3% of GDP in 2001, as compared with 3.7% of GDP in 2000.

External Debt Restructuring and Debt and Debt Service Reduction Transactions

         In August 1982, Mexico requested and received from its major commercial bank creditors a 90-day rollover of principal payments on most external public sector debt; bilateral credits were also restructured. No such request was made to bondholders or multilateral financial institutions (primarily the World Bank, the IMF and the Inter-American Development Bank) and no restructuring of bond debt or debt owed to multilateral institutions has taken place since then.

         Over the five years following 1982, Mexico and its commercial bank creditors concluded three separate debt restructuring and new money exercises. In 1983, 1985 and 1987, Mexico and the banks agreed to extend the maturities of agreed-upon portions of the outstanding external public sector debt and, in some cases, to alter the interest rates and currencies applicable to the restructured debt. In connection with each restructuring exercise (and with the 1989-92 Financing Package referred to below), Mexico requested and received 90-day rollovers of maturing principal payments pending finalization of documentation for the respective restructurings. During this period, Mexico also entered into agreements with the Paris Club to reschedule payments on loans made or guaranteed by official, bilateral creditors to the Mexican public sector and received support (in the form of structural adjustment and project loans from the World Bank and the Inter-American Development Bank and standby facilities, extended fund arrangements and contingency facilities with the IMF) from its multilateral creditors.

         The 1989-92 Financing Package for Mexico, implemented in March 1990, was intended to reduce the principal amount of, and the debt service burden associated with, Mexico’s commercial bank debt, and to secure sufficient future financing to allow Mexico to resume sustained economic growth. The Financing Package offered commercial banks options for debt reduction, interest reduction and new money. Under the interest reduction option, existing indebtedness was exchanged for 30-year bonds (“Par Bonds”) that, in the case of bonds denominated in dollars, bear interest at the fixed rate of 6.25% per annum. Under the principal reduction option, existing indebtedness was exchanged for 30-year bonds (“Discount Bonds”) having a principal amount equal to 65% of the principal amount of such existing indebtedness and an interest rate of LIBOR plus 13/16% per annum. Under the new money option, certain banks committed to provide Mexico with new money (through a combination of bonds, traditional bank credits and bank credits prepayable to fund trade credits or public sector loans) over three years in an aggregate amount equal to 25% of their holdings of then-existing indebtedness. As a result of the Government’s reduction of its external public debt through the cancellation of Brady Bonds, as discussed below, there are no longer any Discount Bonds outstanding.

         The Par Bonds denominated in dollars and Italian Lira are secured, as to repayment of principal at maturity, by zero-coupon bonds sold to Mexico by the U.S. Treasury Department; similar high quality collateral secures Par Bonds denominated in other currencies. Cash and short-term investments under the control of the Federal Reserve Bank of New York, as collateral agent, have been pledged to secure the payment of approximately 18 months of interest on the Par Bonds denominated in dollars; most of the other series of Par Bonds also benefit from interest collateral. The Discount Bonds had similar principal and interest collateral. In addition, the Discount Bonds and Par Bonds were issued with 17 series of Value Recovery Rights, which provide for certain additional, limited contingent payments based on the performance of Mexico’s oil export revenues. Several series of Value Recovery Rights now trade separately from the related Discount Bonds and Par Bonds.

         Of the approximately U.S. $48 billion of external debt held by Mexico’s commercial bank creditors in 1989, approximately U.S. $43 billion participated in the principal and interest reduction options—approximately U.S. $20.6 billion was exchanged for Discount Bonds and the balance was exchanged for Par Bonds. Thus, Mexico was able to reduce the principal amount of its external debt by approximately U.S. $7 billion. The balance of Mexico’s commercial bank creditors agreed to participate in the new money option and to lend Mexico approximately U.S. $1.07 billion in new credits over four years.

         In addition to Mexico’s strong commitment to work closely with its commercial bank and multilateral creditors on the path to economic recovery, debt reduction has been and continues to be another of its goals. In mid-1986, Mexico began to authorize the conversion of debt into equity investment as a means of reducing its stock of external obligations. The total value of debt-equity swaps grew from U.S. $363.2 million in 1986 to U.S. $1.48 billion in 1987, when the debt equity conversion program was suspended in order to evaluate the impact on the economy of the program as then structured. In March 1990, Mexico introduced a new debt-equity swap program which was implemented by two auctions of transferable debt conversion rights held in July and October 1990. Proceeds of the conversions could be used only to acquire public sector assets being privatized and to finance infrastructure projects. Pursuant to the program, a total of U.S. $3.5 billion of conversion rights were awarded in the auctions at a discount of approximately 52% of the nominal value of the eligible debt to be converted. Only approximately one-third of these rights (which expired in April 1992) were exercised since Mexico’s debt generally traded well above 52% after the issuance of the rights. In addition, since 1989 and through December 31, 1999, approximately U.S. $1.4 billion of debt was acquired by the Government in exchange for peso deposits in this principal amount to non-profit private or public organizations to be used to finance approved education, environmental, housing, public works and other social projects undertaken by nonprofit organizations.

         Under a debt-for-debt exchange that took place in the first quarter of 1988, Mexico retired a net amount of U.S. $1.1 billion of commercial bank debt at an average discount of 30.3% through the issuance of 20-year collateralized bonds offered to its bank creditors on an auction basis. Mexico redeemed all of those outstanding collateralized bonds at par in March 1997. In the third quarter of 1991, Mexico issued U.S. $1.151 billion of ten-year floating rate notes, called Floating Rate Privatization Notes, in exchange for the cancellation of U.S. $1.171 billion of deposits held by international commercial banks with foreign branches and agencies of Mexican banks. Virtually all of the Floating Rate Privatization Notes were tendered at par in payment for shares of Mexican commercial banks that were privatized in 1991 and 1992.

         In 1992, the Government canceled U.S. $7.181 billion of its external debt acquired through the exercise of the conversion rights described above, through exchanges of debt to fund social projects as described above and through various debt-for-debt exchanges and cash purchases during the 1990-1992 period.

         In May 1996, the Government issued U.S. $1.75 billion in 30-year bonds in exchange for the cancellation of U.S. $2.059 billion of its outstanding U.S. dollar-denominated Discount Bonds and U.S. $306 million of its outstanding U.S. dollar-denominated Par Bonds pursuant to an exchange offer open to all of the holders of those bonds. The price at which the bonds were exchanged was determined through a “modified Dutch auction.”

         On July 10, 2000, the Government announced that it would reduce its external public debt by U.S. $6.67 billion through the cancellation of Brady Bonds acquired in the international markets through debt exchanges, outright purchases and early redemptions, prepayments of various debt instruments denominated in euros or other European currencies and exchange rate gains arising from several hedging operations.

Since that date, the Government has continued to engage in liability management transactions, such as:

•	a September 2000 offer to purchase its Swiss Franc-denominated Par Bonds;

•	an October 2000 offer to purchase, through a modified Dutch auction process, several other series of its Par Bonds;

•	a March 2001 offer to exchange dollar-denominated Discount Bonds and Par Bonds for a new combination of unsecured global bonds due 2019 and a payment in cash;

•	a May 2001 repurchase of U.S. $1,049,288,000 aggregate principal amount of U.S. dollar-denominated Discount Bonds and Par Bonds;

•	an August 2001 repurchase of U.S. $440,835,000 aggregate principal amount of U.S. dollar-denominated Par Bonds;

         •     an October 2001 redemption of U.S. $192,340,000 aggregate principal amount of U.S. dollar-denominated Discount Bonds;

         •     a May 2002 redemption of U.S. $259,555,000 aggregate principal amount of U.S. dollar-denominated Discount Bonds;

         •     a June 2002 redemption of U.S. $589,073,000 aggregate principal amount of U.S. dollar-denominated Discount Bonds; and

         •     a September 2002 repurchase of U.S.$1,305,617,000 of U.S. dollar-denominated Par Bonds.

         Mexico expects to continue to pursue liability management transactions, including the exchange, purchase or redemption of outstanding debt, when it considers that market conditions are favorable.

Debt Record

         Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted in the payment of principal or interest on any of its external indebtedness. See “—External Debt Restructuring and Debt and Debt Service Reduction Transactions” above.

TABLES AND SUPPLEMENTARY INFORMATION

PUBLIC DEBT OF THE GOVERNMENT

I. Direct Debt of the Government

Table I. Floating Internal Debt at June 28, 2002

(payable in pesos)

			Outstanding	Amortization or
	Interest	Maturity	Principal	Sinking Fund
Title	Rate	Date	Amount	Provision

(in millions)
Treasury Certificates (“Cetes”)	Various	Various	Ps. 194,769.7	None

Other(1)	Various	Various	(119,423.5)	None

Total Floating Internal Debt			Ps. 75,346.2

(1)	Includes Banco de México’s General Account Balance, which is negative (indicating moneys owing to the Federal Government).

Table II. Funded Internal Debt at June 28, 2002
(payable in pesos)

			Outstanding		Amortization or
	Interest	Maturity	Principal		Sinking Fund
Title	Rate	Date	Amount		Provision

			(in millions)
Fixed-Rate Bonds	Fixed	Various	Ps.	152,723.8	None

Debt assumed by the Federal Government	Various	Various		13.2	Various

Development Bonds (“Bondes”)	Various	Various		329,654.2	None

UDI-denominated Development Bonds (“UDI bonds”)	Various	Various		92,333.3	None

Retirement Saving System Fund (“Fondo de Ahorro/SAR”)	Various	Various		54,399.3	None

Others	Various	Various		28,814.8	None

Total Funded Internal Debt			Ps.	657,938.6

Table III. Funded External Debt at June 28, 2002

A. Pre-1917 Debt

Bond Issues at June 28, 2002

		Outstanding
Title	Currency(1)	Amount	Remarks

		(in thousands)
Bonds originally issued or guaranteed by the Federal Government, subject to debt settlement agreement of November 5, 1942	USD	$130	(2)

Railroad Bonds assumed by the Federal Government, subject to debt settlement agreement of February 20, 1946	USD	363	(3)

Total Pre-1917 Debt		$493

B. Post-1917 Debt

Bond Issues at June 28, 2002

					Original	Principal
		Date of	Maturity		Principal	Amount
Title	Coupon (%)	Issue	Date	Currency(1)	Amount	Outstanding	Remarks

					(in thousands)
Bonds of the United Mexican States for Economic Development 161/2% Loan Stock 2008	16 1/2	Sep. 1981	Sep. 2008	STG	50,000	46,691	(4)

Collateralized Fixed Rate Bonds Due 2019 (“Par Bonds”)

USD Par Series A	6.25	March 1990	Dec. 2019	USD	1,494,341	1,494,341	(5)

USD Par Series B	6.25	March 1990	Dec. 2019	USD	4,169,215	4,158,173	(5)

DGU Par Series	5.31	March 1990	Dec. 2019	€	17,604	7,988	(5)

DMK Par Series	5.01	March 1990	Dec. 2019	€	812,801	415,196	(5)

LRA Par Series	10.75	March 1990	Dec. 2019	€	954,751	507,527	(5)(6)(7)

SSF Par Series	3.75	March 1990	Dec. 2019	SF	5,052	5,052	(5)(7)

Floating Rate Bonds Due 2005 (“New Money Bonds”)	Variable	March 1990	March 2005	USD	173,761	41,025	(8)

Guaranteed Floating Rate Bonds Due 2010	Variable	June 1990	June 2010	USD	78,040	76,466	(9)

8.50% Notes due September 15, 2002	8.50	Sep. 1992	Sep. 2002	USD	250,000	250,000

Interest-Only Notes due 2008	Variable	Jan. 1996	Mar. 2008	USD	259,764	239,782	(12)

10.375% DM Notes due 2003	10.375	Jan. 1996	Jan. 2003	DM	1,500,000	1,500,000	(11)

11.50% Global Bonds due 2026	11.50	May 1996	May 2026	USD	1,750,000	1,750,000

6.75% Yen Notes due 2006	6.75	June 1996	June 2006	¥	100,000,000	100,000,000

DM Step-Up Puttable Notes due 2004	10.875- 8.125	Sep. 1996	Sep. 2004	DM	1,000,000	1,000,000	(11)

11.375% Global Bonds due 2016	11.375	Sep. 1996	Sep. 2016	USD	1,000,000	1,000,000

5.0% Yen Notes due 2002	5.0	Sep. 1996	Sep. 2002	¥	50,000,000	50,000,000	(11)

5.0% Yen Notes due 2002	5.0	Sep. 1996	Sep. 2002	¥	20,000,000	20,000,000

Notes due 2004	10.875- 8.125	Oct. 1996	Sep. 2004	DM	500,000	500,000	(11)

Notes due 2003	9.579	Dec. 1996	Dec. 2003	USD	500,000	500,000	(13)

Notes due 2007	9.875	Jan. 1997	Jan. 2007	USD	1,000,000	1,000,000

Notes due 2007	9.125	Feb. 1997	Feb. 2007	LRA	500,000,000	500,000,000	(11)

DM Bonds of 1997/2009	8.250	Feb. 1997	Feb. 2009	DM	1,000,000	1,000,000	(11)

Bonds of 1997/2009	9.80	Feb. 1997	Feb. 2009	USD	269,650	269,650

Yen Notes due 2004	4.000	Mar. 1997	Mar. 2004	¥	50,000,000	50,000,000

Notes due 2017	11.0	May 1997	May 2017	LRA	500,000,000	500,000,000	(11)

9 7/8% Global Bonds due 2007	9.875	June 1997	Jan. 2007	USD	500,000	500,000

DM Bonds of 1997/2008	8.0	July 1997	July 2008	DM	750,000	750,000	(11)

Notes due 2004	8.375	July 1997	July 2004	LRA	500,000,000	500,000,000	(11)

Notes due 2003	7.00	Oct. 1997	June 2003	C$	500,000	500,000

					Original	Principal
		Date of	Maturity		Principal	Amount
Title	Coupon (%)	Issue	Date	Currency(1)	Amount	Outstanding	Remarks

					(in thousands)

Notes due 2004	7.625	Oct. 1997	Oct. 2004	€	400,000	400,000	(11)

8.625% Global Bonds due 2008	8.625	Mar. 1998	Mar. 2008	USD	1,000,000	1,000,000

Step-Down Notes due 2013	10.0-7.375	Apr. 1998	Apr 2013	LRA	750,000,000	750,000,000	(11)

Floating Rate Notes due 2003	Variable	June 1998	June 2003	€	92,978	92,978	(11)

Notes due 2005	8.265	June 1998	June 2005	USD	475,000	475,000	(13)

Global Bonds due 2009	10.375	Feb. 1999	Feb. 2009	USD	1,000,000	1,000,000	(14)

Notes due 2009	10.375	Apr. 1999	Feb. 2009	USD	500,000	500,000

Floating Rate Notes due 2004	Variable	Apr. 1999	Apr. 2004	€	372,913	372,913	(11)

Notes due 2005	9.75	Apr. 1999	Apr. 2005	USD	1,000,000	1,000,000

Notes due 2006	7.375	July 1999	July 2006	€	400,000	400,000	(11)

11.375% Global Bonds due 2016	11.375	Aug. 1999	Sep. 2016	USD	400,000	400,000

Global Bonds due 2009	10.375	Oct. 1999	Feb. 2009	USD	425,000	425,000

Yen Notes due 2003	3.00	Nov. 1999	Nov. 2003	¥	30,000,000	30,000,000

Notes due 2010	9.875	Jan. 2000	Feb. 2010	USD	1,500,000	1,500,000

Notes due 2010	9.875	Mar. 2000	Feb. 2010	USD	500,000	500,000

Global Bonds due 2016	11.375	Feb. 2000	Feb. 2016	USD	994,641	994,641

Global Bonds due 2010	7.5	Mar. 2000	Feb. 2010	€	1,000,000	1,000,000	(11)

Notes due 2008	8.625	Apr. 2000	Mar. 2008	USD	500,000	500,000

Yen Notes due 2005	2.60	May. 2000	May. 2005	¥	50,000,000	50,000,000

Notes due 2006	8.5	Aug. 2000	Feb. 2006	USD	1,500,000	1,500,000

Yen Notes due 2004	2.25	Sep. 2000	Sep. 2004	¥	50,000,000	50,000,000

Notes due 2011	8.375	Jan. 2001	Jan. 2011	USD	1,500,000	1,500,000

Notes due 2008	7.375	Mar. 2001	Mar. 2008	€	750,000	750,000	(11)

Notes due 2019	8.125	Mar. 2001	Dec. 2019	USD	3,300,000	3,300,000

Notes due 2011	8.375	May 2001	Jan. 2011	USD	1,000,000	1,000,000

Notes due 2031	8.300	Aug. 2001	Aug. 2031	USD	1,500,000	1,500,000

Notes due 2031	8.300	Dec. 2001	Aug. 2031	USD	1,000,000	1,000,000

Notes due 2012	7.500	Jan. 2002	Jan. 2012	USD	1,500,000	1,500,000

Loans from Multilateral and Bilateral Organizations

at June 28, 2002

	Interest	Date	Maturity		Principal Amount
Title	Rate (%)	of Issue	Date	Currency(1)	Outstanding (16)	Remarks

					(in thousands
					of dollars)
Loans from the International Bank for Reconstruction and Development (“World Bank”) and the Inter-American Development Bank	Variable, ranging from 7.25 to 11.6; some variable	Various	Various	ATS, Bfr, C$, DM, DFL, Dirham, Escudo, FF, LRA, KD, LD, Markka, NK, PE, Rand, Riyal, Special Drawing Right, SF, SK, STG, USD, VB, ¥	$13,839,218	(10)(16)

Loans from Banks and Suppliers

at June 28, 2002

					Original	Principal
	Interest	Date of	Maturity		Principal	Amount
Title	Rate (%)	Issue	Date	Currency(1)	Amount	Outstanding	Remarks

					(in thousands of dollars)
Various assumed by the Federal Government	Various	Various 1976-1983	Various	DM, USD	$2,110,900	$165,430	(10)

Indebtedness with or guaranteed by, official creditors (“Paris Club”)	Various	1987-1995	1992-2005	FF, LRA, PE, SF, STG, USD	15,000,000	0	(10)(17)

1983 Credit Agreement	Various	March 1983	March 2005	USD	5,000,000	41	(18)

1984 Credit Agreement	Various	April 1984	March 2005	USD	3,800,000	36	(18)

Combined Multi-Year Restructure Agreement	Various	February 1990	October 2006	Bfr, DM, FF, USD	1,437,361	32,254	(10)(19)

Combined Old New Money Agreement	Various	February 1990	March 2005	Bfr, DM, USD	1,092,848	63,644	(10)(15)

1989-92 Credit Agreement	Various	February 1990	March 2005	Bfr, DM, FF, SF, USD	348,732	158,944	(10)(15)

Onlending and Trade Credit Agreement	Various	February 1990	March 2005	DGU, DM, FF, USD	420,000	152,889	(10)(20)

Others	Various	Dec. 1995	Dec. 2000	USD	709,911	453,208

Total Post-1917 Debt						$42,333,886	(21)

Total Funded External Debt						$42,333,719	(21)

(1)	The currencies are defined as: ATS, Austrian shillings; Bfr, Belgian franc; C$, Canadian dollar; DM, Deutsche mark; DFL, Dutch guilder; Dirham, United Arab Emirates dirham; Escudo, Portuguese escudo; FF, French franc; LRA, Italian lira; KD, Kuwait dinar; LD, Libyan dinar; Markka, Finnish markka; Ps., Mexican peso; NK, Norwegian krone; PE, Spanish peseta; STG, Pound sterling; Rand, South African rand; Riyal, Saudi Arabian riyal; SDR, Special Drawing Rights; SF, Swiss franc; SK, Swedish krona; USD, United States dollar; VB, Venezuelan bolivar; ¥, Japanese yen; and €, Euros

(2)	As a result of several years of internal disturbances, all Mexican federal debt outstanding in 1914 went into default in that year. Debt settlement agreements made in the 1920’s were not carried out by the Government because of continuing financial difficulties, but in 1942 and 1946 the Government entered into agreements providing for the settlement of substantially all of the direct debt of the Government, certain other debt assumed or guaranteed by it and bonds of the National Railways. The holders of more than 99% of eligible obligations (excluding those bonds which vested in Mexico as described below) assented to those terms. All outstanding bonds the holders of which assented to the settlement agreement of 1942 were called for redemption in 1960 and the funds received for such prepayment were deposited with The Chase Manhattan Bank, N.A. Although no provision has been made for payment of the bonds the holders of which registered but did not assent to the settlement agreement of 1942, the Government includes such bonds in its external debt at the reduced principal amounts established by the settlement agreement of 1942. No provisions are currently made for the payment of principal of or interest on these bonds. Bonds in the aggregate original principal amount of U.S. $29,759,656 the holders of which did not register to become eligible for the settlement agreement of 1942 are not considered to be debt of the Government and consequently are not included in the total. Pursuant to the Law Concerning the Disposition of Enemy-held Bonds of December 29, 1951, enacted in view of Mexico’s status as one of the Allied Nations in World War II and in accordance with the principles of post-war international reparations, the rights to all “enemy-held” bonds subject to the settlement agreement of 1942 were vested in the nation and all the rights and claims of holders of such bonds were extinguished. “Enemy-held” bonds were defined to include not only those bonds which during the war were located in enemy territory or held by enemy nationals but also those bonds the holders of which had failed to register during the periods provided in the relevant decrees. Prior to 1951 and during a reopened period which finally terminated on November 20, 1953, the Government accorded non-enemy status to certain bonds the holders of which submitted appropriate applications and evidence. No provisions are currently made for the payment of principal of or interest on these bonds.

(3)	Substantially all outstanding bonds the holders of which assented to the settlement agreement of 1946 have been redeemed or repurchased. Although no provision has been made for payment of the bonds the holders of which registered but did not assent to the settlement agreement of 1946, the Government includes such bonds in its external debt at the reduced principal amounts established by the settlement agreement for holders electing Plan A (approximately 20% of the original principal amount). No provisions are currently made for the payment of principal of or interest on these bonds. Bonds the holders of which did not register under the settlement agreement of 1946, in the aggregate original principal amount of U.S. $9,481,000, are not considered to be debt of the Government and are not included in the total for the reason set forth in footnote (2) above. No provisions are currently made for the payment of principal of or interest on these bonds.

(4)	Payment of the principal amount at stated maturity of the bonds is secured by the pledge (in March 1988) of U.S. Treasury zero-coupon obligations and zero-coupon receipts evidencing interests in U.S. Treasury obligations having a face amount at least equal to the outstanding principal amount of the bonds. Holders of the bonds have no recourse to the principal collateral prior to March 30, 2008. At June 28, 2001, the aggregate market value of the collateral securing the payment of principal of the bonds was approximately U.S. $73.4 million. Payment of the interest on the bonds is secured by a pledge (in March 1990) of cash and permitted investments having a face amount equal to the lesser of (i) 15% of the aggregate outstanding principal amount of the bonds and (ii) the aggregate amount of interest payable on the bonds from the last interest payment date on which interest was paid in full to the stated maturity date of such bonds. Permitted investments include: (i) senior direct obligations of, and obligations fully guaranteed by, the United States or certain of its agencies and instrumentalities; (ii) senior direct obligations of international development banks having a qualified rating; (iii) obligations rated AAA or AA by Standard & Poor’s Corporation or Aaa or Aa by Moody’s Investors Service (a “qualified rating”) and fully guaranteed by an international development bank; (iv) demand and time deposits in, certificates of deposit of, or banker’s acceptances issued by, any Federal Reserve Bank or banking institution with commercial paper rated at least A-2 or P-2; (v) repurchase obligations with respect to any security described in clause (i) or clause (ii) with primary dealers or banks having commercial paper rated at least A-2 or P-2; (vi) securities with a qualified rating; (vii) commercial paper rated A-1 or P-1; (viii) senior direct obligations of corporations with qualified ratings or commercial paper rated A-1 or P-1; (ix) repackaged senior direct obligations of the United States or certain of its agencies and instrumentalities; and (x) other investments that are acceptable to Moody’s Investors Service or Standard & Poor’s Corporation as permitted investments of funds held as collateral for securities having a qualified rating. In the event that interest on the bonds is not paid within 30 days after the due date thereof, the interest collateral for the bonds will be made available for the payment of such interest at the request of the holders of not less than 25% of the aggregate principal amount of the bonds then outstanding. In the event that any interest collateral is applied to the payment of the interest due on the bonds, Mexico is not obligated to pledge additional collateral to secure interest payments on the bonds. At June 28, 2001, the aggregate market value of the collateral securing interest on the bonds was approximately U.S. $27.53 million.

(5)	Payment of principal at stated maturity of dollar- and lira-denominated bonds is secured by the pledge of U.S. Treasury zero-coupon bonds having a face amount at maturity equal to the principal amount of the bonds. Payment of principal at maturity of Discount Bonds and Par Bonds denominated in other currencies is secured by a pledge of zero-coupon securities issued by governments or government agencies (or, in the case of the SSF Par Series, Swiss Bank Corporation). Holders of the bonds have no recourse to the principal collateral prior to the stated maturity date of the bonds. At June 28, 2001, the aggregate market value of the collateral securing principal of the bonds of all series was approximately U.S. $2.39 billion. Payment of a portion of the interest on the bonds (other than bonds of the SSF Par Series) is secured by a pledge of cash or permitted investments held by the Federal Reserve Bank of New York, as collateral agent. As of the date of issuance, the interest collateral (together with the amount available under a letter of credit which was subsequently replaced with a pledge of permitted investments) for the dollar-denominated bonds was sufficient to secure 18 months of interest thereon (calculated, in the case of Discount Bonds, at an assumed constant interest rate of 10% per annum). Permitted investments with respect to interest collateral for the dollar-denominated bonds are described in footnote (4) above; comparable investments are permitted with respect to the interest collateral for bonds denominated in currencies other than dollars. In the event that interest on the bonds of any series is not paid within 30 days after the due date thereof, the interest collateral for such series will be made available for the payment of such interest at the request of the holders of not less than 25% of the aggregate principal amount of such series then outstanding. In the event that any interest collateral is applied to the payment of the interest due on any series of bonds, Mexico is not obligated to pledge additional collateral to secure interest payments on the bonds of such series. At June 28, 2000, the aggregate market value of the collateral securing interest on the bonds was approximately U.S. $0.651 billion.

(6)	The principal amount of the bonds is stated in, and the principal amount of the bonds is repayable at maturity in, dollars. Interest on the bonds is payable in Italian lire based on the lira-denominated principal amount stated on the bond (determined by converting into lire the dollar principal amount stated on the bond at a lira/dollar exchange rate of 1255.33).

(7)	Recourse of the holder to Mexico with respect to payment of principal of the bonds is limited to the principal collateral securing the bonds.

(8)	Principal of the bonds is payable in 16 equal semi-annual installments, commencing in September 1997.

(9)	Originally referred to as “Guaranteed Floating Rates Bonds Due 2006.” The bonds and the related fiscal agency agreement were amended on June 19, 1995 to, among other things, extend the final maturity of the bonds (from December 2006 to June 2010) and to eliminate the semi-annual principal payments under the bonds. The payment obligations of Mexico under the bonds are guaranteed by the Kingdom of Spain.

(10)	Semi-annual, quarterly or monthly amortization calculated to retire loans or securities by maturity.

(11)	In connection with these issues, Mexico entered into currency swaps of DM 1,500,000,000 into U.S. $1,022,878,000, ¥40 billion into U.S. $361,991,000, ¥50 billion into U.S. $456,204,000, LRA 500 billion into U.S. $330,512,956, LRA 500 billion into U.S. $300,084,023, DM 1,000,000,000, into U.S.$459,395,755, DM 750,000,000 into U.S.$368,119,928, Euro 400,000,000 into U.S.$363,200,000, Euro 92,978,000 into U.S.$83,511,237, Euro 372,912,712 into U.S.$336,553,722, DM 1,500,000,000.into U.S.$700,214,231, Euro 1,000,000,000 into U.S.$903,400,000, Euro 400,000,000 into U.S.$364,400,000, STG 300,000,000 into U.S.$457,590,000, LRA 500 billion into U.S. $241,263,000, LRA 500 billion into U.S. $241,934,234, LRA 750 billion into U.S. $362,746,425, and Euro 750,000,000 into U.S. $699,750,000.

(12)	The Notes pay only interest, calculated on a notional principal amount of U.S. $1,127,000,000. The initial purchase price of the Notes was 44.3254% of the notional principal amount.

(13)	Adjusted to reflect the effect of a currency swap.

(14)	Each $1,000 principal amount of these bonds was issued with one warrant entitling the holder to exchange on February 28, 2000 a specified amount of Mexico’s U.S. dollar denominated Collateralized Fixed Rate Bonds Due 2019 or Collateralized Floating Rate Bonds Due 2019 for $1,000 principal amount of either Floating Rate Bonds due 2005 of Mexico or, subject to the certain condition specified therein, Mexico’s 11 3/8% Bonds due 2016.

(15)	Includes revaluation because of changes in parity of foreign currencies.

(16)	The direct obligors of these loans are Banobras (U.S. $5,140,795), Bancomext (U.S. $858,585) and NAFIN (U.S. $7,839,838), acting in their capacities as financing agents for the Federal Government. Because the Federal Government is not the direct borrower under these loans, the outstanding amounts of these loans are not included in the totals of this Table IV, but rather are included in Table VI.

(17)	The portion of these loans maturing prior to the date hereof has been repaid in full.

(18)	In March 1990 virtually all loans under these agreements were exchanged by the creditors for Discount Bonds, Par Bonds and/or loans under the Combined Old New Money Agreement or Combined Facilities 2 and 3 Agreement.

(19)	Includes U.S. $418,051,000 of debt under the MYRAs for certain public sector obligors that have been assumed by the Government.

(20)	The borrower under this facility is the Fideicomiso para la Administración de Financiamientos Externos (“FAFEXT”), a trust administered by Banco de México.

(21)	This total is expressed in dollars and differs from the addition of all items because they are expressed in other currencies.

Table IV. External Debt of Budget-Controlled Agencies at June 28, 2002
(payable in foreign currencies)

		Dollar equivalent of
	Dollar equivalent of	amount having an
	principal amount	original maturity of
Borrower	outstanding	less than one year

	(in millions)
Federal Electricity Commission	$2,149.4	$149.8

PEMEX	9,952.0	2,186.6

Total External Debt of Budget-Controlled Agencies	$12,101.4	$2,336.4

Table V. Other Public Sector External Debt at June 28, 2002(1)
(payable in foreign currencies)

		Dollar equivalent of
	Dollar equivalent of	amount having an
	principal amount	original maturity of
Borrower	outstanding	less than one year

	(in millions)
Financial Sector	$23,513.1	$1,954.6

NAFIN	10,942.6	206.3

Banobras	7,232.9	0.0

Bancomext	5,322.5	1,748.3

Banrural	15.1	0.0

Non-Financial Sector	1.3	0.0

S.T.C. Metro	1.3	0.0

Total	$23,514.4	$1,954.6

(1)	This table includes debt of national development banks and certain commercial banks that is guaranteed by Mexico and other public sector debt registered with the Dirección de Deuda Pública, but does not include debt of entities whose finances are not included in the Government’s budget. In addition, private sector debt guaranteed by the Government or other public sector entities is not considered external public sector debt unless and until the guaranty is called. At June 28, 2002, the estimated balance of private sector debt guaranteed by Mexico’s national development banks was U.S. $176.9 million and U.S. $87.3 million was guaranteed by the Government.